Form 10-K, Exhibit 13
period 1995-12-31
LYNCH CORP
filed 1996-04-01
CIK 61004

LYNCH  CORPORATION

                              ANNUAL REPORT--1995

- --------------------------------------------------------------------------------

BOARD OF DIRECTORS
                  --------------------------------------------------------------

MORRIS BERKOWITZ
Business Consultant
E. VAL CERUTTI
Business Consultant
PAUL J. EVANSON
President of Florida Power & Light Company
MARIO J. GABELLI
Chairman of the Board and Chief Executive Officer of
Lynch Corporation and Chairman and Chief Executive
Officer of The Gabelli Funds Inc.

SALVATORE MUOIO
Vice President of Lazard Freres & Co.
RALPH R. PAPITTO
Chairman of AFC Cable Systems
PAUL P. WOOLARD
Business Consultant

OFFICERS
        ------------------------------------------------------------------------

MARIO J. GABELLI
Chairman of the Board and Chief Executive Officer
ROBERT E. DOLAN
Chief Financial Officer
ROBERT A. HURWICH
Vice President of Administration,
Secretary & General Counsel

JOSEPH H. EPEL
Treasurer
CARMINE P. CERAOLO
Assistant Controller

SUBSIDIARY INFORMATION
                      ----------------------------------------------------------

WESTERN NEW MEXICO TELEPHONE COMPANY
314 Yankee Street
Silver City, New Mexico 88062
INTER-COMMUNITY TELEPHONE COMPANY
P.O. Box A
Nome, North Dakota 58062
CUBA CITY TELEPHONE EXCHANGE COMPANY
BELMONT TELEPHONE COMPANY
2801 International Lane
Madison, Wisconsin 53704
BRETTON WOODS TELEPHONE COMPANY
Mount Washington Place
Bretton Woods, New Hampshire 03575
J.B.N. TELEPHONE COMPANY
CLR VIDEO, L.L.C.
Second & Kansas
Wetmore, Kansas 66550
HAVILAND TELEPHONE COMPANY
106 N. Main Street
Haviland, Kansas 67059

THE MORGAN GROUP, INC.
MORGAN DRIVE AWAY INC.
28651 US 20, West
Elkhart, Indiana 46515

SPINNAKER INDUSTRIES, INC.
600 N. Pearl Street
Dallas, Texas 75201

BROWN-BRIDGE INDUSTRIES, INC.
518 E. Water Street
Troy, Ohio 45373
CENTRAL PRODUCTS COMPANY
748 Fourth Street
Menasha, WI 54952
ENTOLETER, INC.
251 Welton Street
Hamden, Connecticut 06517
LYNCH MACHINERY, INC.
601 Independent Street
Bainbridge, Georgia 31717
M-TRON INDUSTRIES, INC.
100 Douglas Avenue
Yankton, South Dakota 57078

INVESTOR RELATIONS CONTACT
Robert E. Dolan
(203) 629-3333

TRANSFER AGENT & REGISTRAR
FOR COMMON STOCK
Chemical Mellon Shareholder Services
New York, New York

TRADING INFORMATION
American Stock Exchange

                 Securities           Symbol
                 ----------           ------

                Common Stock           LGL


The Annual Meeting of Shareholders of Lynch Corporation will be held at 3:00 PM, May 9,1996 at Greenwich Library, 101 West Putnam Avenue, Greenwich, Connecticut.

                                    FORM 10-K

COPIES OF THE CORPORATION'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1995 MAY BE OBTAINED, WITHOUT CHARGE, BY WRITING TO LYNCH CORPORATION, 8 SOUND SHORE DRIVE, GREENWICH, CT 06830, ATTENTION: ROBERT E. DOLAN.

LYNCH CORPORATION, 8 SOUND SHORE DRIVE, SUITE 290, GREENWICH, CONNECTICUT 06830
                                                        TELEPHONE (203) 629-3333
- --------------------------------------------------------------------------------

                              FINANCIAL HIGHLIGHTS

               (IN THOUSANDS OF DOLLARS, EXCEPT FOR SHARE AMOUNTS)

                                                       For the Year Ended December 31,
                                           -------------------------------------------------------
                                              1995           1994           1993           1992
- --------------------------------------------------------------------------------------------------
Sales and Revenues:
     Multimedia                            $   23,597     $   20,144     $   16,206     $   15,368
     Services                                 122,303        101,880         82,829         67,141
     Manufacturing                            192,266         66,678         28,004         26,148
                                           ----------     ----------     ----------     ----------
          Total                            $  338,166     $  188,702     $  127,039     $  108,657
                                           ==========     ==========     ==========     ==========
- --------------------------------------------------------------------------------------------------
Earnings Before Interest, Taxes,
Depreciation and Amortization (EBITDA):
     Multimedia                            $   12,342     $   10,858     $    8,965     $    8,522
     Services                                   4,635          4,349          3,013          2,713
     Manufacturing                             16,542          4,606          1,899          3,181
     Corporate Expenses-Net                    (2,928)        (1,521)        (1,366)        (1,065)
                                           ----------     ----------     ----------     ----------
          Total                            $   30,591     $   18,292     $   12,511     $   13,351
                                           ==========     ==========     ==========     ==========
- --------------------------------------------------------------------------------------------------
Depreciation/Amortization:
     Multimedia                            $    7,350     $    5,651     $    4,400     $    3,643
     Services                                   1,264            915            803            971
     Manufacturing                              2,662            931            690            454
                                           ----------     ----------     ----------     ----------
          Total                            $   11,276     $    7,497     $    5,893     $    5,068
                                           ==========     ==========     ==========     ==========
- --------------------------------------------------------------------------------------------------
Capital Expenditures                           19,569         11,598          4,356          3,244
- --------------------------------------------------------------------------------------------------
Net Earnings From Operations - Total       $    5,086*    $    2,402*    $    1,392*    $    2,151
                             - Per Share   $     3.62*    $     1.80*    $     1.14*    $     1.71

Net Income - Total                              5,145          2,328          2,953          2,169
           - Per Share - Primary                 3.66           1.74           2.41           1.72
                       - Fully Diluted           3.66           1.72           2.29           1.72
- --------------------------------------------------------------------------------------------------
Working Capital                            $      626     $   22,713     $   47,529     $   49,449
Current Ratio                                  1 to 1       1.3 to 1       3.3 to 1       3.9 To 1
Total Assets                               $  302,439     $  185,910     $  129,972     $  111,374

Shareholders' Equity                       $   35,512     $   30,531     $   24,316     $   21,272
     Per Share                             $    25.76     $    22.15     $    19.84     $    17.36
- --------------------------------------------------------------------------------------------------
Shares Outstanding (at year end)           $1,378,663     $1,378,658     $1,225,677     $1,225,660
Price Per Share: High                          84 3/4         32 7/8         26 3/8             26
                 Low                               30             22         20 3/4         15 3/4
- --------------------------------------------------------------------------------------------------



* Net Earnings per share From Operations excludes the following unusual items in 1995: gain of $0.04 on sale of Morgan stock; 1994: gain of $0.14 on sale of Tremont Stock and an extraordinary loss of ($0.20) from early extinguishment of debt; 1993: gain of $1.84 on Morgan IPO, gain of $0.39 on sale of Tremont Stock, extraordinary loss of ($0.17) from early extinguishment of debt, and cumulative effect charge of ($0.78) from change in accounting for income taxes; and in 1992: extraordinary gain ($0.01) from early extinguishment of debt, which are included in Net Income per share.

   Another way to look at the company is to examine each of our businesses and to look at what share of those businesses we own. This methodology is know as "proportional ownership." Simply stated, what are the businesses Lynch owns, what are the revenues, EBITDA, cash, debt and values. Those who are familiar with cable TV and the oil industries are knowledgeable about the concept. We expect 1996 will unfold into another significant increase in these measures.

1995 DATA

                                                      Traditional   Proportional
                                                      Accounting     Ownership
- ----------------------------------------------------------------------------------------------------------------------------------
                                                       (000's)        (000's)
Revenues -
     Multimedia                                        $ 23,597       $ 26,061
     Services                                           122,303         60,601
     Manufacturing                                      192,266        155,499
                                                       --------       --------
                                                       $338,166       $242,161
                                                       ========       ========
EBITDA - Before Corporate Management
         Fees and Expenses
     Multimedia                                        $ 12,907       $ 12,707
     Services                                             4,735          2,346
     Manufacturing                                       16,842         14,190
                                                       --------       --------
                                                       $ 34,484       $ 29,243
                                                       ========       ========
Cash -
     Multimedia                                        $ 17,818       $ 15,639
     Services                                             2,851          1,453
     Manufacturing                                        5,403          4,662
                                                       --------       --------
                                                       $ 26,072       $ 21,754
                                                       ========       ========
Debt -
     Multimedia                                        $ 72,197       $ 70,926
     Services                                             3,275          1,669
     Manufacturing                                      102,265         83,359
                                                       --------       --------
                                                       $177,737       $155,954
                                                       ========       ========


   The proportional ownership amounts noted above, represent the reported revenues, EBITDA ("earnings before interest, taxes, depreciation and amortization"), cash (including marketable securities) and debt of the subsidiaries included in Lynch Corporation's consolidated financial statements and other significant minority-owned entities accounted for in the consolidated financial statements under the equity method.

   Accordingly, the above proportional ownership amounts represent Lynch's percentage interest in the entities full reported amounts for the respective period or date. That is, the proportional ownership of revenues represents the entity's reported revenues for the year ended December 31, 1995, times Lynch's ownership of that entity throughout the year ended December 31, 1995. Proportional ownership of cash represents all cash, including marketable securities, of that entity, times Lynch's ownership of that entity at December 31, 1995.

                                CHAIRMAN'S LETTER

TO OUR SHAREHOLDERS:

   By all standards, Lynch had another creditable year in 1995. The public price of our shares opened the year at $30 per share and closed at $581 1/42 per share. More importantly, we again increased the intrinsic value of our enterprise by substantially more than 25%, the annual hurdle we set as our long term corporate goal. In this annual sharing of our results and our philosophy with you, we thought we would step back from the day-to-day details and talk about our ten year involvement with Lynch. But first a look in brief at 1995.


THE LAST TWELVE MONTHS

   Important dynamics in 1995 to enhance our intrinsic value were:

- -  MULTIMEDIA--during the year, we added to our telephony holdings

   - DUNKIRK & FREDONIA TELEPHONE COMPANY--we announced a relationship with the Maytum family to structure a transaction that will provide for management continuity, family participation in the ongoing operations particularly with a sensitivity to the needs of the local community.

   - KANSAS EXPANSION--we took ourselves to the goal line with a transaction with Sprint in August, 1995 whereby we will add the communities of Haddam and Morrowville, Kansas to the service area of JBN Telephone Company.

   - NORTH DAKOTA--we built on the existing Inter-Community operation with the purchase from US West of 1,400 telephone lines expected to close in mid-1996. The management of Inter-Community Telephone Company awaits the opportunity to enhance the service areas of Hope, Page, Sanborn, and Tower City. All was not rosy as the Department of Defense announced its intention to shut down our Autovon operation in that market.

   - CLR VIDEO--we entered cable with the creation of CLR Video and the purchase of 4,500 cable subscribers from Douglas Cable Communications, L.L.C. in northeast Kansas. Lynch is the majority partner in a three way owner partnership including Robert Carson and Rainbow Telephone Company.

- - SPINNAKER BLOSSOMS--Spinnaker purchased Alco Standard's Central Products division which manufactures and markets a variety of adhesive-backed carton sealing tapes and is the second largest U.S. carton sealing tape manufacturer behind Minnesota Mining & Manufacturing. Central Products has two manufacturing facilities located in Menasha, Wisconsin and Brighton, Colorado. While financing has not been completed, Messrs. Boyle & Fleming are confident of their ability to complete the financing.

- - WOI-TV--Phil Lombardo was able to renegotiate the $14.0 million of loans outstanding and has basically reduced Lynch's investment in WOI to its equity investment.

- - M-TRON INDUSTRIES, INC.--participated fully in the growth of the telecommunications and computer industry it services. Revenues grew 62% to $20.1 million, EBITDA increased to $2.0 million in 1995 from $200,000 in 1994. M-tron's backlog was $7.3 million at December 31, 1995, up from $3.6 million at the end of the prior year.

- - LYNCH MACHINERY, INC.--In 1995, Lynch Machinery delivered 11 extra-large glass presses. This was extraordinary for a company of its size.


FINANCIAL HIGHLIGHTS

- - EBITDA (earnings before interest, taxes, depreciation and amortization) and before corporate expenses surged 67.5% to $34.5 million in 1995 from $20.6 million in 1994.

- - Revenues at $338.2 million, increased by 79.2% from the previous year (and are expected to also grow by over 40% again in 1996).

- - Capital expenditures were $19.6 million in 1995--as we continue to build our telecommunications infrastructure--compared to $11.6 million in 1994 and $13.6 million projected for 1996.

- - Our reported net earnings from operations excluding extraordinary items rose to $3.66 per share in 1995 from $1.88 in 1994.


AND NOW BACK TO THE FUTURE --

"THE FIRST TEN YEARS"

   Some observers might look on our first ten years as "building a business on nothing." We grew Lynch's EBITDA from $147,000 in 1985 to $30.6 million in 1995--without an increase in our shares outstanding. But that's history! Where are we going? Should the next ten years be a period of harvesting the acorns that we planted, some of which have sprouted into oaks and some of which are still in the incubation/acceleration stage. Or should we plant more acorns? Or should we do both. The question is easier to articulate than the answer.

   To understand our guidelines for the future, let's look at 1995 and the past transactions we structured for Lynch.


FIRST TEN YEARS "SOWING"

   When we took command of the company in 1985, there were 1,364,110 shares outstanding and shareholder equity was $14.3 million. At the end of 1995, there were 1,378,663 shares outstanding and shareholder equity was $35.5 million. More importantly, EBITDA was nearly $31 million versus $147,000 in 1985.

                                                        1985                1995
- --------------------------------------------------------------------------------
Revenues                                         $10,699,000        $338,166,000
EBITDA                                           $   147,000        $ 30,591,000
Shareholder Equity                               $14,348,000        $ 35,512,000

Number of Shares                                   1,364,110           1,378,663
Intrinsic Value (Pre-tax)                        $        12        $    150 +/-
Stock Price                                      $        11        $     58 1/2


BUILDING BLOCKS

   How did we grow the company without giving away ownership? We accomplished this by our plans to endow each operating entity with its own shareholder base. We will now walk you through selected transactions that proved to be building blocks to our success. These are listed in no particular order.

MORGAN DRIVE AWAY, INC.

   We purchased Morgan Drive Away, Inc. in 1988. We paid $11 million. Of this amount, $8 million was a loan from First National Bank of Elkhart, Indiana, $2 million was subdebt from Lynch, and $1 million represented our equity. At that time, Warren Golden, Chairman of Morgan's parent, CLC, which was acquired by Archer Daniel Midland, was retained to manage Morgan. Since then, Lynch has recouped all of its investment (including the exchange of our preferred for additional Morgan shares and cash in 1995). Today, Lynch owns 1.35 million shares of Morgan which is traded on the American Stock Exchange. While its shares presently trade in the $8 range, we believe underlying values are at least twice that amount. Of interest also is that Morgan's revenues in the first year of our ownership were $60.6 million and are now $122.3 million.

WESTERN NEW MEXICO TELEPHONE COMPANY

   In 1989, we created a partnership with the Keen family of Western New Mexico Telephone Company ("WNMTC") whereby we affiliated with WNMTC primarily for cash and in turn entered into an agreement that provided for continuing ownership of Western New Mexico by our partners, the Keen family. Jackie Keen and Mary Beth (Baxter) learned a great deal from their father J.C. Keen on how to care for and nurture the local community while creating value for shareholders. Since the time we involved ourselves with the company, the number of telephone lines has increased from 4,100 to 5,200 a growth of 27%. They are now examining ways to enter the Internet and to provide the cable needs of their communities. Bottom line--our return on equity has been the best yet. Bring us more relationships like Western New Mexico.

SAFETY RAILWAY SERVICE CORPORATION (RENAMED SPINNAKER INDUSTRIES, INC. IN 1994)

   Safety (83% to be precise) was purchased from Gurdon Wattles, former Chairman and CEO of American Manufacturing Corporation for $3.8 million in December 1987. Safety was energized in 1994 by entrusting the stewardship to the Boyle, Fleming & George Group, which received a 20% carry through the issuance of a warrant, plus certain dilution protection on the first round of financing with a strike price concurrent with the share price to be issued on a subsequent financing. Reflecting two three-for-two stock splits, Lynch's original investment of $3.8 million had a market value at December 31 of $80 million. Indeed, there are now
1.6 shares of Spinnaker outstanding for each share of Lynch.

TREMONT ADVISERS, INC.

   Our investment in the financial services area also turned out to be profitable. In 1987, Lynch took a majority position in Tremont Partners, Inc., an investment management consulting firm. As Lynch's direction shifted to more industrial activities, we decided to spin Tremont off to our shareholders. In 1992, Tremont Advisers, Inc. was launched as a public entity via a rights offering to our shareholders. Indeed, each shareholder of Lynch has an investment in Tremont, if they exercised their rights. Today, Tremont is flourishing and oversees over $1.6 billion in assets.

ACQUISITION OF STATION WOI

   Lynch signed a contract to buy Station WOI-TV, the ABC affiliate in Des Moines Iowa, on September 25, 1992. On March 1, 1994, Capital Communications Corporation, a joint venture between Lynch and Lombardo Communications II, Inc., acquired the Station from Iowa State University. The total consideration of the acquisition was $14 million. Despite greater than anticipated obstacles in closing the purchase, with our knowledge of broadcasting, our understanding of values, and with the proven broadcasting skills of Phil Lombardo, we were encouraged to proceed. Lynch initially borrowed $11 million from First National Bank of Omaha. While this was an unpopular decision when we made the acquisition, it has returned substantial results. We believe our share of the station over and above our capital contribution is worth $20 million, that is $15 per Lynch share. At the same time, an examination of the operating results in our financial statements indicates that the station contributed only $0.21 per share that we reported for 1995. This underscores another Lynch base-building concept, trade off reported earnings for an increase in the intrinsic or private market value.

NOT ALL WAS ROSY

   During the first ten years, we suffered many disruptions. This included financial difficulty at Ameritrust Bank, the successor to the National Bank of Elkhart, that helped us purchase Morgan Drive Away, and the acquisition of the loan by a second bank and the subsequent trend of those banks to foreclose in the winter and spring of 1992. Things were so bleak that your Chairman paid a "unique" visit to Morgan to assure our Morgan family of their future.

   In addition during this period, your Chairman was the subject of extensive harassment from an "excited shareholder" as well as regulatory inquiry into trading patterns in Lynch shares. Despite our desire and mandate to be fair and equal to all our growing and extended families, each has been caught up with the profits of the legal profession that is now able to advertise its legal services. The distraction of management from its goal of providing quality service to its customers needs to be eliminated in our society if indeed we are to compete in a global society with the Germans and Japanese. If any questions arise from this statement, refer to the movie Disclosure.

IT'S TIME TO HARVEST OR IS IT STILL TIME TO SOW

   In examining our goals for our second ten years of stewardship, we expect to continue to find ways to grow our intrinsic value at the 25% hurdle rate that we set as our benchmark for growth in our assets. While we continue to be creative and opportunistic, we will continue husbanding resources that are at our disposal. As your Chairman, I personally own 346,646 shares of the company, approximately 24.9%. As the saying goes, "I eat my own cooking."

   Our "prism" for the future is ever changing--should we spin-off Spinnaker--should we do an IPO for M-tron--should we sell convertibles/debt/equity to broaden our base of accessibility--should we accelerate penetration of telephone/cable/broadcast.

NEW DIRECTORS

   I would like to welcome two new directors to the Lynch Board, Ralph R. Papitto, Chairman, AFCCable Systems, Inc. and Salvatore Muoio, Vice President of Lazard Freres &Co. L.L.C., who joined the Lynch Board during 1995. I have known and been associated with these two gentlemen for many years and look forward to their contributions to Lynch Corporation.

   As always, we will be cognizant of the needs of our "stakeholders"--our equity owners, our staff, our partner/employees, our debtholders, and our communities in which we are job creators.

                                                    Mario J. Gabelli
                                                    Chairman of the Board and
                                                       Chief Executive Officer

                                                    March 29, 1996

                                LYNCH CORPORATION
                              A ROAD MAP TO VALUES








                                [charts to come]








OBJECTIVE

   The stated and steadfast goal of Lynch is to grow the intrinsic value of the company by 25% annually. It is a long-term concept of managing an enterprise based on the cash flow generating ability of a business and the collateral value of its assets. Lynch plans to achieve its growth goal by acquisitions, both strategic and opportunistic, and by internal development.


STRATEGY

   The initial stage of our strategy is to make value-oriented acquisitions, applying strict rate of return criteria. We will only participate in "friendly" transactions that will enable us to employ our management/shareholder partnership philosophy. We actively seek potential acquisitions that generally have the following characteristics:

- -  domestic operations;

- -  basic business--no high technology or high research and development;

- -  a franchise with a protected and/or dominant market position;

- -  dependable and growing free cash flow;

- -  no turnarounds or start-up companies; and

- -  good management in place willing to continue with the business.

   An appropriate level of financial leverage is imperative to minimize our net investment and maximize our returns. Once an acquisition is made, we cement a management/shareholder partnership by insuring that each local management team has an interest in their respective business. Incentive compensation plans reward management for operating each company entrepreneurially by holding down operating expenses and making capital expenditures only as prudently necessary. They are encouraged, though, to develop and grow their businesses and will fully participate in the upside potential. We also look to optimize growth by structuring transactions in the most tax efficient manner and utilizing financial engineering, such as, access to public markets.

OUR STRUCTURE



                               [FLOW CHART GRAPH]




   Currently, our organization consists of four acquisition vehicles--Lynch Multimedia, The Morgan Group, Inc., Spinnaker Industries, Inc. and Lynch itself. In addition, we have ownership interests in two broadcast properties--Station WOI-TV and Station WHBF-TV, and in two manufacturers--Lynch Machinery, Inc. and M-tron Industries, Inc.


   Lynch Multimedia--Lynch Multimedia has investments of 80% to 100% in seven rural telephone properties throughout the United States and a 60% investment in one cable television investment. Of late, in private transactions, rural telephone companies have been selling at 7 to 9 times EBITDA. On a proforma basis, Lynch's companies consist of over 27,000 access lines, 4,700 cable television subscribers, 49,000 cellular POPs and the right to provide Direct Satellite TV to over 10,000 homes. Proforma telecommunications revenues and EBITDA, (proforma for the full year results for CLR Video, 1,400 lines to be acquired from US West in North Dakota, 350 lines to be acquired from Sprint in Kansas, and the consolidated operations of Dunkirk and Fredonia Telephone Company) for the year ended December 31, 1995, were $32.5 million and $16.5 million, respectively. At December 31, 1995, on a proforma basis, these companies held cash and cash equivalents of $18.6 million and had total debt outstanding of $102.2 million. The definitive agreements with US West, Sprint and the current owners of Dunkirk and Fredonia Telephone Company were signed in 1995 and all are expected to close in the first half of 1996.


   The Morgan Group, Inc.--Morgan is the premier outsourcer of service to the manufactured housing and recreational vehicle industries. Morgan Common Shares are listed on the American Stock Exchange. There are 2.6 million common shares outstanding, of which Lynch Corporation owns 1.35 million, or 51%. Revenues and EBITDA in 1995 were $122.3 million and $4.6 million, respectively. At December 31, 1995, it held cash and cash equivalents of $2.9 million and had $3.3 million debt outstanding.


   Spinnaker Industries, Inc.--Spinnaker is an acquirer and developer of manufacturing companies. It is traded NASDAQ Small Cap. Lynch owns 2.2 million of the 3.4 million fully diluted common shares (adjusted for the 3 for 2 stock splits that were effective in December 1995 and 1994). Pro forma revenues and EBITDA, including full year results of Central Products, were $226.6 million and $18.8 million, respectively. At December 31, 1995, it had cash and cash equivalents of $3.1 million and total debt outstanding of $102.0 million. In addition to its common share interest, Lynch holds a subordinated note from Spinnaker of $1.2 million.

Speciality Niches--
      Broadcasting: Lynch owns 50% (fully diluted) and 20% net interests in Stations WOI-TV and WHBF-TV, two network affiliated television stations. In recent transactions, network affiliates have sold 12 to 14 times broadcast cash flow.

         In 1995, WOI's full year revenues and broadcasting cash flow were $9.2 million and $3.3 million, respectively. At December 31, 1995, it had cash and cash equivalents of $1.1 million and outstanding debt of $14.0 million.

         In 1995, WHBF's full year revenues and broadcasting cash flow were $7.2 million and $3.1 million, respectively. At December 31, 1995, it had cash and cash equivalents of $0.2 million and outstanding debt of $17.3 million, of which Lynch owns $2.7 million.

      Lynch Machinery, Inc.: Lynch Machinery produces glass presses and packaging machinery. Its 1995 revenues and EBITDA were $36.9 million and $7.0 million, respectively. At December 31, 1995, it had cash and cash equivalents of $2.0 million and outstanding debt of $1.3 million.

      M-tron Industries, Inc.: M-tron produces quartz crystals and oscillators. In 1995 it had revenues and EBITDA of $20.1 million and $2.0 million, respectively. At December 31, 1995, it had cash and cash equivalents of $0.2 million and outstanding debt of $2.8 million.


BUILDING FOR THE FUTURE

   In the following pages our partners will present to you what they are doing to enhance values.

                                LYNCH MULTIMEDIA

   Lynch continues to make strides in rounding out its multimedia portfolio. We accomplished the following in 1995 and early 1996.

- - On November 6, 1995 Lynch executed a contract to acquire Dunkirk & Fredonia Telephone Company from Robert Maytum and his family. Dunkirk & Fredonia, through two local telephone companies, Dunkirk & Fredonia and Cassadaga Telephone Companies, provides telephone service to 10,700 access lines in upstate New York, approximately 30 miles south of Buffalo. The company is one of the lowest cost independent telephone companies in the United States. The Maytum family has been very aggressive in complementing their telephone service with ancillary businesses. They currently provide long distance reselling, burglar alarm and security business, paging, and telecommunications equipment sales and repair. In addition to these businesses, they currently are in the process of applying for a franchise to provide cable television service to the Village of Fredonia and to provide Internet service to their customer base. We currently expect to close in mid 1996. All members of Lynch's multimedia family welcome the Maytums to our telecommunications group.

- - On December 1, 1995, CLR Video closed on the acquisition of 4,500 cable television subscribers in northeast Kansas. CLR, which is 60% owned by Lynch Corporation, is a joint venture of Lynch, Robert L. Carson and Rainbow Telephone Company. CLR Video's service area is adjacent to J.B.N. Telephone Company. In addition, there are several opportunities in the area to acquire contiguous cable properties. We welcome our association with Rainbow Telephone Company and our continued relationship with Bob Carson, who has been an immeasurable help in assisting our efforts in establishing J.B.N. Telephone Company and CLR Video.

- - As we announced in last year's annual report, Lynch, in two separate transactions, will acquire approximately 1,700 lines in North Dakota and Kansas from US West and Sprint Telecommunications, respectively. While these transactions have not yet closed, due to regulatory hurdles, delayed in part by the recently enacted Telecommunications Bill of 1996, both are expected to close in the first half of 1996.

- - As part of the Western New Mexico Telephone Company acquisition in 1989, Lynch acquired an interest in New Mexico Cellular RSA #1. Two of our partners in this transaction wished to partition this RSA into the North and South. As part of this partition, Lynch increased its net POP share by retaining a 21% ownership in the North partition, which includes the affluent community of Farmington, New Mexico. In addition, as part of the transaction, Lynch acquired the ability to sell its share in the property to the general partner for $5.0 million in the year 2001. This transaction greatly enhances the value of this cellular asset.

   Below, our partners in our current telephone operations will discuss with you how their companies are doing and the steps they are taking to grow and prosper under the Lynch umbrella. The recently enacted Telecommunications Bill of 1996, opens new competitive environments in telephone services. In addition, it does provide some safeguards for those providing high quality service to rural areas. As our partners will share with you below, we welcome the opportunity to expand our current service offerings to our current customer service base and beyond.

                                   [PICTURE]

                   WESTERN NEW MEXICO TELEPHONE COMPANY, INC.

   Western New Mexico Telephone Company continued to grow and expand its operations in 1995 by adding over 225 access lines, a 4.5% growth rate. This phenomenal growth is occurring in all of our nine exchanges located in the southwestern corner of New Mexico. Active marketing programs by local Chambers of Commerce and real estate firms, plus having one of the finest climates in the country, have been largely responsible for this influx of new subscribers.

   In anticipation of this continuing growth pattern, and to be in a position to provide the latest in technological products and services to southwestern New Mexico, we began placing fiber optic cables between all of our exchanges and upgrading our central office transmission facilities in 1995. This project should be completed and turned up by the early months of 1996. Broadband capabilities such as distance learning, remote medical care, equal access to long distance providers, and access to the internet services are some of the many new and interesting challenges we will face in 1996 and beyond.

   Western's management continues to be active in other Lynch Corporation businesses. We have lent financial and operational assistance to the Kansas telephone companies, to Lynch cellular partnerships in New Mexico, and also to WNM Communications, Lynch's Direct Broadcast Satellite Television Company (DBS). Recently, Western announced a new company venture into the cable television business, with the formation of Enchantment Cable Company. This venture will be exploring various options to provide cable television both within and outside our current telephone service areas.

   Western's management has been actively involved with various industry associations in 1995 and will continue to participate in 1996. The FCC and Congress continue to advance the concept of competition in all areas of telecommunications. We will continue to push for rules and regulations which advance and preserve the universal service principles which have long been in policy of the United States; but more specifically in high cost, rural areas, such as our service territory. The future of the information superhighway is uncertain, but holds much promise for our company. Western will strive to be on the cutting edge of new technology and to be the full-service provider for our service area.

Jack C. Keen                 Jack W. Keen
Chairman                     President

                       INTER-COMMUNITY TELEPHONE COMPANY

   Inter-Community Telephone Company serves over 1,200 subscribers in southeastern North Dakota. We have five exchanges that are tied together by 98 miles of fiber optic cable. Switching service is accomplished with a Northern Telecom DMS-10 switch utilizing a host-remote configuration.

   As of December 31, 1995, we were still in the process of finalizing the acquisition of lines in Hope, Page, Sanborn and Tower City exchanges from US West Communications. As a result of the acquisition process, we postponed the upgrading of our existing facilities so that we may upgrade all of our equipment simultaneously. In 1996, our plans include linking these new exchanges with our existing network, to which another approximately 40 miles of cable will be linked. The addition of these lines will increase our total number of subscribers to 2,600. We also plan to offer features such as Caller I.D., Equal Access and local Internet access to all of our 2,600 subscribers.

   We look upon 1996 with great anticipation. A tremendous amount of work will have to be completed in a short time; but with that will come a tremendous sense of accomplishment when the task is completed.

                        Keith Andersen
                        General Manager


                      CUBA CITY TELEPHONE EXCHANGE COMPANY
                           BELMONT TELEPHONE COMPANY

   The Cuba City and Belmont Telephone Companies continued to show good growth during 1995. Subscribers reached 2,382 in December 1995, a 2% increase from 1994.

   Long distance calling, which represents 70% of total companies operating revenues, grew at a 7.8% rate during the year. We are currently in the process of constructing 22 miles of fiber optic circuits planned for early 1996 which will permit the re-routing of long distance traffic, which increases line haul revenue, and will bring fiber optic capability to both communities.

   At year end, nineteen school districts in southwest Wisconsin were forming a "distance learning" facility to expand school curriculums while reducing costs. The facility is expected to be operational by the 1997/1998 school year.

   The companies anticipate participating in the emerging technologies as they develop into viable business opportunities, while continuing to maintain business relations with the interexchange carriers who continue to press for reduced costs for joint services.

   LaFayette County Satellite TV, Inc. was formed in 1994 to market the DBS 18 inch receiving dish and DirecTV programming. At year end, subscriber count reached 190. These small dish systems provide 175 channels of programming in areas without cable or with limited cable service.

                        Richard A. Kiesling
                        President


                        BRETTON WOODS TELEPHONE COMPANY

   1995 marked several accomplishments for Bretton Woods. The Company converted to Equal Access, activated New Hampshire statewide E911 system, completed an acquisition of access lines from NYNEX which folded nicely into our service area, and in December we upgraded our Northern Telecom DMS10 switch to 408.10 generic, adding several more customer enhancements. To remain prepared to access the information super highway, we are committed to upgrading our switch and maintaining the reliability of our network.

   The completion of additional subdivisions of residential homes in Bretton Woods resulted in a continued increase in customers, with an even greater projected increase in 1996.

   In the future, we look forward to continuing growth in subdivisions, improving our technology and network to give our customers state-of-the-art service, and broadening our service base by providing cable and security service to our customer base and beyond.

                        Nancy Hubert
                        Senior Vice President
                        of Operations

                             JBN TELEPHONE COMPANY

   JBN Telephone Company, located in Northeast Kansas, has completed nearly 50% of its Network Modernization Plan. Six communities serving over 1,100 customers were cut over to new digital central office equipment supported with fiber optic facilities. An agreement was also made in 1995 to purchase the telephone properties of Haddam and Morrowville, Kansas adding 350 more customers to JBN Telephone Company. The acquisition will be completed in 1996 and customers in Haddam and Morrowville will then be converted to new digital central office equipment. Construction of a fiber optic ring serving all eight communities will be completed in 1996, which supports uninterrupted service in the event of a cable cut.

   Construction will also begin in 1996 on new digital central office equipment and a second fiber optic ring for seven more communities serving another 1,600 customers. Upon completion of this phase of our plan, all JBN Telephone Company customers will have access to new services and features including Custom Calling Features, Voice Mail and Switched 56 Kbs data service.

   The increased demand for advanced services in the rural area continues to grow. We are anxious to show new and existing customers the high quality of service they can expect from JBN Telephone Company. I feel as long as we continue offering this kind of service, along with our personal touch to our customers, our customers will remain loyal when competition in the local loop becomes reality.

   I look forward to the challenges and opportunities ahead.

                        Gene Morris
                        General Manager


                           HAVILAND TELEPHONE COMPANY

   Haviland Telephone Company serves about 4,000 customers in 12 exchanges in southcentral Kansas. The company offers digital switching capability, with attendant options, to about 75% of its customers. About 220 customers in the town of Haviland enjoy company-carrier CATV. Several additional services are offered including state-wide paging, voice mail, and mobile telephone service.

   During 1995, regulated revenues were the highest in company history and expenses have been cut to the lowest levels since 1992. Telephone related earnings before interest, taxes, and depreciation have attained the highest level ever; 1995 was a good year.

   1995 saw several facility improvements. The company began a buried telephone plant construction in Cullison that will replace old subscriber carrier equipment. In select locations, the company installed Ultraphones, the digital wireless telephone product that uses standard subscriber telephone equipment. As a major infrastructure improvement, the company buried about 50 miles of additional fiber optic cable. Using the fiber, the company placed in service remote switching facilities for Cullison and Coats. The move replaced electronic mechanical switching equipment that has been in service for nearly 40 years. Over $1.3 million in capital improvements to its communications infrastructure were made.

   In 1996, three more towns will enjoy remote digital node technology that will enable the company to offer value-added options, faster call completion time, enhanced 911 dialing, and lower installation and maintenance costs. During 1996, five additional towns will convert to Equal Access 1+ dialing. This move will probably stimulate intrastate toll traffic in the towns targeted. The company will complete the buried plant upgrade started in 1995 which will enable affected customers to purchase additional telephone lines. In a significant cash-improvement move, Haviland will continue to explore the feasibility of converting to cost-based settlements in the interstate jurisdiction. Long-range buried plant projects that will eliminate old subscriber carrier equipment, extend additional line capabilities to homes, and improve service reliability will move forward in 1996. The company will continue to use Ultraphone for an interim solution where adequate physical facilities do not exist and for temporary service to transient locations.

   Access lines will continue to grow in eastern exchanges due to area out-growth from metropolitan Wichita. Access lines will probably grow in western towns as families and businesses add lines. Network access revenues will increase, especially interstate traffic, probably to their highest level.

                        Robert Ellis
                        President

                               LYNCH BROADCASTING

   Lynch currently has ownership interest in two network affiliated television stations, Station WOI-TV and Station WHBF-TV. Station WOI is an ABC affiliate which serves the Des Moines, Iowa media market, the 73rd largest in the United States. Station WHBF is a CBS affiliate which serves the Quad-Cities media market in Rock Island and Moline, Illinois, and Davenport and Bettendorf, Iowa, the 88th largest market in the United States.

   Philip J. Lombardo is our partner in both these ventures. Phil is a well known industry player with over thirty five years of experience in operating broadcasting properties.

STATION WOI-TV

   On March 1, 1994, Capital Communications Corporation acquired the assets of Station WOI-TV from Iowa State University for $12.7 million. Lynch Corporation owns 49% of the common shares outstanding and a convertible preferred, which when converted, will bring Lynch's common share ownership to 50%.

   Since the acquisition, much has been done to improve the operations of Station WOI. Operating procedures and staff have been stream-lined to lower costs and improve efficiencies. The station's viewing line-up has been upgraded. In the news department, there has been significant upgrading of equipment. Operations have been centralized to a new location near the State Capitol Building in Des Moines. As such, despite the fact that the Lombardo/Lynch partnership has operated the station for less than two years, broadcast cash flow for 1995 grew to $3.3 million. In addition, the improved operating results have allowed us to refinance the station's capital structure, so much so, that of Lynch's $13.25 million initial investment in Station WOI-TV in the form of Senior Debt, Subordinated Notes, Preferred Stock, and Common Stock, all funds have been returned to Lynch, including interest at the stated rates, save for a $250,000 anticipated long-term investment in the common and convertible preferred. Lynch applauds the efforts of our partner Phil Lombardo and his management team in this improvement.

                                   [PICTURE]

STATION WHBF-TV

   In 1987, Lynch acquired a 20% interest in Station WHBF-TV. Since its acquisition by Lombardo/Lynch, Station WHBF has shown consistent growth in both revenues and cash flow. In 1995, revenues and broadcast cash flow reached $7.2 million and $3.1 million, respectively. These results were slightly higher than the 1994 reported results despite a lackluster local economy and the absence of political advertising which bolstered 1994 results.

PERSPECTIVE

   We have long believed in the value of local television stations. These values are increasingly being recognized by industry and marketplace in the form of higher multiples being afforded these properties. The recently enacted Telecommunications Act of 1996 which allows companies to own television stations covering up to 35% (up from 25%) of the national population should provide increased visibility to our ownership interest.

   While the financial results of these properties are not significant contributors to Lynch's reported financial results (a $0.24 per share net profit in 1995, and $0.27 net loss in 1994), their intrinsic value represents one of the many "hidden assets" of Lynch. We will continue to look for opportunities to leverage off these values and expand our multimedia operations both domestically and abroad.

                             THE MORGAN GROUP, INC.

   The Morgan Group, Inc. ("Morgan") and its wholly owned subsidiaries, Morgan Drive Away, Inc., Interstate Indemnity Company, Morgan Finance Company and newly-acquired Transfer

Drivers, Inc. ("TDI") enjoyed a successful year in 1995.

   The highlights were:

- - We believe enhancement of shareholder value can be attained not only by polishing the Morgan Drive Away engine, but by building on this base to expand out-sourcing services to current and new customers. We are excited about our 1995 acquisition of TDI, a market leader in the fragmented out-sourcing business servicing the relocation needs of such major corporations as Ryder System, Budget Rentals, Hertz Penske, and others.

- - Revenues reached $122 million, a milestone signifying our leadership position in providing services to our customers. This volume gain represents the third successive year of growth in excess of 20%.

- - Morgan continued to emphasize our goal of servicing industry leaders and firmed its relationship and expanded our involvement with outstanding customers. In manufactured housing these include: Fleetwood Enterprises, Oakwood Homes, Schult Homes, Cavalier Homes, Skyline Corporation, Clayton Homes and Champion Homes. For recreational vehicles, industry pace-setter and Morgan clients include Fleetwood Enterprises, Winnebago Industries, Thor Industries and Holiday Rambler.

- - Our emphasis on training and safety continued to bear positive results and is reflected in lower accidents per mile driven.

- - Terence L. Russell was named President and CEO of Morgan Drive Away. Terry has served as President of three key divisions of Ryder System and is a welcome addition to the Company.

- - Morgan's shareholder equity reached $15.6 million, bolstered by current year operations earnings and a $450,000 equity increase on the early retirement of the $3.0 million issue of Lynch Corporation preferred stock. The company's balance sheet is quite strong, with shareholders' equity of $15.6 million, cash at close to $3.0 million, long term debt of under $2.5 million, and available credit facilities of approximately $14.8 million.

INDUSTRY OVERVIEW

   The Morgan Drive Away core operation is the leading out-sourcer of moving services for the manufactured housing and recreational vehicle industries. With a committed force of about 3,300 independent owner-operator drivers nationwide, Morgan is the industry leader, arranging via its "booking agency" service about one-fifth of the moves from manufacturers of these products to their dealers' lots and showrooms. Morgan Drive Away also facilitates the moving of a variety of other goods such as commercial vehicles, van conversions, military equipment, modular offices, semi-trailers and the like. Our national operation of 109 dispatch locations and 9 regional offices located in 39 states, our reputation for reliable service, our strong relationship with drivers and customers built up over a sixty year history, all provide reasons for optimism that Morgan will maintain its position as industry leader.

   We believe that a combination of factors may well sustain Morgan's momentum in the longer term. High quality new products, favorable demographics, healthy consumer confidence levels, and, for manufactured housing, a relatively short supply of rental apartments, bode well. Further, the national trend to outsourcing in many American industries fits into our strategy of providing services to some of the best and rapidly growing companies in the country.

RESULTS OF OPERATIONS AND OUTLOOK

   Revenues in 1995 reached an "all time" record of $122 million, a gain of 20%. EBITDA reached $4.6 million, operating income finished at $3.4 million, and net earnings after-taxes were a record $2.3 million. While these results are the best ever for Morgan, we expect better operating margins to accompany planned double digit top line growth in the years ahead. These projected results reflect strength in the industries served, marketing efforts securing and expanding major accounts, attention to costs in all facets of the business, and the aforementioned improvement in accident and claims costs.

   Morgan's future has never been brighter. The industries served are expanding, its most important customers are the leaders within those industries, and the company's financial wherewithal and management commitment to maximizing shareholder value should enable continued progress along three paths of growth: core business improvement, acquisitions, and expansion of outsourcing services.

                            Charles C. Baum
                            Chairman

                           SPINNAKER INDUSTRIES, INC.

   Spinnaker Industries, Inc. experienced another year of strong growth and steep increase in shareholder value in 1995. Spinnaker completed the major acquisition of Central Products Company, continuing the aggressive growth trend that began with the 1994 acquisition of Brown-Bridge Industries. The company's management team of Richard J. Boyle and Ned N. Fleming III, continuing with the mandate of building shareholder value through acquisitions and internal growth, has built a company with annual revenues swiftly approaching a quarter-billion dollars. The substantial growth seen over the last 19 months is due to the company's dedication to all stakeholders: customers, employees, management, the community and the shareholders. The record revenues and EBITDA attained by Spinnaker in 1995 are illustrated in the table below:

Figures in Thousands              1993               1994                 1995
                                 ------             -------             --------
REVENUES                         $6,371             $33,632             $135,289
EBITDA                           $  187             $ 1,117             $  7,940

   Central Products Company--In accordance with Spinnaker's value enhancing strategy, the recent acquisition of Central Products Company is an important element of the adhesive backed materials industry. The company was purchased from Alco Standard Corporation in October of 1995 and functions as a wholly owned subsidiary of Spinnaker. Central has been one of the nation's leading manufacturers of carton sealing tapes for over 75 years. Central is the only US supplier to manufacture both water activated paper and reinforced gummed tape and pressure sensitive polypropylene tape, and the only company to produce all three pressure sensitive adhesive technologies to meet the diverse needs of today's customers. Net sales from Central's operations for the 1995 calendar year totaled approximately $122 million, including over $30 million under Spinnaker ownership.

   It is Central Products Company's strategy to be the sole source for its customers' carton sealing tape and system needs. The Company possesses over 50% of the water activated carton sealing tape services, and the second largest share of the pressure sensitive carton sealing market. Central's position as the only supplier to offer every major carton sealing tape and technology, provides excellent opportunities to take advantage of the growing market and to expand its international presence. Enhanced by its strong management team, Central remains well positioned as a platform for the acquisition of other companies.

   Brown-Bridge Industries, Inc.--Acquired from the Kimberly-Clark Corporation in September of 1994, Brown-Bridge Industries develops, manufactures and markets adhesive coated materials that are converted by printers and industrial users into products for marketing, identifying, promoting, labeling, and decorating applications. At the time of acquisition, several key company-wide initiatives were launched: increased product quality, improved customer service, reduced production and administration costs, and a reduction in working capital investment. Evidencing Brown-Bridge's significant progress in each of these areas, 1995 reported the highest level of sales and earnings in the company's fifty year history, with another record year expected in 1996.

   The $3.5 billion adhesive backed materials industry enjoyed another year of strong growth. Brown-Bridge has capitalized on the increased demand for consumer package labeling, the popularity of non-impact printing systems and the heavy consumption of pressure sensitive labels and self-adhesive materials in everyday business. While increasing its presence in the more mature heat and water activated segments, the majority of Brown-Bridge's growth has been from increasing its share of the expanding pressure sensitive market.

Entoleter, Inc.--Entoleter's "back-to-basics" philosophy delivered not only a third year of increased sales, but substantially increased EBITDA. As a manufacturer of impact milling and rotary-knife size reduction equipment, Entoleter's new management team has leveraged the Company's core competencies in design and engineering to provide the market place with products that have clear advantages over the competition. Technological advances in the company's air pollution control product line have further positioned Entoleter for growth in the volatile environmental industry.

   An infusion of new talent, coupled with the implementation of new business growth initiatives has brought strong improvements to the company's financials. Net sales were up over 10% to a record $7.5 million in 1995, while EBITDA rose to $0.5 million from $0.2 million giving net income a strong boost over the 1994 figure.

   Spinnaker completed the year with a stock split of 3-for-2, increasing shares outstanding to 2,715,649 shares. This effort also moves the company closer to meeting the standards for trading on the NASDAQ National Market.

                        Richard J. Boyle
                        Chairman

                             LYNCH MACHINERY, INC.

[PICTURE]

   Lynch Machinery manufactures and markets glass forming machines and packaging machinery in facilities located in Bainbridge, Georgia and in suburban Chicago, Illinois.

RESULTS OF OPERATIONS

   Revenues and operating income for 1995 continued to increase dramatically. Revenues were $36.9 million, an increase of 79% from $20.6 million in 1994. EBITDA more than doubled, increasing to $7.0 million from $3.4 million in the prior year. We shipped fifteen glass presses in 1995 compared to eight in 1994; of these, eleven were advanced technology presses used for the production of television glass in China, Korea, and India.

EMERGING MARKETS

   Many former Third World countries have been successful in managing their economies for sustained growth. Countries such as India, China, Indonesia, and others are now experiencing burgeoning demand for consumer products as a result of the overall improvement in their macroeconomic conditions. As these economies continue to grow, demand will increase for consumer products, including television sets, personal computers, and household glassware. We expect our glass making customers to continue to expand to fill market demand. They will need additional high-efficiency production equipment, including Lynch presses and ancillary equipment.

CONTROL SYSTEMS

   In the past it was the practice of Lynch customers to furnish their own control systems for the press and for related equipment in the production line. Quality and productivity requirements in the glass industry are increasing, making precise control of the production process more critical. At the same time, the level of technology in machinery control is increasing, and glass factories are hard pressed to stay abreast of these advances. To help solve the complex problems of controls in the glass factory, we created a stand-alone Electronic Controls Department, separate from the Engineering Department. This new department is responsible for designing, integrating, and assembling control systems on all Lynch Machinery products, including retrofit packages. We believe this department offers significant growth opportunity for the future.

PREPARATIONS FOR GROWTH

   In order to respond to recent growth and to prepare for future growth, we have made a number of physical additions and improvements. To accommodate our growing engineering resources, we constructed a new, larger engineering department. We made numerous physical improvements to the plant including renovation or replacement of several structures. From the standpoint of operations, we implemented project management software for scheduling and controlling projects from the quotation process through manufacturing and shipping. We have introduced the workcell concept in our machine shop. As a result, some of our most experienced employees are more productive and enjoy a more varied work routine.

EXPANSION

   Lynch marketing people are in continual contact with key participants in the glass industry and we know that several participants in the industry plan to increase production capacity during the next few years. Our existing production facility in Bainbridge, Georgia is not large enough to handle the anticipated demand. Accordingly, we plan to construct additional fabrication and assembly facilities. These plant improvements should result in production economies which will improve the manufacturing gross margins of our machines.

                            M-TRON INDUSTRIES, INC.

[LOGO]

                        Robert T. Pando
                        President

   M-tron is an ISO (International Standards Organization) registered company involved in the design, manufacture, and sourcing of Frequency Control Products serving the telecommunications, wireless communications, and computer marketplaces.

OPERATION IMPROVEMENTS

   Recently, there have been a number of areas which were reorganized and expanded to meet the constantly changing needs of the market place served by M-tron. Among these were the Engineering, Sales/ Marketing, and the Operations departments. As a result, significant penetration into the telecommunications marketplace was realized.

   The redirection of the Engineering department showed considerable success in the introduction of several new products in the Frequency Control field. These new products, although supplied to customers in 1995, will have a major impact on M-tron's business in 1996 and beyond. New product development will be going into the production phase of the systems into which these new products have been designed.

   The Sales/Marketing department, with the changes implemented in 1994, showed significant maturity in 1995 resulting in the handling of additional new bookings, which increased to $20 million from $13 million without any additional personnel. M-tron sees additional growth in new bookings in 1996, still anticipating no significant additions to personnel.

   Operations, because of the rapid growth of new bookings in 1995, had to address a significant increase in production capacity for both quartz crystals and clock oscillator frequency control products. Due to the demand for M-tron's manufactured products, production of quartz crystals increased 60% and clock oscillators production increased by 50%. The team concept introduced in 1994 had considerable impact on achieving this increase without excessive capital expenditures. The second phase of team training is currently being finalized and will be implemented in 1996. This is expected to result in further improvement in productivity and efficiency.

   The Hong Kong Sales operation, started in the early part of 1995, has seen considerable improvement during the year. There is still more work to be done in this area. M-tron is recognizing more activity in the Pacific Rim manufacturing community, and anticipates increased profitability in 1996 and beyond.

1995 SUMMARY OF OPERATIONS

   M-tron's backlog increased by 220% in the course of 1995. New bookings increased by 154% in 1995 over 1994. Telecommunications and like applications were responsible for 35% of the new bookings increase, and 29% of the distribution increase. Sales were $20.1 million in 1995 compared to $12.4 million in 1994. EBITDA showed a significant increase in 1995 going to $2.0 million from $.2 million in 1994.

   With the increasing demand for the products supplied for the telecommunications and wireless communications marketplace that M-tron serves, it is expected that M-tron will continue to see an increasing demand for its products in 1996 and beyond.

   M-tron would like to take this opportunity to thank its employees, suppliers, the Yankton community, and in particular, its customers for the understanding and hard work necessary to achieve a growing business in today's workplace.

                                                  Martin J. Kiousis
                                                  President

                       MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

YEAR 1995 COMPARED TO 1994

   Revenues increased to $338.2 million in 1995 from $188.7 million in 1994, a 79% increase. Acquisitions made during 1995 and 1994, principally in the manufacturing segment, were the most significant contributors to the increase. In the manufacturing segment, where revenues increased by $125.6 million to $192.3 million in 1995 from $66.7 million in 1994, or 188%, the acquisition of Brown-Bridge Industries, Inc. on September 19, 1994, contributed $97.2 million in revenues for 1995 versus $26.8 million in 1994. This represents 56% of total manufacturing revenue increase. The acquisition of Central Products Company on October 4, 1995, contributed $30.6 million, or 24% of the segment's revenues increase. 1995's manufacturing revenues also reflect $36.9 million from Lynch Machinery, Inc., compared to $20.6 million in 1994, 13% of the segment's revenue increase. The production of extra-large glass presses from orders contracted for in 1994 and 1995 resulted in this additional revenue. Fifteen glass presses were shipped in 1995, compared to eight in 1994. Of the presses shipped in 1995, eleven were advanced technology extra-large presses. As a result of the shipment of these presses in 1995, Lynch Machinery glass press backlog was reduced by $11.5 million to $13.3 million at December 31, 1995 from $24.8 million at December 31, 1994. While Lynch Machinery is in the process of bidding for additional glass press contracts, it is not anticipated that the level of production in 1996 will equal 1995 levels. The services segment, which represents 36% of total revenue, increased by $20.4 million from 1994 or 20%. The Morgan Group, Inc.'s results increased due to continued strength in manufactured housing shipments (industry shipments up 12%) and the acquisition of Transfer Drivers, Inc. in May 1995. In the multimedia segment, which represents 7% of total revenue, revenues increased by $3.5 million from 1994, or 17%. Haviland Telephone Company, which was acquired on September 26, 1994, contributed 71% of the increase. The inclusion of Central Products for the full year plus additional acquisitions contracted for in 1995 and anticipated to close in 1996 are projected to increase reported revenues by about 40% in 1996 from 1995.

   Earnings before interest, taxes, depreciation and amortization (EBITDA) increased to $30.8 million in 1995 from $18.3 million in 1994, a $12.5 million, or 69% increase. Operating segment EBITDA (prior to corporate management fees and expenses) grew to $34.6 million from $20.6 million, a 68% increase. The manufacturing segment was the largest contributor to EBITDA with $16.7 million, or 54% in 1995, as compared to $4.6 million, or 25% in 1994. Spinnaker's EBITDA grew to $8.0 million from $1.1 million, a $6.9 million increase. The inclusion of Brown-Bridge for the full year accounted for $3.9 million of the increase in 1995. Central Products' EBITDA of $2.7 million in the fourth quarter primarily accounted for the remaining increase. Lynch Machinery accounted for 30% of the total increase in manufacturing EBITDA. Profit margins associated with the production of the extra-large glass presses were the cause of the significant improvement. The services segment contributed $4.6 million, or 15%, of total EBITDA in 1995, compared to $4.3 million, or 24% in 1994. This increase was directly the result of the increased revenues offset by a product mix shift and increases in certain operating costs. The multimedia segment contributed 40% in total EBITDA in 1995, or $12.4 million, as compared to $10.9 million, or 59% in total EBITDA in 1994. The inclusion of Haviland represents 79% of this increase. The inclusion of Central Products for the full year plus additional acquisitions made in 1995 and anticipated to close in 1996 are projected to increase reported EBITDA by about 50% in 1996 from 1995.

   Operating profits increased to $19.3 million in 1995 from $10.8 million in 1994, a $8.4 million, or 78% increase. The breakdown of the increases and the primary causes are the same as the above discussion regarding EBITDA.

   Investment income increased in 1995 from 1994 primarily reflecting additional net gains in marketable securities.

   Interest expense increased during 1995 primarily as a result of the debt incurred for acquisition needs in 1995 and 1994 primarily Central Products and Brown-Bridge.

   The full year effect of the financing for the Central Products acquisition is expected to significantly increase interest expense.

   The 1995 income tax provision of $4.7 million, included federal, state and local taxes and represents an effective rate of 39.2% versus 40.2% in 1994. The rate is effected by a provision for the repatriating of earnings by subsidiaries that are not consolidated for income tax purposes (Morgan), a change in its deferred tax reserve associated with income (1995) and losses (1994) related to the Company's equity investee, a reduction in taxes attributable to a special election available to Morgan's captive insurance company. It should be noted that Morgan is consolidated for financial statement purposes, but in accordance with FASB 109 "Accounting for Income Taxes", a deferred tax liability is recognized for the difference between the financial reporting basis and the tax basis of the investment in Morgan created by current earnings.

   Income before extraordinary items was $5.1 million, or $3.66 per share in 1995 as compared to $2.6 million, or $1.94 per share in 1994. These amounts include the gain on the sale of affiliate stock which contributed $35,000 to net income, or $0.02 per share in 1995 and $190,000, or $0.14 per share in 1994. During 1994, the company recorded an extraordinary item which represented the loss on the redemption of the company's 8% Convertible Subordinated Debentures. This loss was $264,000, or $0.20 per share.

RESULTS OF OPERATIONS

YEAR 1994 COMPARED TO 1993

   Revenues increased to $188.7 million in 1994 from $127.0 million in 1993, a 49% increase. Acquisitions made during 1994 and 1993 were the significant contributors to the increased revenues. In the manufacturing segment which accounted for 35% of total revenues, revenues were increased by $38.7 million. The acquisition of Brown-Bridge Industries, Inc., acquired on September 19, 1994, contributed $26.8 million, or 69% of the revenues increase. 1994's manufacturing revenues also reflect $5.5 million from Lynch Tri-Can Industries, which was acquired on December 15, 1993. Production of extra-large glass presses at Lynch Machinery, Inc. from orders received in 1994 also resulted in $6.8 million in increased revenues. In the service segment which accounted for 54% of total revenues, revenues increased by $19.1 million. The two acquisitions made in 1993 by The Morgan Group, Inc., contributed $5.3 million to their overall revenue. Morgan's results also increased due to continued strength in the manufactured housing (industry shipments up 21%) and recreational vehicle (industry shipments up 5%) industries and the addition of several new accounts. In the multimedia segment, which accounted for 11% of total revenues, revenues increased by $3.9 million. The acquisition of J.B.N. Telephone Company on November 1, 1993, and Haviland Telephone Company on September 26, 1994, contributed 88% of the segment's revenue increase.

   EBITDA increased to $18.3 million in 1994 from $12.5 million in 1993, a $5.8 million, or 46% increase. Operating segment EBITDA (prior to corporate management fees and expenses) grew to $20.6 million from $14.6 million in 1993, a $6.0 million or 41% increase. All operating segments displayed improved results. The largest contribution came from the manufacturing segment where EBITDA grew from $1.2 million to $4.6 million. This increase reflects contributions of $1.4 million from Brown-Bridge, plus a significant increase in operating earnings at Lynch Machinery. The Lynch Machinery increases were due to higher revenues and the higher margins associated with the production of the extra-large glass presses. EBITDA at Morgan increased to $4.3 million from $3.0 million, reflecting higher revenues and improved operating margins.

   Operating profits increased to $10.8 million from $6.6 million in 1993, a $4.2 million or 64% increase. The breakdown of the increases and the primary causes are the same as the above discussion regarding EBITDA.

   Investment income increased from 1993 to 1994 primarily reflecting additional interest on the Company's temporary loans to Capital Communications Corporation, the parent company of Station WOI-TV.

   Interest expense increased during 1994 primarily as a result of the debt incurred for the various acquisitions plus the effect of higher interest rates on variable-based borrowings, partially off set by the redemption or conversion of $11.8 million of the Company's 8% Convertible Subordinated Debentures on October 24, 1994.

   The 1994 income tax provision of $2.7 million included federal, state and local taxes and represents an effective rate of 40.2% versus 34.0% in 1993. The rate is effected by a provision for the repatriation of earnings by tax unconsolidated subsidiaries (principally Morgan), a deferred tax reserve associated with losses incurred by the Company's equity investee and a reduction in taxes attributable to a special election available to Morgan's captive insurance company.

   Income before extraordinary items and the cumulative effect charge was $2.6 million, or $1.94 per share in 1994, as compared to $4.1 million, or $3.36 per share in 1993. The gain on sales of subsidiary and affiliate stock contributed $190,000 to net income, or $0.14 per share in 1994 and $2.7 million, or $2.22 per share in 1993. Also in 1994, the company recorded an extraordinary item which represents the loss on the redemption of the Company's 8% Convertible Subordinated Debentures. This loss was $264,000, or $0.20 per share. 1993's net income also included an extraordinary loss on the redemption of debentures of $206,000, or $0.17 per share. In addition, in 1993, the Company recorded a loss from the cumulative effect of the change in accounting for income taxes of $957,000, or $0.78 per share.

FINANCIAL CONDITION

   As of December 31, 1995, the Company has current assets of $123.6 million and current liabilities of $123.0 million, working capital of $0.6 million. Included in current liabilities is $25.0 million of term debt due to the Alco Standard Corporation resulting from the acquisition of Central Products operation from Alco on October 4, 1995. The management of Spinnaker is currently in the process of refinancing this debt with a combination of longer term facilities. Other changes in working capital, predominantly the increase in accounts receivable and inventories, also resulted from the acquisition of the Central Products acquisition. Cash flow from operations as presented in the Consolidated Statement of Cash Flow increased by $12.6 million from $14.6 million in 1994 to $27.2 million in 1995. The increase primarily reflects the effect of acquisitions, the primarily Brown-Bridge and Central Products and the higher level of production at Lynch Machinery.

   Capital expenditures were $19.6 million in 1995 and $11.6 million in 1994 due to significant deployment of enhanced technology by our telephone operations and the addition of Brown-Bridge in 1994 and Central Products in 1995. This increased level of capital expenditures is expected to decline in 1996 in the multimedia segment as upgrade programs are completed and increases in the manufacturing segment due to the acquisition of Central Products is completed. Overall 1996 capital expenditures are expected to be 40% below the 1995 level.

   At December 31, 1995, the Company had $27.4 million ($31.5 million at December 31, 1994) in cash, marketable securities, and short-term investments. At December 31, 1995, total debt was $187.4 million, which was $89.2 million more than the $98.2 million at the end of 1994. The above items were significantly impacted by: the acquisition of Central Products Company, for a total of $80.0 million including cash paid and debt incurred and assumed. Debt at year end 1995 included $92.7 million of fixed interest rate debt, at an average cash interest rate of 7.7% and $94.7 million of variable interest rate debt at an average interest rate of 9.1%. Additionally, the Company had $20.6 million in unused short-term lines of credit, $11.0 million of which was attributable to Morgan. As of December 31, 1995, the Parent Company had borrowed $6.9 million under a $12.0 million short-term line of credit facility. These funds were primarily used to advance funds to the partnerships bidding in the PCS Auction, see below. In addition, a portion of the purchase prices of Brown-Bridge Industries, Inc. and Central Products were financed by borrowings under a revolving line of credit, $26.8 million at December 31, 1995. While this amount is classified as a current liability, the facility does not expire until the years 1999 and 2000.

As part of Spinnaker's acquisition of Central Products Company from Alco Standard on October 4, 1995 (see note 2), Alco provided two loans totaling $25 million and received the right to sell these notes to Spinnaker and demand payment (the "Put Agreements"). Lynch Corporation agreed to guarantee the notes and provide funds for the Put Agreements. As of January 2, 1996, Alco exercised its rights under the Put Agreements to sell the notes back to Spinnaker on January 31, 1996. Accordingly, these notes have been classified as current in the accompanying balance sheet. Pursuant to the agreements with Alco, the closing has been extended from January 31, 1996 to early April 1996. Spinnaker is actively pursuing financing alternatives, which may involve additional bank loans and the issuance of debt and equity securities but, at the present time, neither Spinnaker nor Lynch Corporation have sufficient funds or available capacity under their existing financing agreements to settle the Alco obligations under the Put Agreements, Spinnaker has not entered into any definitive agreements regarding the terms of any financing, and there can be no assurance that such financing will be available on terms satisfactory to Spinnaker. Should the Alco obligations not be satisfied, management is unaware of the actions Alco or other lenders might take. For further information on the Central Products acquisition and the financing thereof, reference is made to Lynch's Form 8-K dated as of October 4, 1995, as amended.

   Backlog in the manufactured products segment at December 31, 1995 was $34.0 million versus $38.8 million at the end of 1994. At December 31, 1995, backlog included $3.1 million from Central Products. Backlog at Lynch Machinery was $16.9 million at December 31, 1995, and $28.9 million at December 31, 1994. The significant level of shipments in 1995 caused their backlog to be reduced by $12.0 million.

   Since 1987, the Board of Directors of Lynch has authorized the repurchase of 300,000 common shares. At December 31, 1995, Lynch's remaining authorization is to repurchase an additional 69,139 shares of common stock.

   The Board of Directors has adopted a policy not to pay dividends; and such policy is reviewed annually. This policy takes into account the long term growth objectives of the Company; especially its acquisition program, shareholders' desire for capital appreciation of their holdings and the current tax law disincentives for corporate dividend distributions. Accordingly, no cash dividends have been paid since January 30, 1989 and none are expected to be paid in 1996.

   Lynch Corporation maintains an active acquisition program and generally finances each acquisition with a significant component of debt. This acquisition debt contains restrictions on the amount of readily available funds that can be transferred to Lynch Corporation from its subsidiaries. Lynch Corporation (the holding company) currently has a $12 million short-term line of credit which expires April 15, 1996. Management anticipates that this line will be secured for one year and believes is adequate to cover its short term operational needs, but is actively considering alternative long term financing arrangements at the holding company and subsidiary levels to fund future growth.

   The company has several entities in which it holds a minority position and to which it has funding commitments, and which, as of the date of this report, are participating in the auction being conducted by the Federal Communications Commission for 30 megahertz of broadband spectrum to be used for personal communications services, the so-called "C" Block Auction. While the auction is not yet complete, the company anticipates that the entities may acquire licenses to provide personal communications services to several areas of the United States. In addition, the Company anticipates that either directly, through the above entities or through other potential joint ventures, it will participate in the scheduled FCC auction of 10 megahertz of spectrum also to be used for personal communications services the so called "D-E-F" block auction. The funding aspects of acquisition of licenses and the subsequent mandatory build out requirements plus the amortization of the license, could significantly and materially impact the company's reported net income over the next several years. Under the current structure the ramifications of this would not impact reported revenues and EBITDA in the future.

                          MARKET PRICE INFORMATION AND
                             COMMON STOCK OWNERSHIP

   The Common Stock of Lynch Corporation is traded on the American Stock Exchange under the symbol "LGL." The market price highs and lows in consolidated trading of the Common Stock during the past two years are as follows:

                                                  THREE MONTHS ENDED 1995
                                    --------------------------------------------------
        1995                        MARCH 31      JUNE 30        SEPT 30        DEC 31
        ---                         --------      -------        -------        ------
        High                        39 1/8        47 3/4         84 3/4         80
        Low                         30            35 1/2         46 1/8         57 3/4

        1994
        ---
        High                        25 1/8        26 7/8         30             32 7/8
        Low                         22 3/4        25             25             28 5/8

At March 15, 1996, the Company had 1,060 shareholders of record.

LYNCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             Year ended December 31
                                                                      1995            1994           1993
                                                                  -----------    -----------    -----------
SALES AND REVENUES:
  Multimedia ..................................................   $    23,597    $    20,144    $    16,206
  Services ....................................................       122,303        101,880         82,829
  Manufacturing ...............................................       192,266         66,678         28,004
                                                                  -----------    -----------    -----------
                                                                      338,166        188,702        127,039
                                                                  -----------    -----------    -----------

COSTS AND EXPENSES:
  Multimedia ..................................................        17,889         14,239         11,084
  Services ....................................................       111,672         92,155         75,243
  Manufacturing ...............................................       152,568         50,064         19,243
  Selling and administrative ..................................        36,722         21,449         14,851
                                                                  -----------    -----------    -----------
                                                                      318,851        177,907        120,421
                                                                  -----------    -----------    -----------
OPERATING PROFIT ..............................................        19,315         10,795          6,618
                                                                  -----------    -----------    -----------

Other income (expense):
  Investment income ...........................................         3,070          2,446          2,112
  Interest expense ............................................       (10,892)        (6,526)        (5,686)
  Share of operations of affiliated companies .................           398           (301)           (69)
  Gain on sales of subsidiary and affiliate stock .............            59            190          4,326
                                                                  -----------    -----------    -----------

INCOME BEFORE INCOME TAXES, MINORITY INTERESTS,
  EXTRAORDINARY ITEM AND CUMULATIVE EFFECT
  OF ACCOUNTING CHANGE ........................................        11,950          6,604          7,301
Provision for income taxes ....................................        (4,686)        (2,652)        (2,448)
Minority interests ............................................        (2,119)        (1,360)          (737)
                                                                  -----------    -----------    -----------

INCOME BEFORE EXTRAORDINARY ITEM AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGE ......................         5,145          2,592          4,116
Loss on early extinguishment of debt, net of income tax benefit
  of $135 and $106 ............................................            --           (264)          (206)
Cumulative effect to January 1, 1993 of change in accounting
  for income taxes ............................................            --             --           (957)
                                                                  -----------    -----------    -----------
NET INCOME ....................................................   $     5,145    $     2,328    $     2,953
                                                                  ===========    ===========    ===========
Weighted average shares and share equivalents outstanding .....     1,407,000      1,337,000      1,226,000
Primary earnings per share:
  Income before extraordinary item and
    cumulative effect change ..................................   $      3.66    $      1.94    $      3.36
  Extraordinary item ..........................................            --           (.20)          (.17)
  Cumulative effect change ....................................            --             --           (.78)
                                                                  -----------    -----------    -----------
NET INCOME ....................................................   $      3.66    $      1.74    $      2.41
                                                                  ===========    ===========    ===========

Fully diluted earnings per share:
  Income before extraordinary item and
    cumulative effect change ..................................   $      3.66    $      1.88    $      2.98
  Extraordinary item ..........................................                         (.16)          (.12)
  Cumulative effect change ....................................            --                          (.57)
                                                                  -----------    -----------    -----------
NET INCOME ....................................................   $      3.66    $      1.72    $      2.29
                                                                  ===========    ===========    ===========


                            See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


(IN THOUSANDS)

                                                                                            December 31
                                                                                        1995          1994
                                                                                     ---------     ---------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents .....................................................    $  15,921     $  18,010
  Marketable securities and short-term investments ..............................       11,432        13,511
  Trade accounts receivable, less allowances of $1,732 and $737 in 1995 and 1994, respectively; includes $3,602 and $3,624 of costs in excess of billings
    in 1995 and 1994, respectively ..............................................       52,306        36,454
  Inventories ...................................................................       33,235        18,955
  Deferred income taxes .........................................................        3,944         2,872
  Other current assets ..........................................................        6,810         4,083
                                                                                     ---------     ---------
    TOTAL CURRENT ASSETS ........................................................      123,648        93,885

PROPERTY, PLANT AND EQUIPMENT:
  Land ..........................................................................        2,068         1,893
  Buildings and improvements ....................................................       16,675        11,713
  Machinery and equipment .......................................................      128,397        79,290
                                                                                     ---------     ---------
                                                                                       147,140        92,896
  Accumulated depreciation ......................................................     (36 ,093)      (31,451)
                                                                                     ---------     ---------
                                                                                       111,047        61,445

INVESTMENTS IN AND ADVANCES TO AFFILIATED COMPANIES .............................        8,982         3,503

INTANGIBLE ASSETS, NET ..........................................................       53,060        23,518

OTHER ASSETS ....................................................................        5,702         3,559
                                                                                     ---------     ---------

TOTAL ASSETS ....................................................................    $ 302,439     $ 185,910
                                                                                     =========     =========

                            See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)


(IN THOUSANDS)

                                                                  December 31
                                                             1995          1994
                                                           ---------     ---------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Notes payable to banks ..............................    $   9,622     $   5,904
  Trade accounts payable ..............................       20,147        11,999
  Accrued interest payable ............................        1,146           565
  Accrued liabilities .................................       23,612        15,759
  Customer advances ...................................        3,787        7, 400
  Current maturities of long-term debt ................       64,708        29,545
                                                           ---------     ---------
    TOTAL CURRENT LIABILITIES .........................      123,022        71,172
LONG-TERM DEBT ........................................      113,029        62,745

DEFERRED INCOME TAXES .................................       17,912        10,397

MINORITY INTERESTS ....................................       12,964        11,065

SHAREHOLDERS' EQUITY:
  Common Stock, no par or stated value:
    Authorized 10 million shares
    Issued 1,471,191 shares ...........................        5,139         5,139
    Additional paid-in capital ........................        7,873         8,037
    Retained earnings .................................       23,776        18,631
    Treasury stock of 92,528 and 92,533 shares, at cost       (1,276)       (1,276)
                                                           ---------     ---------
TOTAL SHAREHOLDERS' EQUITY ............................       35,512        30,531
                                                           ---------     ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ............    $ 302,439     $ 185,910
                                                           =========     =========

                            See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(DOLLARS IN THOUSANDS)
                                                   Shares of
                                                    Common                     Additional
                                                    Stock          Common        Paid-in       Retained
                                                  Outstanding      Stock         Capital       Earnings
                                                 ----------     ----------    ----------     ----------

Balance at January 1, 1993 ..................     1,225,660     $    3,542    $    7,126     $   13,350
Purchase of treasury stock ..................           (13)            --            --             --
Issuance of treasury stock ..................            30             --            --             --
Net income for the year .....................            --             --            --          2,953
                                                 ----------     ----------    ----------     ----------


Balance at December 31, 1993 ................     1,225,677          3,542        7 ,126         16,303
Sale of stock to Officer ....................       100,000             --           910             --
Conversion of Debentures ....................        52,881          1,597            --             --
Issuance of treasury stock ..................           100             --             1             --
Net income for the year .....................            --             --            --          2,328
                                                 ----------     ----------    ----------     ----------


Balance at December 31, 1994 ................     1,378,658          5,139         8,037         18,631
Issuance of treasury stock ..................             5             --            --             --
Capital transactions of The Morgan Group Inc.            --             --          (164)            --
Net income for the year .....................            --             --                        5,145
                                                 ----------     ----------    ----------     ----------


Balance at December 31, 1995 ................     1,378,663     $    5,139    $    7,873     $   23,776
                                                 ==========     ==========    ==========     ==========


                            See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)

                                                                          Year ended December 31
                                                                    1995           1994           1993
                                                                 ---------     ---------     ---------
OPERATING ACTIVITIES
Net income ..................................................    $   5,145     $   2,328     $   2,953
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation and amortization ...........................       11,276         7,497         5,893
    Net effect of (purchases) and sales of trading securities        2,079         5,450            --
    Deferred taxes ..........................................          201        (1,505)       1, 830
    Share of operations of affiliated companies .............         (398)          301            69
    Minority interests ......................................        2,119         1,360           618
    Gain on Morgan IPO ......................................           --            --        (3,851)
    Changes in operating assets and liabilities,
      net of effects of acquisitions:
        Receivables .........................................       (3,704)      (11,243)         (340)
        Inventories .........................................        1,539          (949)          416
        Accounts payable and accrued liabilities ............       10,417        12,234         2,062
        Other ...............................................       (1,496)       (1,026)         (379)
    Other ...................................................           --           109           479
                                                                 ---------     ---------     ---------

NET CASH PROVIDED BY OPERATING ACTIVITIES ...................       27,178        14,556         9,750
                                                                 ---------     ---------     ---------

INVESTING ACTIVITIES
  Acquisitions (total cost less debt assumed and cash
    equivalents acquired):
        Central Products Company ............................      (85,072)           --            --
        CLR Video ...........................................       (5,242)           --            --
        Transport Drivers, Inc. .............................       (2,806)           --            --
        Personal Communications Services Partnerships .......       (7,010)           --            --
        Brown-Bridge Industries Inc. ........................           --       (29,071)           --
        Haviland Telephone Company ..........................           --        (2,854)           --
        JBN Telephone Company ...............................           --            --        (6,698)
        Other ...............................................           --            --        (1,141)
  Capital expenditures ......................................      (19,569)      (11,598)       (4,356)
  Sales (purchases) of marketable securities, net ...........           --            --        (4,724)
  Net investment in Capital Communications, Inc. ............        3,000        (2,541)          (26)
  Other .....................................................       (1,349)         (288)         (291)
                                                                 ---------     ---------     ---------

NET CASH USED IN INVESTING ACTIVITIES .......................     (118,048)      (46,352)      (17,236)
                                                                 ---------     ---------     ---------


                             See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)

                                                         Year ended December 31
                                                    1995          1994          1993
                                                  --------     --------     --------
FINANCING ACTIVITIES

  Issuance of long-term debt .................      90,167       31,477        6,688
  Payments to reduce long-term debt ..........      (4,720)      (3,439)      (7,979)
  Debenture redemption/conversion ............          --     (11, 835)      (6,144)
  Net borrowings, lines of credit ............       3,718        3,957          285
  Sale of treasury stock .....................          --        2,290           --
  Conversion of debentures into common stock .          --        1,597           --
  Minority interest transactions .............        (220)         906        8,597
  Other ......................................        (164)         305         (152)
                                                  --------     --------     --------

  NET CASH PROVIDED BY FINANCING ACTIVITIES ..      88,781       25,258        1,295
                                                  --------     --------     --------

Net decrease in cash and cash equivalents ....      (2,089)      (6,538)      (6,191)
Cash and cash equivalents at beginning of year      18,010       24,548       30,739
                                                  --------     --------     --------

Cash and cash equivalents at end of year .....    $ 15,921     $ 18,010     $ 24,548
                                                  ========     ========     ========

                            See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995

1. ACCOUNTING AND REPORTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Lynch Corporation ("Company" or "Lynch") and entities in which it has majority voting control. Investments in affiliates in which the Company does not have majority voting control are accounted for in accordance with the equity method. All material intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: Cash equivalents consist of highly liquid investments with a maturity of less than three months when purchased.

At December 31, 1995 and 1994, assets of $7.9 million and $13.4 million, which are classified as cash and cash equivalents, are invested in United States Treasury money market funds for which affiliates of the Company serve as investment managers to the respective Funds.

Marketable Securities and Short-Term Investments: On January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (Statement No. 115). Under Statement No. 115, the accounting for investments depends on the classification of such securities as either held-to-maturity, available-for-sale, or trading.

Marketable securities and short-term investments consist principally of U.S. Treasury obligations, preferred and common stocks and bonds. At December 31, 1995, all marketable securities and United States Treasury money market funds classified as cash equivalents were classified as trading, with the exception of an equity security with a carrying value of $0.9 million which was classified as available-for-sale. Trading and available-for-sale securities are stated at fair value with unrealized gains or losses on trading securities included in earnings and unrealized gains or losses on available-for-sale securities included in a separate component of shareholders' equity. Unrealized gains (losses) of $408,000 and ($214,000) for December 31, 1995 and 1994 on trading securities have been included in earnings. There was no adjustment to shareholders' equity for the available-for-sale security at December 31, 1995.

The cost of marketable securities sold is determined on the specific identification method. Realized gains of $529,000 and $293,000, and realized losses of $108,000 and $233,000 are included in other income for the years ended December 31, 1995 and 1994.

Properties and Depreciation: Property, plant and equipment are recorded at cost and include expenditures for additions and major improvements. Maintenance and repairs are charged to operations as incurred. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets. For income tax purposes, accelerated depreciation methods are used.

Excess of Cost Over Net Assets of Companies Acquired: Excess of cost over net assets of companies acquired (goodwill) is being amortized on a straight-line basis over periods not exceeding forty years. The Company periodically reviews goodwill to assess recoverability, and impairments would be recognized in operating results if a permanent diminution in value were to occur. The Company measures the potential impairment of recorded goodwill by the undiscounted value of expected future operating cash flows in relation to its net capital investment in the subsidiary. The Company does not believe that an impairment of its goodwill has occurred.

Multimedia: Multimedia revenues include local and intrastate telephone company service revenues which are subject to review and approval by state public utility commissions, and long distance network revenues, which are based upon charges to long distance carriers through a tariff filed by the National Exchange Carriers Association with the Federal Communications Commission. Revenues are based on cost studies for the Company's exchanges, and have been estimated pending completion of final cost studies.

Services: Service revenues and related estimated costs of transportation are recognized when transportation of the manufactured housing, recreational vehicle or other product is completed.

Liability insurance is maintained with a deductible amount for claims resulting from personal injury and property damage. Provisions are made for the estimated liabilities for the self-insured portion of such claims as incurred.

Manufacturing: Manufacturing revenues, with the exception of certain long-term contracts discussed below, are recognized on shipment.

Research and Development Costs: Research and development costs are charged to operations as incurred. Such costs approximated $1,673,000 in 1995, $1,231,000 in 1994 and $622,000 in 1993.

Earnings Per Share: Earnings per common and common equivalent share amounts are based on the average number of common shares outstanding during each period, assuming the exercise of all stock options having an exercise price less than the average market price of the common stock using the treasury stock method. Fully diluted earnings per share reflect the effect, where dilutive, of the debentures when outstanding and the exercise of all stock options having an exercise price less than the greater of the average or the closing market price of the Common Stock of the Company at the end of the period using the treasury stock method.

Accounting for Long-Term Contracts: Lynch Machinery, Inc., a 90% owned subsidiary of the Company, produces specialized machines under long-term contracts. Because of the specialized nature of these machines and the period of time needed to complete production and shipping, Lynch Machinery accounts for these contracts using the percentage of completion method.

Impairments: In 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which is effective for fiscal years beginning after December 15, 1995. The Company is studying this Statement but does not believe its adoption will have a material impact on the financial statements.

Stock Based Compensation: Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" was issued in October 1995 and is effective for fiscal years beginning after December 15, 1995. The Statement establishes financial accounting and reporting standards for stock based compensation plans. Companies may elect to account for such plans under the fair value method or to continue previous accounting and disclose proforma net earnings and earnings per share as if the fair value method was applied. The Company has not yet determined the potential financial statement impact of this Statement, nor has it determined how it will initially adopt this Statement.

Fair Value of Financial Instruments: Cash and cash equivalents, trade accounts receivable, short-term borrowings, trade accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. The carrying amount of the Company's borrowings under its revolving lines of credit approximates fair value, as the obligations bear interest at a floating rate. The fair value of all other long-term obligations approximate cost based on discounted cash flows using the Company's incremental borrowing rate for similar instruments.

Reclassifications: Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform to the 1995 presentation.

2. ACQUISITIONS

On October 4, 1995, Central Products Acquisition Corp., a wholly-owned subsidiary of Spinnaker Industries, Inc. (an 83% owned subsidiary of Lynch) acquired from Alco Standard Corporation ("Alco"), the assets and stock of Central Products Company. Central Products manufactures and markets a wide variety of carton sealing tapes and related equipment. The cost of the acquisition was $80.0 million. As a result of this transaction, the Company recorded $27.2 million in goodwill which is being amortized over 25 years.

On September 26, 1994, Lynch Telephone Corporation VII, a wholly-owned subsidiary of Lynch, acquired all of the outstanding shares of Haviland Telephone Company, Inc. a local exchange Company in Kansas, from InterDigital Communications Corporation. The total cost of this transaction was $13.4 million. As a result of this transaction, the Company recorded $8.2 million in goodwill which is being amortized over 25 years.

On September 19, 1994, Brown-Bridge Industries, Inc., an 80.1% owned subsidiary of Spinnaker Industries, Inc., acquired from Kimberly-Clark Corporation the net assets associated with its Brown-Bridge operation, a manufacturer of adhesive coated stock for labels and related applications. The cost of the transaction was $29.1 million, plus $6.9 million in current liabilities assumed.

On March 1, 1994, Capital Communications Corporation, 49% owned by Lynch, acquired certain assets associated with the operations of Station WOI-TV from Iowa State University. Station WOI is an ABC affiliate serving the Des Moines, Iowa market. The total cost of the transaction was $13.0 million.

On November 30, 1993, Lynch Telephone VI ("Lynch Tel VI"), a 98% owned subsidiary of Lynch, acquired all of the outstanding shares of J.B.N. Telephone Company, Inc. ("JBN"), a local exchange Company in Kansas from GTE Corporation. The total cost of the transaction was $9.4 million.

All of the above transactions were accounted for as purchases, and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair market values.

The operating results of the acquired companies are included in the consolidated statements of income from their respective acquisition dates. The following unaudited combined pro forma information shows the results of the Company's operations presented as though the purchases of Central Products were made at the beginning of 1994, and Haviland, Brown-Bridge, Station WOI-TV and JBN had been made at the beginning of 1993.

                                                       Year Ended
                                                       December 31
                                          1995            1994            1993
                                         ------          ------          ------
                                                       (In Thousands,
                                                   Except per Share Data)
Sales and revenues .............        $429,435        $364,388        $216,331
Income before extraordinary
  item and cumulative effect
  of accounting change .........           6,145           3,980           5,176
Net income .....................           6,145           3,716           4,013
Income per share before
  extraordinary item and
  cumulative effect of
  accounting change ............            4.37            2.98            4.22
Net income per share ...........            4.37            2.78            3.27

On January 25, 1995, a contract was signed for $4.7 million with US West Communications Inc. to acquire 1,400 access lines in North Dakota. On November 4, 1995, a contract was signed for $22.0 million, subject to certain conditions, to acquire Dunkirk & Fredonia Telephone Co., a local exchange Company in New York, with 10,700 access lines. These transactions are expected to close during 1996.

3. INVENTORIES

Inventories are stated at the lower of cost or market value. Inventories valued using the last-in, first-out (LIFO) method comprised approximately 58% and 23% of consolidated inventories at December 31, 1995 and 1994. Inventories at Brown-Bridge, 38% and 68% of inventories at December 31, 1995 and 1994, are valued using the specific identification method. The balance of inventories are valued using the first-in first-out (FIFO) method.

                                                             December 31
                                                      1995                 1994
                                                     -------             -------
                                                           (In Thousands)
Raw materials and supplies .............             $10,676             $ 5,560
Work in process ........................              10,286               7,745
Finished goods .........................              12,273               5,650
                                                     -------             -------
TOTAL ..................................             $33,235             $18,955
                                                     =======             =======

Current cost exceeded the LIFO value of inventories by $905,000 and $961,000 at December 31, 1995 and 1994, respectively.

4. INVESTMENT IN AND ADVANCES TO AFFILIATED COMPANIES

Certain subsidiaries of Lynch are limited partners with a 49.9% equity interest in five partnerships which filed applications on November 6, 1995 with the Federal Communications Commission to bid in the FCC's C-Block Auction on Basic Trading Area licenses for 30 MHZ of spectrum to be used for broadband wireless personal communications services ("PCS"). Lynch has advances outstanding to these partnerships of $7.0 million on December 31, 1995. The Company has also committed to loan these partnerships an additional $35.3 million over the next seven years, based on the outcome of the Auction.

Lynch Entertainment Corporation ("LENCO"), a wholly-owned subsidiary of the Company, has a 20% investment in Coronet Communications Company ("Coronet"), which operates television station WHBF-TV, a CBS affiliate in Rock Island, Illinois. Lynch Entertainment Corporation II ("LENCO II"), a wholly-owned subsidiary of the Company, has a 49% investment in Capital Communications Company ("Capital"), which operates television station WOI-TV, an ABC affiliate in Des Moines, Iowa, which it acquired on March 1, 1994. The following represents condensed financial information of Coronet as of and for the years ended December 31, 1995, 1994 and 1993 and of Capital for the years ended December 31, 1995 and 1994, both derived from audited financial statements of the respective companies:

                                                      Coronet
                                      ----------------------------------------
                                       1995             1994             1993
                                      ------           ------           ------
                                                   (In Thousands)
Current assets ..............        $  4,670         $  3,892         $  2,627
Property and
 other assets ...............           6,842            7,108            7,134
                                     --------         --------         --------
Total assets ................        $ 11,512         $ 11,000         $  9,761
                                     ========         ========         ========
Current liabilities,
 including current
 portion of
 long-term debt .............        $  4,752         $  3,681         $  2,481
Long-term debt and
 other liabilities ..........          16,186           17,555           18,442
Partners' equity (deficit) ..          (9,426)         (10,236)         (11,162)
                                     --------         --------         --------
                                     $ 11,512         $ 11,000         $  9,761
                                     ========         ========         ========
Revenues ....................        $  7,195         $  7,069         $  5,951
Expenses ....................          (6,385)          (6,144)          (6,299)
                                     --------         --------         --------
Income (loss) ...............        $    810         $    925         $   (348)
                                     ========         ========         ========

Coronet's results include depreciation and amortization expense of $389,193, $364,377, and $493,088 for 1995, 1994, and 1993, respectively.

                                                             Capital
                                                     1995                1994
                                                   --------            --------
                                                         (In Thousands)
Current assets .........................           $  5,045            $  3,961
Property and other assets ..............              9,837              11,361
                                                   --------            --------
Total assets ...........................           $ 14,882            $ 15,322
                                                   ========            ========
Current liabilities,
 including current
 portion of
 long-term debt ........................              2,818               1,996
Long-term debt
 and other liabilities .................             13,052              12,738
Shareholder's equity (deficit) .........               (988)                588
                                                   --------            --------
                                                   $ 14,882            $ 15,322
                                                   ========            ========
Revenues ...............................           $  9,217            $  7,034
Expenses ...............................             (9,704)             (8,549)
                                                   --------            --------
Loss before taxes ......................               (487)             (1,515)
Tax benefit ............................                 98                 606
                                                   --------            --------
Net loss ...............................           $   (389)           $   (909)
                                                   ========            ========


Capital's results include depreciation and amortization expense of $1,842,684 and $2,153,000 for 1995 and 1994, respectively.

The long-term debt of Coronet at December 31, 1995 is comprised of $14.5 million due to a third party lender and $2.8 million due to LENCO. The third party debt is due in February 1997, and is at an average interest rate of 9.26%. The debt to LENCO is due June 15, 1997 and is at a fixed rate of 10%, composed of a quarterly cash payment of 6% and a payment-in-kind of 4%, compounded annually. The Company recorded interest income on this debt of $276,000, $265,000, and $261,000 for the years ended December 31, 1995, 1994, and 1993, respectively. LENCO has a $980,000 net investment in Coronet at December 31, 1995 and has guaranteed $4.0 million of $11.7 million of Coronet's third party debt.

The subordinated debt and Preferred Stock A provided by LENCO II to acquire the assets of Station WOI-TV on March 1, 1994, was fully paid off on December 15, 1995. The third party financing agreement between Capital Communications, Inc. ("Capital") was refinanced during 1995 with the principal sum increasing to $14 million. The loan is to be paid off in consecutive, quarterly principal payments until December 31, 2002 at which time the remaining balance of the debt, $5.0 million becomes due. Interest shall be paid at a rate per annum equal to the Prime Rate adjusted monthly on the first business day of each month. The interest rate at December 31, 1995 was 8.75%. LENCO II also owns $10,000 of Preferred Stock B of Capital, which is convertible at any time into the Common Stock of Capital in a sufficient amount to bring LENCO II's ownership to 50%. LENCO II's investment in Capital at December 31, 1995 has been reduced to zero as its share of net losses would have exceeded its net investment.

On October 31, 1993, Tremont Advisers, Inc. ("Tremont") exercised its option to acquire 1,000,000 shares of Tremont's Class B Common Stock, $.01 par value, from Lynch at $.40 per share. This sale and the proceeds from the option resulted in a gain of $475,000, for which there is no tax provision, or $.39 per share which is included in the 1993 gain on sale of subsidiary and affiliate stock.

5. INTANGIBLE ASSETS

Intangible assets include acquisition intangibles of $53.1 million and $26.4 million, net of accumulated amortization of $5.5 million and $2.9 million, at December 31, 1995 and 1994, respectively.

6. NOTES PAYABLE AND LONG-TERM DEBT

The Company maintains lines of credit with banks which aggregate $35.8 million, of which $20.6 million was available at December 31, 1995. These lines are secured by operating assets of the related subsidiaries ($38.1 million). The line of credit agreements expire in 1996, are renewable annually, and are at interest rates ranging from prime less .25%, to prime plus 1%. The Company's outstanding balances under these lines of credit and standby letters of credit totaled approximately $5.9 million at December 31, 1995, securing various insurance obligations and customer advances. Several of the credit agreements contain covenants restricting distributions. At December 31, 1995 and 1994, $5.6 million and $5.7 million, respectively, of subsidiaries' retained earnings were restricted under these agreements.

Spinnaker Industries, Inc. also maintains lines of credit with banks for working capital needs at each subsidiary which aggregate $45.5 million. Spinnaker had cash advances of $27 million outstanding under the lines of credit as of December 31, 1995. Interest on all outstanding borrowings bear interest at variable rates related to the prime interest rate or the lender's base rate. At December 31, 1995, the interest rates in effect ranged from 8.5% to 11%. Credit availability under the lines of credit are subject to certain variables, such as the amount of inventory and receivables eligible to be included in the borrowing base. These lines are secured by the operating assets of certain Spinnaker subsidiaries. Spinnaker is required to comply with various covenants including a limitation on capital expenditures, interest and fixed charge coverage, and minimum levels of operating earnings, as well as various other financial covenants. Certain of the lines of credit require the payment of a fee based upon the face amount of each letter of credit issued. The line of credit agreements expire in 1997 for Entoleter, 2000 for CPC, and 1997 for Brown-Bridge and are renewable annually.

Long-term debt consists of (all interest rates at December 31, 1995):

                                                              December 31
                                                        1995             1994
                                                     ---------         --------
                                                          (In Thousands)
Rural Utilities Service and
 Rural Telephone Bank notes payable
 in equal quarterly installments through
 2023 at fixed interest rates ranging
 from 2% to 7% (3.0% weighted aver-
 age), secured by assets of the tele-
 phone companies of $67.1 million ...........        $  27,543         $ 24,283
Bank credit facilities utilized by certain
 telephone and telephone holding
 companies through 2010, $17.4 million
 at a fixed interest rate averaging 10.4%
 and $10.9 million at variable
 interest rates averaging 8.6% ..............           28,255           24,158
Unsecured notes issued in connec-
 tion with telephone company
 acquisitions at an interest rate
 of 10% due from 1996 to 2003 ...............           16,149           16,266
Bank Debt associated with Central Products:
 Revolving line of credit at interest
    rate of (9.75%) expiring in 2000 ...........        14,126             --
Term loan at interest rate of (9.5%), due
 in installments through 2002 ...............           19,625             --
Term loan at interest rate of (10.5%), due
   in installments through 2002 ...............         16,000             --
Notes issued to seller:
 Term loan due 2003 at fixed
  interest rates of (8%) see below ..........           15,000             --
 Term loan due in installments through
  2002 at fixed interest rate of (11%)
  see below .................................           10,000             --
 Subordinated loan due in installments through
 1998 at fixed interest rate of (0%) ........            5,000             --
Bank debt associated with Brown-Bridge:
 Revolving line of credit at interest
  rate of prime plus 1.25% (9.75%)
  expiring in 1999 ..........................           12,646           13,180
 Term loan at interest rate of prime
  plus 1.25% (9.75%), due in install-
  ments through 1999 ........................            6,691            9,000
Other .......................................            6,702            5,403
                                                     ---------         --------
                                                       177,737           92,290

Current maturities ..........................          (64,708)         (29,545)
                                                     ---------         --------
                                                     $ 113,029         $ 62,745
                                                     =========         ========

As part of Spinnaker's acquisition of Central Products Company from Alco Standard on October 4, 1995 (see note 2), Alco provided two term loans totaling $25 million and received the right to sell these loans to Spinnaker and demand payment (the "Put Agreements"). Lynch Corporation agreed to guarantee the loans and provide funds for the Put Agreements. As of January 2, 1996, Alco exercised its rights under the Put Agreements to sell the loans back to Spinnaker on February 1, 1996. Pursuant to the agreements with Alco, the closing has been extended from February 1, 1996 to early April 1996. Spinnaker is actively pursuing financing alternatives, which may involve the issuance of debt and equity securities but, at the present time, neither Spinnaker nor Lynch Corporation have sufficient funds or available capacity under their existing financing agreements to settle the Alco obligations under the Put Agreements, Spinnaker has not entered into any definitive agreements regarding the terms of any financing, and there can be no assurance that such financing will be available on terms satisfactory to Spinnaker. Should the Alco obligations not be satisfied, management is unaware of the actions Alco or other lenders might take.

RUS debt of $27.5 million bearing interest at 2% has been reduced by a purchase price allocation of $3.6 million reflecting an imputed interest rate of 5%. Unsecured notes issued in connection with the telephone company acquisitions are predominantly held by members of management of the telephone operating companies.

In July 1986, the Company issued $23.0 million principal amount of 8% convertible subordinated debentures. These debentures were unsecured obligations of the Company and were convertible into Common Stock at a price of $31 per share prior to maturity. Through September 21, 1994, the Company had either purchased on the open market or redeemed $11.2 million of the original issuance. At that date, in accordance with the terms of the debenture indenture, the Company called for redemption all of the remaining debentures outstanding, at 101.6% of their face amount plus accrued interest. The redemption was completed on October 24, 1994, and $10,195,000 of the debentures were redeemed and $1.6 million were converted into 52,881 shares of Common Stock at $31 per share before allocation of related expenses. As a result of the redemption, the Company recognized in 1994 an extraordinary loss of $264,000, net of taxes. On October 18, 1993, the Company redeemed $6.0 million principal amount of debentures at 102.4% of face value plus accrued interest to that date. As a result of this redemption, the Company recognized in 1993 an extraordinary loss of $206,000, net of taxes.

Cash payments for interest were $10.6 million, $6.2 million and $5.5 million for the years ended December 31, 1995, 1994 and 1993, respectively.

Aggregate principal maturities of long-term debt for each of the next five years are as follows: 1996--$64.7 million, 1997--$8.9 million; 1998--$11.6 million,
1999--$11.8 million, and 2000--$14.1 million.

7. MINORITY INTERESTS AND RELATED PARTY TRANSACTIONS

In October 1989, Lynch Telephone Corporation, an 80.1% owned subsidiary, purchased 100% of the capital stock of Western New Mexico Telephone Company, Inc. ("Western"), an independent local telephone company serving southwestern New Mexico. The sellers of Western own 19.9% of Lynch Telephone Corporation and have been granted an option to acquire stock equal to an additional 30.1% interest of the shares currently outstanding, which was extended in 1993 to become exercisable during a three month period commencing October 19, 1996, at a formula price. In addition, during 1993, Lynch secured the right to acquire stock equal to 15% of Lynch Telephone Corporation at terms similar to the sellers' option.

On July 22, 1993, Morgan completed an initial public offering ("IPO") of 1,100,000 shares of its Class A Common Stock, $.015 par value, at $9.00 per share. In accordance with Lynch's policy of recognizing a gain or loss on the sale of stock by a subsidiary, a pre-tax gain of approximately $3.9 million ($2.2 million after tax, $1.84 per share) was recorded in connection with Morgan's IPO. Lynch's ownership of 150,000 Class A shares (acquired during 1995) and 1,200,000 Class B shares of Morgan entitles it to a voting control and, therefore, Lynch consolidates Morgan's results in its financial statements. In accordance with FASB Statement No. 109, a deferred tax liability is recognized for the difference between the financial reporting basis and the tax basis of the Company's investment in Morgan.

On June 4, 1993, the Board of Directors of Morgan approved the adoption of a stock option plan which provides for the granting of incentive or nonqualified stock options to purchase up to 200,000 shares of Class A Common Stock to officers, including members of Morgan's Board of Directors, and other key employees. No options may be granted under this plan at less than the fair market value of the Common Stock at the date of the grant, except for certain nonemployee directors. Three nonemployee directors were granted nonqualified stock options to purchase a total of 24,000 shares of Class A Common Stock at prices ranging from $6.80 to $9.00 per share. Although the exercise period is determined when options are actually granted, an option shall not be exercised later than 10 years and one day after it is granted. Stock options granted will terminate if the grantee's employment terminates prior to exercise for reasons other than retirement, death, or disability. Employees have been granted nonqualified stock options to purchase 163,500 shares of Class A Common Stock at an exercise price from $7.50 to $8.75 per share. These options will vest over a four year period pursuant to the terms of the plan. As of December 31, 1995, options to purchase 61,000 shares were exercisable.

On June 13, 1994, Spinnaker entered into a series of agreements with Boyle, Fleming & Co., Inc. ("BF"), of whom a former Director of the Corporation is a principal, for BF to assume the management of Spinnaker. As part of these arrangements, BF received warrants to purchase 678,945 shares of Spinnaker Common Stock (equating to a 20% ownership of Spinnaker) at a price of $2.67 per share (adjusted for a 3 for 2 stock split which was effective December 29, 1995) at any time prior to or before June 10, 1999, subject to certain conditions. BF may also, on the occurrence of an equity offering by Spinnaker Industries, Inc., receive warrants to acquire additional shares of Spinnaker at terms to be determined at the time of the offering.

During 1994, Brown-Bridge granted certain of its key executives options to purchase up to 71,065 shares of Brown-Bridge's common stock at various prices between $7.16 and $14.69 per share. Brown-Bridge currently has 1,000,000 common shares outstanding. The options become exercisable (i) in cumulative installments of one-fifth each year if certain levels of profitability, as defined in the plan, are met, or (ii) seven years from the date of grant. The options were issued at not less than 100% of the fair market value of the common stock at the date of grant. At December 31, 1995, 14,213 options were exercisable. None of the options were exercisable at December 31, 1994.

The Company, pursuant to Indiana law and the Company's Articles of Incorporation, has reimbursed its Chairman and Chief Executive Officer, for $392,000 of legal fees incurred in connection with a regulatory inquiry. Amounts relating to this reimbursement were charged to the Company's results of operations for the years ended December 31, 1994 ($317,000) and 1993 ($75,000).

On January 19, 1994, Lynch sold 100,000 shares of common stock held in its treasury to its Chairman and Chief Executive Officer at $22.875 per share, the closing price in trading of Lynch common stock on The American Stock Exchange on that date. The transaction was approved by the Company's shareholders at its annual meeting held on May 5, 1994.

8. SHAREHOLDERS' EQUITY

In 1987, 1988 and 1992, the Board of Directors authorized the purchase of up to 300,000 shares of Common Stock. Through December 31, 1995, 230,861 shares had been purchased at an average cost of $13.15 per share. In January 1994, two officers were granted stock options to purchase up to 86,000 shares of Lynch common stock. Approximately 24,500 options were granted at an exercise price of $23.125, the closing price on the American Stock Exchange on January 18, 1994. These options are fully vested and outstanding. During 1995, the balance of the options were canceled.

On February 1, 1996, the Company adopted a plan to provide a portion of the compensation for its directors in common shares of the Company. The amount is fixed, and the conversion to common stock is based upon the market price at the end of the previous year. In February, 1996, the Company awarded 1,428 shares under this program. Such shares will vest during 1996.

On February 29, 1996, the Company adopted a Phantom Stock Option Plan for certain employees. To date, 7,400 of Phantom Stock Options ("PSO") have been granted at a price of $63 per share. Upon the exercise of a PSO, the holder is entitled to receive an amount equal to the amount by which the market value of the Company's common stock on the exercisable date exceeds the exercise price of the PSO.

9. INCOME TAXES

The Company changed its method of accounting for income taxes in 1993 from the deferred method to the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") The adoption of SFAS 109, which resulted in a cumulative effect charge of $957,000 or $.78 per share, is reported in the 1993 Consolidated Statement of Income. Accordingly, prior years' financial statements have not been restated to apply the provisions of SFAS 109.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Cumulative temporary differences and carryforwards at December 31, 1995 and 1994 are as follows:

                                    December 31, 1995       December 31, 1994
                                       Deferred Tax            Deferred Tax
                                    Asset     Liability     Asset     Liability
                                  --------    ---------   --------    ---------
                                                 (In Thousands)

Inventory reserve ............    $    485        --      $    500        --
Fixed assets written
  up under purchase
  accounting and tax
  over book depreciation .....        --       $12,438        --       $ 5,622
Discount on long-term debt ...        --         1,398        --         1,511
Basis difference in subsidiary
  and affiliate stock ........          85       1,750         165       1,686
Partnership tax losses in
  excess of book losses ......        --         1,249        --         1,139
Other reserves and accruals ..       2,620        --         2,331        --
Other ........................         952       1,077         154         439
                                  --------     -------    --------     -------
                                     4,142      17,912       3,150      10,397

Valuation allowance ..........        (198)       --          (278)       --
                                  --------     -------    --------     -------
Total deferred
  income taxes ...............    $  3,944     $17,912    $  2,872     $10,397
                                  ========     =======    ========     =======

The provision for income taxes is summarized as follows:

                                            1995            1994           1993
                                          -------         -------         ------
                                                     (In Thousands)
Current payable taxes:
  Federal ........................        $ 4,235         $ 3,203         $1,239
  State and local ................            957             954            455
                                          -------         -------         ------
                                            5,192           4,157          1,694
                                          -------         -------         ------
Deferred taxes:
  Federal ........................           (446)         (1,223)           397
  State and local ................            (60)           (282)           357
                                          -------         -------         ------
                                             (506)         (1,505)           754
                                          -------         -------         ------
                                          $ 4,686         $ 2,652         $2,448
                                          =======         =======         ======

A reconciliation of the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes, minority interest, extraordinary item, and cumulative effect of accounting change follows:

                                               1995         1994         1993
                                              -------      -------      -------
                                                       (In Thousands)
Tax at statutory rate ...................     $ 4,063      $ 2,245      $ 2,482
Increases (decreases):
  State and local taxes,
    net of federal benefit ..............         592          449          536
  Amortization of excess
    of acquired net assets
    cost, net ...........................          64            1           (1)
  Unremitted earnings of
    domestic subsidiary .................          91          109           50
Deferred tax asset
  recognized from
  prior years ...........................        --           --           (262)
Sale of subsidiary stock ................        --            (65)        (193)
Losses of unconsolidated
  affiliates ............................        --            224         --
Reduction attributable
  to special election by
  captive insurance
  company ...............................        (223)        (202)        (300)
Other ...................................          99         (109)         136
                                              -------      -------      -------
                                              $ 4,686      $ 2,652      $ 2,448
                                              =======      =======      =======

Net cash payments for income taxes were $4.2 million, $2.3 million and $1.8 million for the years ended December 31, 1995, 1994 and 1993, respectively.

10. CONTINGENCIES

Lynch has pending claims incurred in the normal course of business. Management believes that the ultimate resolution of these claims will not have a material adverse effect on the consolidated financial position or the results of operations of Lynch.

Pursuant to the Acquisition Agreement with Alco (see Note 2), Central Products assumed sponsorship of a defined benefit pension plan for union employees. Central Products also agreed to establish a new defined bene-fit plan for its non-union employees. Alco retained the defined benefit pension obligation for non-union retirees as of September 30, 1995 and any non-union employees not hired by Central Products.

The agreement requires Alco to transfer assets to Central's plans equal to the present value of accrued benefits as of September 30, 1995, as defined in the Agreement plus a defined rate of interest to the transfer date. Central Products' management believes that it was the intent of Alco that the defined benefit pension obligations for the union and non-union employees be "fully funded" by Alco. Accordingly, Central Products has not recorded the unfunded projected benefit obligation of $1.5 million as a liability when recording the purchase accounting entries.

11. SEGMENT INFORMATION

The Company is principally engaged in three business segments: multimedia, services and manufacturing. All businesses are located domestically, and export sales were approximately $41 million in 1995, $16.5 million in 1994 and $9.3 million in 1993. The Company does not believe it is dependent on any single customer. The multimedia segment includes local telephone companies and investments in two network-affiliated television stations. The services segment includes transportation and related services. $11.8 million of the Company's accounts receivable are related to the services segment and are principally due from companies in the mobile home and recreational vehicle industry located throughout the United States, including several located in the Midwest and Southeast. Services provided to one major mobile home manufacturer accounted for approximately $29.4 million, $27.5 million, and $18.8 million in revenues of the services segment for the years ended December 31, 1995, 1994, and 1993, respectively. The manufacturing segment includes the manufacture and sale of adhesive coated stock for labels and related applications, glass forming, impact milling, adhesive tapes, and other machinery and related replacement parts, as well as quartz crystals and oscillators. There were no intersegment sales or transfers.

Operating profit (loss) is equal to revenues less operating expenses, excluding unallocated general corporate expenses, interest and income taxes. The Company allocates a portion of its general corporate expenses to its operating segments. Such allocation was $965,000, $790,000 and $657,000 during the years ended December 31, 1995, 1994 and 1993, respectively. Identifiable assets of each industry segment are the assets used by the segment in its operations excluding general corporate assets. General corporate assets are principally cash and cash equivalents, short-term investments and certain other investments and receivables.

                                              Year ended December 31
                                    1995               1994             1993
                                  ---------         ---------         ---------
                                                 (In Thousands)
REVENUES
  Multimedia .............        $  23,597         $  20,144         $  16,206
  Services ...............          122,303           101,880            82,829
  Manufacturing ..........          192,266            66,678            28,004
                                  ---------         ---------         ---------
                                  $ 338,166         $ 188,702         $ 127,039
                                  =========         =========         =========
OPERATING PROFIT
  Multimedia .............        $   4,938         $   5,164         $   4,520
  Services ...............            3,371             3,434             2,270
  Manufacturing ..........           13,880             3,675             1,209
  Unallocated corporate
    expense ..............           (2,874)           (1,478)           (1,381)
                                  ---------         ---------         ---------
                                  $  19,315         $  10,795         $   6,618
                                  =========         =========         =========
CAPITAL EXPENDITURES
  Multimedia .............        $  14,051         $   8,410         $   2,138
  Services ...............            2,135             1,434             1,393
  Manufacturing ..........            3,373             1,743               825
  General corporate ......               10                11              --
                                  ---------         ---------         ---------
                                  $  19,569         $  11,598         $   4,356
                                  =========         =========         =========
DEPRECIATION AND
AMORTIZATION
  Multimedia .............        $   7,350         $   5,651         $   4,400
  Services ...............            1,264               915               803
  Manufacturing ..........            2,662               931               690
                                  ---------         ---------         ---------
                                  $  11,276         $   7,497         $   5,893
                                  =========         =========         =========
ASSETS
  Multimedia .............        $ 102,998         $  92,151         $  73,043
  Services ...............           30,796            28,978            24,519
  Manufacturing ..........          162,819            62,260            18,349
  General corporate ......            5,826             2,521            14,061
                                  ---------         ---------         ---------
                                  $ 302,439         $ 185,910         $ 129,972
                                  =========         =========         =========

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 1995 and 1994 (in thousands, except per share amounts):


                                              1995--Three Months Ended
                                      --------------------------------------------
                                     March 31     June 30    Sept. 30     Dec. 31
                                      -------     -------     -------     --------
Sales and revenues ..............     $69,788     $76,874     $81,546     $109,958
Operating profit ................       4,034       4,278       4,763        6,240
  Net income ....................       1,125       1,156       1,293        1,571

Primary earnings per share:
  Net income ....................         .80         .82         .92         1.13

Fully diluted earnings per share:
  Net income ....................         .80        . 82         .92         1.13


                                            1994--Three Months Ended
                                    --------------------------------------------
                                    March 31     June 30    Sept. 30     Dec. 31
                                    --------     -------    --------     -------
Sales and revenues .............     $36,071     $39,678     $44,687     $68,265
Operating profit ...............       1,740       2,351       3,011       3,693
  Income before
    extraordinary item
    and cumulative effect
    of accounting change .......         641         206         835         910
  Net income ...................         641         206         571         910

Primary earnings per share:
  Income before
    extraordinary item and
    cumulative effect of
    accounting change ..........         .49         .15         .63         .66
  Net income ...................         .49         .15         .43         .66

Fully diluted earnings
  per share:
  Income before
    extraordinary item and
    cumulative effect of
    accounting change ..........          47         .15         .52         .64
  Net income ...................          47         .15         .38         .64

                         REPORT OF INDEPENDENT AUDITORS


Shareholders and Board of Directors
Lynch Corporation

We have audited the accompanying consolidated balance sheets of Lynch Corporation and subsidiaries ("Lynch Corporation") as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Central Products Company, a wholly-owned subsidiary of Spinnaker Industries, Inc. (an 83% owned subsidiary of Lynch Manufacturing, a wholly-owned subsidiary of Lynch Corporation), which statements reflect total assets of $94,492,000 as of December 31, 1995 and total revenues of $30,581,000 for the three month period ended December 31, 1995 and the financial statements of The Morgan
Group, Inc. and subsidiaries, a subsidiary in which the Company has a 64% voting interest, which statements reflect total assets of $30,796,000 and $28,978,000 as of December 31, 1995 and 1994, respectively and total revenues of $122,303,000 and $101,880,000 for the years then ended and the financial statements of Coronet Communications Company and Capital Communications Company, Inc. (corporations in which the Company has a 20% and 49% interest, respectively). Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Central Products Company, The Morgan Group, Inc. and subsidiaries, Coronet Communications Company and Capital Communications Company, Inc., is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lynch Corporation and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Lynch Corporation will continue as a going concern. As more fully described in Note 6, as of January 2, 1996, Alco Standard Corporation ("Alco"), the former owner of Central Products Company, exercised its rights to require Spinnaker Industries, Inc. to repurchase the $25 million subordinated notes, including accrued interest. Lynch Corporation, as parent of Spinnaker Industries, Inc., agreed to guarantee the notes and provide funds for the repurchase. At the present time, neither Spinnaker Industries, Inc. nor Lynch Corporation have sufficient funds or available capacity under their existing financing arrangements to settle the Alco obligations. These conditions raise substantial doubt about Lynch Corporation's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As discussed in Note 1 to the financial statements, in 1994 the Company changed its method of accounting for marketable securities.

As discussed in Note 10 to the financial statements, in 1993 the Company changed its method of accounting for income taxes.



                                            /s/ Ernst & Young LLP
                                            -----------------------------------

Stamford, Connecticut
February 29, 1996, except for Note 6,
as to which the date is March 29, 1996

                                LYNCH CORPORATION
                                FIVE YEAR SUMMARY
                             SELECTED FINANCIAL DATA

               (IN THOUSAND OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                       Year Ended December 31 (a)
                                                 ---------------------------------------------------------------------
                                                   1995            1994          1993           1992            1991
                                                 ---------      ---------      ---------      ---------      ---------
Sales and revenues (a) .....................     $ 338,166      $ 188,702      $ 127,039      $ 108,657      $  97,290
                                                 ---------      ---------      ---------      ---------      ---------
EBITDA (b) .................................        30,591         18,292         12,511         13,351          9,887
Operating Profit (c) .......................        19,315         10,795          6,618          8,283          4,871
Net Financing Activities ...................        (7,424)        (4,381)        (3,643)        (4,142)        (2,182)
Gain on Sales of Subsidiary and
  Affiliate Stock ..........................            59            190          4,326           --             --
                                                 ---------      ---------      ---------      ---------      ---------
Income Before Income Taxes, Minority
  Interests, Extraordinary Item and
  Cumulative Effect of Accounting Change ...        11,950          6,604          7,301          4,141          2,689
Income Tax (Provision) .....................        (4,686)        (2,652)        (2,448)        (1,733)          (923)
Minority Interests .........................        (2,119)        (1,360)          (737)          (257)          (363)
                                                 ---------      ---------      ---------      ---------      ---------
Income Before Extraordinary Item ...........         5,145          2,592          4,116          2,151          1,403
Extraordinary Item (d) .....................          --             (264)          (206)            18             93
Cumulative Effect to January 1, 1993 of
  Change in Accounting for Income Taxes(f) .          --             --             (957)          --             --
                                                 ---------      ---------      ---------      ---------      ---------
Net Income .................................     $   5,145      $   2,328      $   2,953      $   2,169      $   1,496
                                                 =========      =========      =========      =========      =========
Per Common Share (e)
  Income Before Extraordinary Item .........     $    3.66      $    1.94      $    3.36      $    1.71      $    1.09
  Net Income ...............................          3.66           1.74           2.41           1.72           1.07
                                                 ---------      ---------      ---------      ---------      ---------
Cash, Securities and Short-Term
  Investments ..............................     $  27,353      $  31,521      $  45,509      $  44,914      $  45,514
Total Assets ...............................       302,439        185,910        129,523        111,374        108,236
Long-term Debt .............................       113,029         62,745         65,768         68,286         70,640
Shareholders' Equity .......................     $  35,512         30,531         24,316         21,272         19,647

NOTES:

(a) Includes results of Inter-Community Telephone Company from April 2, 1991, Cuba City Telephone Exchange and Belmont Telephone Company from October 31, 1991, Bretton Woods Telephone Company from February 4, 1992, J.B.N. Telephone Company from November 30, 1993, the assets of Station WOI-TV from March 1, 1994, the assets of Brown Bridge Division from September 19, 1994, Haviland Telephone Company from September 26, 1994 and Central Products Company from October 4, 1995.

(b) EBITDA is earnings before interest, taxes, depreciation and amortization.

(c) Operating Profit (Loss) equals sales and revenues less operating expenses, which exclude investment income, interest expense, share of operations of affiliated companies, minority interests and taxes.

(d) Gain (Loss) on repurchase or redemption of Company's 8% convertible subordinated debentures.

(e) Based on weighted average number of common shares outstanding.

(f) On January 1, 1993, Lynch adopted the provisions of Statement of Financial Accounting Standard No., 109, "Accounting for Income Taxes." (See Note 9 to the Consolidated Financial Statements.) As a result of this adoption, for the years ended December 31, 1994 and 1993, Operating Profit was lower by $766,000 due to the higher depreciation and amortization as a result of increased write-ups in assets acquired in prior business combinations. The adoption of this statement had no effect on net income, other than the above noted "Cumulative Effect of Accounting Change Adjustment" for that period.

(g) No dividends have been declared over the period.

LYNCH -- PAST HISTORY

- - Lynch Glass Machinery Company, predecessor of Lynch Corporation, was organized in 1917. The Company emerged in the late twenties as a successful manufacturer of glass-forming machinery. In 1928, Lynch Corporation was incorporated in the State of Indiana.

- - In 1946, Lynch was listed on the "New York Curb Exchange" the predecessor to the American Stock Exchange.

- - In 1964, Curtiss-Wright Corporation purchased a controlling lever in interest in Lynch.

- - In 1976, M-tron Industries, Inc., a manufacturer of quartz crystals was acquired.

LYNCH -- 1985 - 1994

- - In 1985, companies affiliated with Gabelli Funds, Inc. acquired a majority interest in Lynch's Common Stock, including the entire interest of Curtiss-Wright Corporation. Mario J. Gabelli was elected Chairman of the Board and Chief Executive Officer in 1986. The price: $11.00/share.

- - In July 1986, Lynch issued $23 million of convertible debentures as the first step in an acquisition program designed to broaden Lynch's business base. Conversion price - $31/share.

- - In 1987, Lynch expanded the scope of its operations into the financial services and entertainment industries with the start-up of Lynch Capital Corporation, a securities broker dealer, and Lynch Entertainment Corporation, a joint venture partner with a 20% interest in WHBF-TV, the CBS television network affiliate in Rock Island, Illinois. Later in the year, the Company acquired Tremont Partners, Inc., a Connecticut-based investment management consulting firm. In December, Lynch added to its manufacturing sector with the acquisition of an 83% interest in Safety Railway Service Corporation, whose sole operating subsidiary at the time, Entoleter, Inc., was a manufacturer of industrial processing and air pollution control equipment.

- - In 1988, Lynch entered the service sector with the acquisition of Morgan Drive Away, Inc., the largest independent service provider to the mobile home and recreational vehicle industry.

- - 1989 was highlighted by Lynch's entry into the telecommunications industry. The acquisition of Western New Mexico Telephone Company, an independent local telephone company servicing southwestern New Mexico, was an important first step.

- - Lynch's second telecommunications acquisition, Inter-Community Telephone Company of Nome, North Dakota, was completed in April 1991 followed in October of that year with the acquisition of Cuba City Telephone Exchange Company and Belmont Telephone Company in Wisconsin.

- - During 1992, Lynch acquired Bretton Woods Telephone Company of New Hampshire; completed a rights offering to its shareholders which resulted in the Tremont investment advisory firm becoming a publicly traded company (OTC:TMAVA) with Lynch initially retaining a 37% interest.

- - 1993 saw the launching of The Morgan Group, Inc., as a public company with an initial public offering of 1.1 million Class A Common Shares at $9 per share. Lynch retained a 47% equity interest and a 64% voting interest. Lynch also acquired J.B.N. Telephone Company in Kansas from GTE Corporation. Lynch Machinery acquired Tri-Can Systems of Aslip, IL, a manufacturer of packaging machinery.

- - 1994 saw the rebirth of Safety Railway Service Corporation into Spinnaker Industries, Inc. under the stewardship of Boyle, Fleming & Company, Inc., with the acquisition of Brown-Bridge Industries, a manufacturer of adhesive coated stocks from Kimberly-Clark. In addition, Lynch completed the acquisition of a 50% interest in station WOI-TV in Ames, IA, and the purchase of Haviland Telephone Company of Kansas. Finally, all the remaining 8% Convertible Subordinated Debentures that were issued in 1986 were redeemed.

LYNCH -- 1995

- - Last year, Lynch continued to make dynamic progress -- Morgan bought TDI and expects to grow by positioning itself further in the outsourcing business. On the telephone front, we completed tuck-ins by agreeing to buy lines from Sprint and moving further into multimedia with the creation of CLR Video, a cable operation in Kansas.

- - The highlight was our affiliation with the Maytum family, which has owned and managed Dunkirk & Fredonia Telephone Company, one of the most efficient telephone companies in the world.

- - We are, on a proforma basis, the 50th largest local exchange company. We currently operate 15,600 access lines, 49,000 cellular POPs, 4,700 cable TV subscribers and 900 Direct TV subscribers. We are currently in the process of evaluating providing Internet service.

- - In addition, during the year, Spinnaker further reinforced its adhesive strategy by purchasing Alco Standard's Central Products, which manufactures and markets a wide variety of carton sealing tapes and related equipment.

LYNCH -- THE FUTURE

  To grow Lynch's intrinsic value in 1996 and beyond, we plan to:

- - Grow our multimedia operations

  - More local telcos.

  - Pursue spectrum in personal communications services (PCS) auctions.

  - Look for potential spectrum licenses globally.

  - Staff up to pursue growth in burglar alarm, long distance reselling, cable TV tuck-ins, and penetration of the "institutional market" for home video, data and information storage.

- - Grow our manufacturing operations

  - M-tron -- Work with Marty Kiousis and his management to maximize the high quality manufacturing capacity and extensive customer base that M-tron has. Our focus is to affiliate with a merchant banking group which will generate product initiatives and provide critical mass capital infusion.

  - Lynch Machinery -- Avrum Gray, Chairman, and Bob Pando are channeling efforts back to the historical prowess of Lynch Machinery in the glass press manufacturing area. Lack of comprehensive strategy and cumulative losses at Lynch packaging resulted in the exiting from that niche.

  - Spinnaker Industries --

    - Finance acquisitions more efficiently by taking advantage of the high yield market.

    - Broaden adhesive strategy by exploring other sectors for opportunistic entry.

    - There are now 3.4 million fully diluted shares of SPNI, of which Lynch owns 2.2 million shares. Stated another way, there are 1.6 shares of SPNI for each Lynch share.

- - Grow our Services -- The Morgan Group

  - Morgan enjoyed a record year in 1995, overcoming an 18% drop in recreational vehicle shipments, and the need to bolster insurance reserves.

  - Bright spots included --

    - Terry Russell joined Morgan Drive Away on January 4, 1996. He replaces Phil Ringo who left in May to pursue other opportunities.

    - Transfer Drivers, Inc. ("TDI") was acquired on May 22, 1995. While results to date have been spotty, TDI enhances Morgan's tradition of service and further grew our outsourcing product, in this case, equipment relocation.

    - Restructuring our investment by converting a preferred stock to cash and 150,000 shares of common stock helped further strengthen Morgan's already solid balance sheet.

    - Morgan's financials are on solid footing with cash of $2.9 million, receivables of $11.3 million, and book value of $15.6 million.

    - There are 1.0 shares of Morgan for each share of Lynch.

- - Look for opportunistic situations.

OUR FUTURE

   Valuation accorded to EBITDA streams in both the public market and in the private market place are rising. Moreover, the ever increasing amount of money chasing deals is resulting in fewer transaction opportunities for us, particularly as our job is to build the wealth of Lynch's shareholders. In the next twelve months, we will endeavor to use our resources, intellectual and financial, to enhance intrinsic value on a per unit basis. We will only issue shares if we receive at least equal value in exchange.

                             PROPORTIONAL OWNERSHIP