Form 10-K/A, Exhibit 13
period 1995-12-31
LYNCH CORP
filed 1996-04-29
CIK 61004

Lynch Corporation, 8 Sound Shore Drive, Suite 290, Greenwich,
Connecticut 06830   Telephone (203) 629-3333


lynch  corporation

annual report 1995

Lynch Past History

     Lynch Glass Machinery Company, predecessor of Lynch Corporation, was organized in 1917. The Company emerged in the late twenties as a successful manufacturer of glass-forming machinery. In 1928, Lynch Corporation was incorporated in the State of Indiana.

     In 1946, Lynch was listed on the New York Curb Exchange the predecessor to the American Stock Exchange.

     In 1964, Curtiss-Wright Corporation purchased a controlling lever in interest in Lynch.

     In 1976, M-tron Industries, Inc., a manufacturer of quartz crystals was acquired.

Lynch  1985 - 1994

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

     Lynch second telecommunications acquisition, Inter-Community
Telephone Company of Nome, North Dakota, was completed in April
1991 followed in October of that year with the acquisition of Cuba City Telephone Exchange Company and Belmont Telephone
Company in Wisconsin.

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

Lynch  1995

     Last year, Lynch continued to make dynamic progress Morgan bought TDI and expects to grow by positioning itself further in the outsourcing business. On the telephone front, we completed tuck-ins by agreeing to buy lines from Sprint and moving further into multimedia with the creation of CLR Video, a cable operation in Kansas.

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


Lynch

 The Future
     To grow Lynch's intrinsic value in 1996 and beyond, we plan to:

     Grow our multimedia operations

More local telcos.
Pursue spectrum in personal communications services (PCS) actions.
Look for potential spectrum licenses globally.
Staff up to pursue growth in burglar alarm, long distance reselling, cable TV tuck-ins, and penetration of the institutional market for home video, data and information storage.

     Grow our manufacturing operations

     M-tron

      Work with Marty Kiousis and his management to maximize the high quality manufacturing capacity and extensive customer base that M-tron has. Our focus is to affiliate with a merchant banking group which will generate product initiatives and provide critical mass capital infusion.

     Lynch Machinery

     Avrum Gray, Chairman, and Bob Pando are channeling efforts back to the historical prowess of Lynch Machinery in the glass press manufacturing area. Lack of comprehensive strategy and cumulative losses at Lynch packaging resulted in the exiting from that niche.

     Spinnaker Industries

Finance acquisitions more efficiently by taking advantage of the high yield market.
     Broaden adhesive strategy by exploring other sectors for opportunistic entry.
     There are now 3.4 million fully diluted shares of SPNI, of which Lynch owns 2.2 million shares. Stated another way, there are 1.6 shares of SPNI for each Lynch share.

     Grow our Services

     The Morgan Group

     Morgan enjoyed a record year in 1995, overcoming a 9% industry drop in recreational vehicle shipments, and the need to bolster insurance reserves.
          Bright spots included

          Terry Russell joined Morgan Drive Away on January 4, 1996. He replaces Phil Ringo who left in May to pursue other opportunities.
          Transfer Drivers, Inc. (TDI) was acquired on May 22, 1995. While results to date have been spotty, TDI enhances Morgan's tradition of service and further grew our outsourcing product, in this case, equipment relocation.

     Restructuring our investment by converting a preferred stock to cash and 150,000 shares of common stock helped further strengthen Morgan's already solid balance sheet.

     Morgan's financials are on solid footing with cash of $2.9 million, receivables of $11.3 million, and book value of $15.6 million.
     There are 1.0 shares of Morgan for each share of Lynch.

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



FINANCIAL HIGHLIGHTS
(in thousands of dollars, except for share amounts)
For the Year Ended December 31,
                         1995      1994      1993      1992

Sales and Revenues:
  Multimedia             $ 23,597  $ 20,144  $ 16,206  $ 15,368
  Services                122,303   101,880    82,829    67,141
  Manufacturing           192,266    66,678    28,004    26,148
                         _________ _________ _________ _________
    Total                $338,166  $188,702  $127,039  $108,657
                         _________ _________ _________ _________
                         _________ _________ _________ _________

Earnings Before Interest, Taxes,
Depreciation and Amortization (EBITDA):
  Multimedia             $ 12,342  $ 10,858  $  8,965  $  8,522
  Services                  4,635     4,349     3,013     2,713
  Manufacturing            16,542     4,606     1,899     3,181
  Corporate Expenses-Net   (2,928)   (1,521)   (1,366)   (1,065)
                         _________ _________ _________ _________
    Total                $ 30,591  $ 18,292  $ 12,511  $ 13,351
                         _________ _________ _________ _________
                         _________ _________ _________ _________

Depreciation/Amortization:
  Multimedia             $  7,350  $  5,651  $  4,400  $  3,643
  Services                  1,264       915       803       971
  Manufacturing             2,662       931       690       454
                         _________ _________ _________ _________
    Total                 $11,276  $  7,497  $  5,893  $  5,068
                         _________ _________ _________ _________
                         _________ _________ _________ _________

Capital Expenditures       19,569    11,598     4,356     3,244

Net Earnings From Operations

  - Total                 $ 5,086*  $ 2,402*  $ 1,392*   $2,151*
  - Per Share             $  3.62*  $  1.80*  $  1.14*   $ 1.71*

Net Income
  - Total                   5,145     2,328     2,953     2,169
  - Per Share - Primary      3.66      1.74      2.41      1.72
  - Fully Diluted            3.66      1.72      2.29      1.72

Working Capital           $25,628   $22,713   $47,529   $49,449
Current Ratio            1.3 to 1  1.3 to 1  3.3 to 1  3.9 to 1
Total Assets             $302,439  $185,910  $129,972  $111,374
Shareholders' Equity     $ 35,512  $ 30,531  $ 24,316  $ 21,272
  Per Share              $  25.76  $  22.15  $  19.84  $  17.36

Shares Outstanding
 (at year end)      $1,378,663 $1,378,658  $1,225,677 $1,225,660

Price Per Share:
     High                 84 3/4     32 7/8     26 3/8      26
     Low                  30         22         20 3/4    15 3/4

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


PROPORTIONAL OWNERSHIP
Another way to look at the company is to examine each of our businesses and to look at what share of those businesses we own.
This methodology is know as "proportional ownership." Simply stated, what are the businesses Lynch owns, what are the
revenues, EBITDA, cash, debt and values. Those who are familiar with cable TV and the oil industries are knowledgeable about the concept. We expect 1996 will unfold into another significant increase in these measures.
1995 Data
                              Traditional    Proportional
                              Accounting     Ownership
                              (000's)        (000's)
Revenues -
  Multimedia                  $ 23,597       $ 26,061
  Services                     122,303         60,601
  Manufacturing                192,266        155,499
                               _______        _______
                              $338,166       $242,161
                               _______       _______
                               _______       _______

EBITDA - Before Corporate Management
          Fees and Expenses
  Multimedia                  $ 12,907       $ 12,707
  Services                       4,735          2,346
  Manufacturing                 16,842         14,190
                               _______        _______
                              $ 34,484       $ 29,243
                               _______        _______
                               _______        _______
Cash -
  Multimedia                  $ 17,818       $ 15,639
  Services                       2,851          1,453
  Manufacturing                  5,403          4,662
                               _______        _______
                              $ 26,072       $ 21,754
                               _______        _______
                               _______        _______
Debt -
  Multimedia                  $ 72,197       $ 70,926
  Services                       3,275          1,669
  Manufacturing                102,265         83,359
                               _______        _______
                              $177,737       $155,954
                               _______        _______
                               _______        _______

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


CHAIRMAN'S LETTER

To Our Shareholders:

By all standards, Lynch had another creditable year in 1995. The public price of our shares opened the year at $30 per share and closed at $58 1/2 per share. More importantly, we again increased the intrinsic value of our enterprise by substantially more than 25%, the annual hurdle we set as our long term corporate goal. In this annual sharing of our results and our philosophy with you, we thought we would step back from the day-to-day details and talk about our ten year involvement with Lynch. But first a look in brief at 1995.

THE LAST TWELVE MONTHS

Important dynamics in 1995 to enhance our intrinsic value were:
      Multimedia during the year, we added to our telephony holdings
      Dunkirk & Fredonia Telephone Company - we announced a relationship with the Maytum family to structure a transaction that will provide for management continuity, family participation in the ongoing operations particularly with a sensitivity to the needs of the local community.
     Kansas Expansion - we took ourselves to the goal line with a transaction with Sprint in August, 1995 whereby we will add the communities of Haddam and Morrowville, Kansas to the service area of JBN Telephone Company.
     North Dakota - we built on the existing Inter-Community operation with the purchase from US West of 1,400 telephone lines expected to close in mid-1996. The management of Inter-Community Telephone Company awaits the opportunity to enhance the service areas of Hope, Page, Sanborn, and Tower City. All was not rosy as the Department of Defense announced its intention to shut down our Autovon operation in that market.
     CLR Video - we entered cable with the creation of CLR
Video and the purchase of 4,500 cable subscribers from Douglas Cable Communications, L.L.C. in northeast Kansas. Lynch is the majority partner in a three way owner partnership including
Robert Carson and Rainbow Telephone Company.
    Spinnaker Blossoms - Spinnaker purchased Alco Standard
Central Products division which manufactures and markets a variety of adhesive-backed carton sealing tapes and is the second largest U.S. carton sealing tape manufacturer behind Minnesota Mining & Manufacturing. Central Products has two manufacturing facilities located in Menasha, Wisconsin and Brighton, Colorado. While financing has not been completed, Messrs. Boyle & Fleming are confident of their ability to complete the financing.
    WOI-TV - Phil Lombardo was able to renegotiate the $14.0 million of loans outstanding and has basically reduced Lynch's investment in WOI to its equity investment.
    M-tron Industries, Inc. -- participated fully in the growth of the telecommunications and computer industry it services.
Revenues grew 62% to $20.1 million, EBITDA increased to $2.0 million in 1995 from $200,000 in 1994. M-tron's backlog was $7.3 million at December 31, 1995, up from $3.6 million at the end of the prior year.
    Lynch Machinery, Inc. - In 1995, Lynch Machinery delivered 11 extra-large glass presses. This was extraordinary for a company of its size.

FINANCIAL HIGHLIGHTS

    EBITDA (earnings before interest, taxes, depreciation and amortization) and before corporate expenses surged 67.5% to $34.5 million in 1995 from $20.6 million in 1994.
    Revenues at $338.2 million, increased by 79.2% from the previous year (and are expected to also grow by over 40% again in 1996).

    Capital expenditures were $19.6 million in 1995,as we continue to build our telecommunications infrastructure,compared to $11.6 million in 1994 and $13.6 million projected for 1996.
    Our reported net earnings from operations excluding extraordinary items rose to $3.66 per share in 1995 from $1.88 in 1994.

And now back to the future --

THE FIRST TEN YEARS
Some observers might look on our first ten years as building a business on nothing. We grew Lynch -- EBITDA from $147,000 in 1985 to $30.6 million in 1995 without an increase in our shares outstanding. But that's history! Where are we going? Should the next ten years be a period of harvesting the acorns that we planted, some of which have sprouted into oaks and some of which are still in the incubation/acceleration stage. Or should we plant more acorns? Or should we do both. The question is easier to articulate than the answer.

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

                                   1985           1995
Revenues                      $10,699,000    $338,166,000
EBITDA                        $   147,000    $ 30,591,000
Shareholder Equity            $14,348,000    $ 35,512,000

Number of Shares                1,364,110       1,378,663
Intrinsic Value (Pre-tax)             $12         $150 +/-
Stock Price                           $11         $58 1/2

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


Western New Mexico Telephone Company

In 1989, we created a partnership with the Keen family of Western New Mexico Telephone Company ("WNMTC") whereby we affiliated with WNMTC primarily for cash and in turn entered into an agreement that provided for continuing ownership of Western New Mexico by our partners, the Keen family. Jackie Keen and Mary Beth (Baxter) learned a great deal from their father J.C. Keen on how to care for and nurture the local community while creating value for shareholders. Since the time we involved ourselves with the company, the number of telephone lines has increased from 4,100 to 5,200 a growth of 27%. They are now examining ways to enter the Internet and to provide the cable needs of their communities. Bottom line -- our return on equity has been the best yet. Bring us more relationships like Western New Mexico.


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

In addition during this period, your Chairman was the subject of extensive harassment from an "excited shareholder" as well as regulatory inquiry into trading patterns in Lynch shares. Despite our desire and mandate to be fair and equal to all our growing and extended families, each has been caught up with the profits of the legal profession that is now able to advertise its legal services. The distraction of management from its goal of providing quality service to its customers needs to be eliminated in our society if in deed we are to compete in a global society with the Germans and Japanese. If any questions arise from this statement, refer to the movie Disclosure.


It's Time to Harvest or Is It Still Time to Sow

In examining our goals for our second ten years of stewardship, we expect to continue to find ways to grow our intrinsic value at the 25% hurdle rate that we set as our benchmark for growth in our assets. While we continue to be creative and opportunistic, we will continue husbanding resources that are at our disposal. As your Chairman, I personally own 256,905 shares of the company, approximately 18.5%. As the saying goes, "I eat my own cooking." Our "prism" for the future is ever changing--should we spin-off Spinnaker--Should we do an IPO for M-tron--should we sell convertibles/debt/equity to broaden our base of accessibility--should we accelerate penetration of telephone/cable/broadcast.

New Directors

I would like to welcome two new directors to the Lynch Board, Ralph R. Papitto, Chairman, AFC Cable Systems, Inc. and Salvatore Muoio, Vice President of Lazard Freres & Co. L.L.C., who joined the Lynch Board during 1995. I have known and been associated with these two gentlemen for many years and look forward to their contributions to Lynch Corporation.

As always, we will be cognizant of the needs of our "stakeholders" our equity owners, our staff, our partner/employees, our debtholders, and our communities in which we are job creators.

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

     domestic operations;

     basic business -- no high technology or high research and development;

     a franchise with a protected and/or dominant market position;

     dependable and growing free cash flow;

     no turnarounds or start-up companies; and

     good management in place willing to continue with the business.


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

OUR STRUCTURE

Currently, our organization consists of four acquisition vehicles -- Lynch Multimedia, The Morgan Group, Inc., Spinnaker Industries, Inc. and Lynch itself. In addition, we have ownership interests in two broadcast properties-Station WOI-TV and Station WHBF-TV, and in two manufacturers-Lynch Machinery, Inc. and M-tron Industries, Inc.

Lynch Multimedia-Lynch Multimedia has investments of 80% to 100% in seven rural telephone properties throughout the United States and a 60% investment in one cable television investment. Of late, in private transactions, rural telephone companies have been selling at 7 to 9 times EBITDA. On a proforma basis, Lynch's companies consist of over 27,000 access lines, 4,700 cable television subscribers, 49,000 cellular POPs and the right to provide Direct Satellite TV to over 10,000 homes. Proforma telecommunications revenues and EBITDA, (proforma for the full year results for CLR Video, 1,400 lines to be acquired from US West in North Dakota, 350 lines to be acquired from Sprint in Kansas, and the consolidated operations of Dunkirk and Fredonia Telephone Company) for the year ended December 31, 1995, were $32.5 million and $16.5 million, respectively. At December 31, 1995, on a proforma basis, these companies held cash and cash equivalents of $18.6 million and had total debt outstanding of $102.2 million. The definitive agreements with US West, Sprint and the current owners of Dunkirk and Fredonia Telephone Company were signed in 1995 and all are expected to close in the first half of 1996.

The Morgan Group, Inc.-Morgan is the premier outsourcer of service to the manufactured housing and recreational vehicle industries. Morgan Common Shares are listed on the American Stock Exchange. There are 2.6 million common shares outstanding, of which Lynch Corporation owns 1.35 million, or 51%. Revenues and EBITDA in 1995 were $122.3 million and $4.6 million, respectively. At December 31, 1995, it held cash and cash equivalents of $2.9 million and had $3.3 million debt outstanding.


Spinnaker Industries, Inc.-Spinnaker is an acquirer and developer of manufacturing companies. It is traded NASDAQ Small Cap. Lynch owns 2.2 million of the 3.4 million fully diluted common shares (adjusted for the 3 for 2 stock splits that were effective in December 1995 and 1994). Pro forma revenues and EBITDA, including full year results of Central Products, were $226.6 million and $18.8 million, respectively. At December 31, 1995, it had cash and cash equivalents of $3.1 million and total debt outstanding of $102.0 million. In addition to its common share interest, Lynch holds a subordinated note from Spinnaker of $1.2 million.

Speciality Niches

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

Figures in Thousands     1993      1994      1995
                         _____     ______    _______
REVENUES                 $6,371    $33,632   $135,289
EBITDA                   $  187    $ 1,117   $  7,940

Central Products Company -- In accordance with Spinnaker's value enhancing strategy, the recent acquisition of Central Products Company is an important element of the adhesive backed materials industry. The company was purchased from Alco Standard Corporation in October of 1995 and functions as a wholly owned subsidiary of Spinnaker. Central has been one of the nation's leading manufacturers of carton sealing tapes for over 75 years. Central is the only US supplier to manufacture both water activated paper and reinforced gummed tape and pressure sensitive polypropylene tape, and the only company to produce all three pressure sensitive adhesive technologies to meet the diverse needs of today's customers. Net sales from Central's operations for the 1995 calendar year totaled approximately $122 million, including over $30 million under Spinnaker ownership.

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

Brown-Bridge Industries, Inc.-Acquired from the Kimberly-Clark Corporation in September of 1994, Brown-Bridge Industries develops, manufactures and markets adhesive coated materials that are converted by printers and industrial users into products for marketing, identifying, promoting, labeling, and decorating applications. At the time of acquisition, several key company-wide initiatives were launched: increased product quality, improved customer service, reduced production and administration costs, and a reduction in working capital investment. Evidencing Brown-Bridge's significant progress in each of these areas, 1995 reported the highest level of sales and earnings in the company's fifty year history, with another record year expected in 1996.

The $3.5 billion adhesive backed materials industry enjoyed another year of strong growth. Brown-Bridge has capitalized on the increased demand for consumer package labeling, the popularity of non-impact printing systems and the heavy consumption of pressure sensitive labels and self-adhesive materials in everyday business. While increasing its presence in the more mature heat and water activated segments, the majority of Brown-Bridge's growth has been from increasing its share of the expanding pressure sensitive market.
Entoleter, Inc.-Entoleter's "back-to-basics" philosophy delivered not only a third year of increased sales, but substantially increased EBITDA. As a manufacturer of impact milling and rotary-knife size reduction equipment, Entoleter's new management team has leveraged the Company's core competencies in design and engineering to provide the market place with products that have clear advantages over the competition. Technological advances in the company's air pollution control product line have further positioned Entoleter for growth in the volatile environmental industry.

An infusion of new talent, coupled with the implementation of new business growth initiatives has brought strong improvements to the company's financials. Net sales were up over 10% to a record $7.5 million in 1995, while EBITDA rose to $0.5 million from $0.2 million giving net income a strong boost over the 1994 figure. Spinnaker completed the year with a stock split of 3-for-2, increasing shares outstanding to 2,715,694 shares. This effort also moves the company closer to meeting the standards for trading on the NASDAQ National Market.

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

                         Robert T. Pando
                          President




M-tron Industries, Inc.

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

With the increasing demand for the products supplied for the telecommunications and wireless communications marketplaces that M-tron serves, it is expected that M-tron will continue to see an increasing demand for its products in 1996 and beyond.
M-tron would like to take this opportunity to thank its employees, suppliers, the Yankton community, and in particular, its customers for the understanding and hard work necessary to achieve a growing business in today's workplace.

                         Martin J. Kiousis
                         President







MANAGEMENT DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS
Year 1995 Compared to 1994
Revenues increased to $338.2 million in 1995 from $188.7 million in 1994, a 79% increase. Acquisitions made during 1995 and 1994, principally in the manufacturing segment, were the most significant contributors to the increase. In the manufacturing segment, where revenues increased by $125.6 million to $192.3 million in 1995 from $66.7 million in 1994, or 188%, the acquisition of Brown-Bridge Industries, Inc. on September 19, 1994, contributed $97.2 million in revenues for 1995 versus $26.8 million in 1994. This represents 56% of total manufacturing revenue increase. The acquisition of Central Products Company on October 4, 1995, contributed $30.6 million, or 24% of the segment's revenues increase. 1995's manufacturing revenues also reflect $36.9 million from Lynch Machinery, Inc., compared to $20.6 million in 1994, 13% of the segment's revenue increase. The production of extra-large glass presses from orders contracted for in 1994 and 1995 resulted in this additional revenue. Fifteen glass presses were shipped in 1995, compared to eight in 1994. Of the presses shipped in 1995, eleven were advanced technology extra-large presses. As a result of the shipment of these presses in 1995, Lynch Machinery glass press backlog was reduced by $11.5 million to $13.3 million at December 31, 1995 from $24.8 million at December 31, 1994. While Lynch Machinery is in the process of bidding for additional glass press contracts, it is not anticipated that the level of production in 1996 will equal 1995 levels. The services segment, which represents 36% of total revenue, increased by $20.4 million from 1994 or 20%. The Morgan Group, Inc.'s results increased due to continued strength in manufactured housing shipments (industry shipments up 12%) and the acquisition of Transfer Drivers, Inc. in May 1995. In the multimedia segment, which represents 7% of total revenue, revenues increased by $3.5 million from 1994, or 17%. Haviland Telephone Company, which was acquired on September 26, 1994, contributed 74% of the increase. The inclusion of Central Products for the full year plus additional acquisitions contracted for in 1995 and anticipated to close in 1996 are projected to increase reported revenues by about 40% in 1996 from 1995.

Earnings before interest, taxes, depreciation and amortization (EBITDA) increased to $30.6 million in 1995 from $18.3 million in 1994, a $12.3 million, or 67% increase. Operating segment EBITDA (prior to corporate management fees and expenses) grew to $34.5 million from $20.6 million, a 67% increase. The manufacturing segment was the largest contributor to EBITDA with $16.6 million, or 54% in 1995, as compared to $4.6 million, or 25% in 1994. Spinnaker's EBITDA grew to $8.0 million from $1.1 million, a $6.9 million increase. The inclusion of Brown-Bridge for the full year accounted for $3.9 million of the increase in 1995. Central Products' EBITDA of $2.7 million in the fourth quarter primarily accounted for the remaining increase. Lynch Machinery accounted for 30% of the total increase in manufacturing EBITDA. Profit margins associated with the production of the extra-large glass presses were the cause of the significant improvement. The services segment contributed $4.6 million, or 15%, of total EBITDA in 1995, compared to $4.3 million, or 24% in 1994. This increase was directly the result of the increased revenues offset by a product mix shift and increases in certain operating costs. The multimedia segment contributed 40% in total EBITDA in 1995, or $12.3 million, as compared to $10.9 million, or 59% in total EBITDA in 1994. The inclusion of Haviland represents 79% of this increase. The inclusion of Central Products for the full year plus additional acquisitions made in 1995 and anticipated to close in 1996 are projected to increase reported EBITDA by about 50% in 1996 from 1995.

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

FINANCIAL CONDITION

As of December 31, 1995, the Company has current assets of $123.6 million and current liabilities of $98.0 million, working capital of $25.6 million as compared to $22.7 million at December 31, 1994. Within the elements of working capital, trade accounts receivable, inventories, trade accounts payable, accrued liabilities and current maturities of long term debt, all increased significantly from December 31, 1994 to December 31, 1995 due to the acquisition of Central Products operation from Alco on October 4, 1995. Cash flow from operations as presented in the Consolidated Statement of Cash Flow increased by $12.6 million from $14.6 million in 1994 to $27.2 million in 1995. The increase primarily reflects the effect of acquisitions, the primarily Brown-Bridge and Central Products and the higher level of production at Lynch Machinery.

Capital expenditures were $19.6 million in 1995 and $11.6 million in 1994 due to significant deployment of enhanced technology by our telephone operations and the addition of Brown-Bridge in 1994 and Central Products in 1995. This increased level of capital expenditures is expected to decline in 1996 in the multimedia segment as upgraded programs are completed and increase in the manufacturing segment due to the acquisition of Central Products. Overall 1996 capital expenditures are expected to be 40% below the 1995 level.

At December 31, 1995, the Company had $27.4 million ($31.5 million at December 31, 1994) in cash, marketable securities, and short-term investments. At December 31, 1995, total debt was $187.4 million, which was $89.2 million more than the $98.2 million at the end of 1994. The above items were significantly impacted by: the acquisition of Central Products Company, for a total of $80.0 million including cash paid and debt incurred and assumed. Debt at year end 1995 included $92.7 million of fixed interest rate debt, at an average cash interest rate of 7.7%
and $94.7 million of variable interest rate debt at an average interest rate of 9.1%. Additionally, the Company had $18.5 million in unused short-term lines of credit, $11.0 million of which was attributable to Morgan. As of December 31, 1995, the Parent Company had borrowed $6.9 million under a $12.0 million short-term line of credit facility. These funds were primarily used to advance funds to the partnerships bidding in the PCS Auction, see below. In addition, a portion of the purchase prices of Brown-Bridge Industries, Inc. and Central Products were financed by borrowings under a revolving line of credit, $26.8 million at December 31, 1995. While this amount is classified as a current liability, the facility does not expire until the years 1999 and 2000.

As part of Spinnaker's acquisition of Central Products Company from Alco Standard on October 4, 1995 (see note 2), Alco provided two loans totaling $25 million and received the right to sell these notes to Spinnaker and demand payment (the "Put Agreements"). Lynch agreed to guarantee the notes and provide funds for the Put Agreement. As of January 2, 1996, Alco exercised its rights under the Put Agreements to sell the notes back to Spinnaker and in connection therewith, as described below, Spinnaker entered into a new financing agreement with the seller and a third party to make a partial principal payment on the note and replace the balance with a new financing arrangement.

On April 5, 1996, Spinnaker entered into an agreement with a third party for an $8.5 million bridge loan. The bridge loan is due on December 30, 1996 and if not paid will convert into a 5 year term loan. The third party will be entitled to receive warrants to purchase 2.5% of the common equity of Spinnaker for each quarter the term loan is outstanding, up to 20%, on a fully diluted basis, of the common equity of Spinnaker. The bridge loan bears interest at the greater of the LIBOR reference rate or the Treasury rate plus 5% for the first 90 days, then incrementally increasing by .25% for every subsequent 90 day period. On April
5, 1996 the rate in effect was 10.4%. Spinnaker may also fix the rate at 18% if the floating rate increases to or above that rate.
The bridge loan and term loan include a payment in kind ("PIK") feature that allows Spinnaker to pay any interest in excess of 16% (the maximum cash interest) by issuing additional bridge notes. Also on April 5, 1996, an entity affiliated with Richard
J. Boyle and Ned N. Fleming III ("BF"), the Company's Chairman and Chief Executive Officer and President, respectively, exercised warrants to purchase 187,467 shares of Spinnaker's common stock resulting in proceeds of $500,000 which will be used by the Company to make scheduled interest payments on the bridge and term loans. The agreement requires BF to continue to exercise its warrants to provide funds to satisfy the outstanding interest that will be due on the bridge and term loans. The Company has pledged its shares of Spinnaker stock to secure the new convertible subordinated notes and bridge loan. Spinnaker is pursuing actively various alternatives to refinance the indebtedness of Spinnaker and its subsidiaries, including refinancing the bridge loan before it matures. There can be no assurance that Spinnaker can successfully complete any such refinancing.

Concurrently with the closing of the bridge loan, Spinnaker paid Alco $7.5 million of which $5.5 million was a principal payment on the $25 million note, approximately $10 million related to accrued interest, and $1.0 million was applied toward a $1.75 million purchase price for a warehouse facility in Denver, Colorado. The unpaid balance of the $25 million note, together with the balance due on the warehouse facility was restructured into a series of new convertible subordinated notes consisting of the following: (a) A 7%, $6 million convertible subordinated note that automatically converts including accrued interest, into Spinnaker common stock 30 days after the execution of the note at a conversion price per share of $35. After conversion, Alco is entitled to sell the shares. If the proceeds of this sale are less than $6 million, Spinnaker is required to pay the difference between $6 million and the sales proceeds to Alco; either in cash or an equivalent number of common shares; (b) A 7%, $7 million convertible subordinated note due April 1997. The note contains a PIK feature that allows Spinnaker, at its option, to satisfy the interest by increasing the principal amount of the note. However, if Spinnaker selects the PIK option, the interest rate on the note is 9%. All or any part of this note can be converted at Alco's option into shares of the Spinnaker's common stock after April 1, 1997 at the then current market price; and (c) A 7%, $7.25 million convertible subordinated note due April 1998. The note contains a PIK feature that allows Spinnaker, at it option, to satisfy the interest by increasing the principal amount of the note. However, if Spinnaker selects the PIK option, the interest rate on the note is 9%. All or any part of this note can be converted at Alco's option into shares of the Company's stock after April 1, 1998 at the then current market price.

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

Lynch Corporation maintains an active acquisition program and generally finances each acquisition with a significant component of debt. This acquisition debt contains restrictions on the amount of readily available funds that can be transferred to Lynch Corporation from its subsidiaries. Lynch Corporation (the holding company) currently has a $12 million short-term line of credit which expires May 15, 1996. Management anticipates that this line will be secured for one year and believes is adequate to cover its short term operational needs, but is actively consider-ing alternative long term financing arrangements at the holding company and subsidiary levels to fund future growth.
The company has several entities in which it holds a minority position and to which it has funding commitments, and which, as of the date of this report, are participating in the auction being conducted by the Federal Communications Commission for 30 megahertz of broadband spectrum to be used for personal communications services, the so-called "C" Block Auction. While the auction is not yet complete, the company anticipates that the entities may acquire licenses to provide personal communications services to several areas of the United States. In addition, the Company anticipates that either directly, through the above entities or through other potential joint ventures, it will participate in the scheduled FCC auction of 10 megahertz of spectrum also to be used for personal communications services the so called "D-E-F" block auction. The funding aspects of acquisition of licenses and the subsequent mandatory build out requirements plus the amortization of the license, could significantly and materially impact the company's reported net income over the next several years. Under the current structure the ramifications of this would not impact reported revenues and EBITDA in the future.


LYNCH CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets

LYNCH CORPORATION AND SUBSIDIARIES

(In Thousands)
                                        December 31
                                        1995      1994
                                        _______   _______
Assets
CURRENT ASSETS:
 Cash and cash equivalents              $ 15,921  $ 18,010
 Marketable securities and short-
   term investments                       11,432    13,511
 Trade accounts receivable,
   less allowances of $1,732 and
   $737 in 1995 and 1994,
   respectively; includes $3,602 and
   $3,624 of costs in excess of
   billings in 1995 and 1994,
   respectively                           52,306    36,454
 Inventories                              33,235    18,955
 Deferred income taxes                     3,944     2,872
 Other current assets                      6,810     4,083
                                         _______   _______
  TOTAL CURRENT ASSETS                   123,648    93,885
PROPERTY, PLANT AND EQUIPMENT:
 Land                                      2,068     1,893
 Buildings and improvements               16,675    11,713
 Machinery and equipment                 128,397    79,290
                                         _______   _______
                                         147,140    92,896
 Accumulated depreciation               (36 ,093)  (31,451)
                                         _______   _______
                                         111,047    61,445
INVESTMENTS IN AND ADVANCES
TO AFFILIATED COMPANIES                    8,982     3,503
INTANGIBLE ASSETS, NET                    53,060    23,518
OTHER ASSETS                               5,702     3,559
                                         _______   _______
TOTAL ASSETS                            $302,439  $185,910
                                         _______   _______
                                         _______   _______



See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets (continued)

LYNCH CORPORATION AND SUBSIDIARIES
(In Thousands)
                                         December 31
                                        1995      1994
                                        _______   _______
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Notes payable to banks                 $  9,622  $  5,904
 Trade accounts payable                   20,147    11,999
 Accrued interest payable                  1,146       565
 Accrued liabilities                      23,612    15,759
 Customer advances                         3,787     7,400
 Current maturities of long-term debt     39,708    29,545
                                         _______   _______
  TOTAL CURRENT LIABILITIES               98,022    71,172
LONG-TERM DEBT                           138,029    62,745
DEFERRED INCOME TAXES                     17,912    10,397
MINORITY INTERESTS                        12,964    11,065
SHAREHOLDERS' EQUITY:
 Common Stock, no par or stated value:
  Authorized 10 million shares
  Issued 1,471,191 shares                  5,139     5,139
  Additional paid-in capital               7,873     8,037
  Retained earnings                       23,776    18,631
  Treasury stock of 92,528 and
   92,533 shares, at cost                 (1,276)   (1,276)
                                         _______   _______
TOTAL SHAREHOLDERS' EQUITY                35,512    30,531
                                         _______   _______
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY                   $302,439  $185,910
                                         _______   _______
                                         _______   _______



See accompanying notes.


LYNCH CORPORATION AND SUBSIDIARIES
Consolidated STATEMENTS OF INCOME

LYNCH CORPORATION AND SUBSIDIARIES

(Dollars In Thousands, Except per Share Amounts)
                                   Year ended December 31
                                   1995      1994      1993
                                _________ _________ _________
SALES AND REVENUES:
 Multimedia                      $ 23,597   $ 20,144  $ 16,206
 Services                          122,303   101,880    82,829
 Manufacturing                     192,266    66,678    28,004
                                   _________ _________ _________
                                   338,166   188,702   127,039
                                   _________ _________ _________
COSTS AND EXPENSES:
 Multimedia                         17,889    14,239    11,084
 Services                          111,672    92,155    75,243
 Manufacturing                     152,568    50,064    19,243
 Selling and administrative         36,722    21,449    14,851
                                   _________ _________ _________
                                   318,851   177,907   120,421
                                   _________ _________ _________
OPERATING PROFIT                    19,315    10,795     6,618
                                   _________ _________ _________
Other income (expense):
 Investment income                   3,070     2,446     2,112
 Interest expense                  (10,892)   (6,526)   (5,686)
 Share of operations of
  affiliated companies                 398      (301)      (69)
 Gain on sales of subsidiary
  and affiliate stock                   59       190     4,326
                                   _________ _________ _________

INCOME BEFORE INCOME TAXES, MINORITY INTERESTS,
 EXTRAORDINARY ITEM AND CUMULATIVE EFFECT
 OF ACCOUNTING CHANGE
                                    11,950     6,604     7,301
Provision for income taxes          (4,686)   (2,652)   (2,448)
Minority interests                  (2,119)   (1,360)     (737)
                                   _________ _________ _________

INCOME BEFORE EXTRAORDINARY ITEM AND
 CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE                   5,145     2,592     4,116
Loss on early extinguishment of
debt, net of income tax benefit
 of $135 and $106                       --      (264)     (206)
Cumulative effect to January 1, 1993
 of change in accounting
 for income taxes                       --        --      (957)
                                   _________ _________ _________
NET INCOME                         $  5,145  $  2,328  $  2,953
                                   _________ _________ _________
                                   _________ _________ _________
Weighted average shares and
share equivalents outstanding      1,407,000 1,337,000 1,226,000

Primary earnings per share:
 Income before extraordinary item
 and cumulative effect change      $   3.66  $   1.94  $   3.36
 Extraordinary item                      --      (.20)     (.17)
 Cumulative effect change                --        --      (.78)
                                   _________ _________ _________
NET INCOME                         $   3.66  $   1.74  $   2.41
                                   _________ _________ _________
                                   _________ _________ _________

Fully diluted earnings per share:
 Income before extraordinary item and
  cumulative effect change         $   3.66  $   1.88  $   2.98
 Extraordinary item                              (.16)     (.12)
 Cumulative effect change                          --      (.57)
                                   _________ _________ _________
NET INCOME                         $   3.66  $   1.72  $   2.29
                                   _________ _________ _________
                                   _________ _________ _________



See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
LYNCH CORPORATION AND SUBSIDIARIES

(Dollars In Thousands)
                                   Year ended December 31
                                   1995      1994      1993
                                   _______   ______    ______
Operating activities
Net income                         $ 5,145   $ 2,328   $ 2,953
Adjustments to reconcile net
 income to net cash provided by
 operating activities:
  Depreciation and amortization     11,276     7,497     5,893
  Net effect of (purchases) and
   sales of trading securities       2,079     5,450       --
  Deferred taxes                       201    (1,505)    1,830
  Share of operations of
   affiliated companies               (398)      301        69
  Minority interests                 2,119     1,360       618
  Gain on Morgan \                      --        --    (3,851)
  Changes in operating assets and
   liabilities, net of effects of
   acquisitions:
    Receivables                     (3,704)   (11,243)    (340)
    Inventories                      1,539       (949)     416
    Accounts payable and
     accrued liabilities            10,417     12,234    2,062
    Other                           (1,496)    (1,026)    (379)
  Other                                 --        109      479
                                    ______    ______    ______

NET CASH PROVIDED BY
OPERATING ACTIVITIES                27,178    14,556     9,750
                                    ______    ______    ______
INVESTING ACTIVITIES
 Acquisitions (total cost less debt assumed and cash
  equivalents acquired):
   Central Products Company        (85,072)      --        --
   CLR Video                        (5,242)      --        --
   Transport Drivers, Inc.          (2,806)      --        --
   Personal Communications
     Services Partnerships          (7,010)      --         --
Brown-Bridge Industries Inc.          --    (29,071)       --
  Haviland Telephone Company            --     (2,854)     --
  JBN Telephone Company                 --         --    (6,698)
   Other                                --         --    (1,141)
 Capital expenditures              (19,569)   (11,598)   (4,356)
 Sales (purchases) of marketable
  securities, net                       --         --    (4,724)
 Net investment in Capital
  Communications, Inc.               3,000     (2,541)      (26)
 Other                              (1,349)      (288)     (291)
                                    ______    ______    ______
NET CASH USED IN
INVESTING ACTIVITIES              (118,048)   (46,352)  (17,236)
                                   ______    ______    ______


See accompanying notes.


LYNCH CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)


LYNCH CORPORATION AND SUBSIDIARIES


(Dollars In Thousands)
                                   Year ended December 31
                                   1995      1994      1993
                                   _______   ______    ______
FINANCING ACTIVITIES
 Issuance of long-term debt        90,167    31,477     6,688
 Payments to reduce long-
  term debt                        (4,720)   (3,439)   (7,979)
 Debenture redemption/conversion       --   (11,835)   (6,144)
 Net borrowings, lines of credit    3,718     3,957       285
 Sale of treasury stock                --     2,290        --
 Conversion of debentures into
  common stock                         --     1,597        --
 Minority interest transactions      (220)      906     8,597
 Other                               (164)      305      (152)
                                   ______    ______    ______

NET CASH PROVIDED BY
FINANCING ACTIVITIES               88,781    25,258     1,295
                                   ______    ______    ______
Net decrease in cash
  and cash equivalents             (2,089)   (6,538)   (6,191)
Cash and cash equivalents at
  beginning of year                18,010    24,548    30,739
                                   ______    ______    ______
Cash and cash equivalents
 at end of year                    $15,921   $18,010   $24,548
                                   ______    ______    ______
                                   ______    ______    ______

Consolidated Statements of
Shareholders' Equity
(Dollars In Thousands)
                           Shares of
                           Common            Additional
                           Stock       Common  Paid-in   Retained
                           Outstanding Stock   Capital   Earnings
                         __________   _______   _______   _______
Balance at January
 1, 1993                    1,225,660   $3,542   $7,126    $13,350
Purchase of treasury stock       (13)      --       --         --
Issuance of treasury stock        30       --       --         --
Net income for the year           --       --       --      2,953
                            ________   ______   ______     ______
Balance at December
  31, 1993                 1,225,677    3,542     7 ,126   16,303
Sale of stock to Officer     100,000       --        910       --
Conversion of Debentures      52,881    1,597         --       --
Issuance of treasury stock       100       --          1       --
Net income for the year           --       --         --    2,328
                            ________   ______     ______   ______
Balance at December
  31, 1994                 1,378,658    5,139      8,037   18,631
Issuance of treasury stock         5       --         --       --
Capital transactions of
 The Morgan Group Inc.            --       --       (164)      --
Net income for the year           --       --         --    5,145
                            ________   ______     ______   ______
Balance at
December 31, 1995          1,378,663   $5,139     $7,873  $23,776
                            ________   ______     ______   ______
                            ________   ______     ______   ______


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

Marketable securities and short-term investments consist principally of U.S. Treasury obligations, preferred and common stocks and bonds. At December 31, 1995, all marketable securities and United States Treasury money market funds classified as cash equivalents were classified as trading, with the exception of an equity security with a carrying value of $0.9 million which was classified as available-for-sale. Trading and available-for-sale securities are stated at fair value with unrealized gains or losses on trading securities included in earnings and unrealized gains or losses on available-for-sale securities included in a separate component of shareholders' equity. Unrealized gains
(losses) of $408,000, and (214,000) for December 31, 1995 and
1994 on trading securities have been included in earnings. There was no adjustment to shareholders' equity for the available-for-sale security at December 31, 1995.

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

Stock Based Compensation: Statement of Financial Accounting Standards No. 123, "Accounting for Stock- Based Compensation was issued in October 1995 and is effective for fiscal years beginning after December 15, 1995. The Statement establishes financial accounting and reporting standards for stock based compensation plans. Companies may elect to account for such plans under the fair value method or to continue previous accounting and disclose proforma net earnings and earnings per share as if the fair value method was applied. The Company has not yet determined the potential financial statement impact of this Statement, nor has it determined how it will initially adopt this Statement.

Fair Value of Financial Instruments Cash and cash equivalents, trade accounts receivable, short-term borrowings, trade accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. The carrying amount of the Company's borrowings under its revolving lines of credit approximates fair value, as the obligations bear interest at a floating rate. The fair value of all other long-term obligations approximate cost based on discounted cash flows using the Company's incremental borrowing rate for similar instruments.

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

                                        Year Ended
                                        December 31
                                   1995      1994      1993
                                   ______    ______    ______
                                        (In Thousands,
                                   Except per Share Data)

Sales and revenues            $429,435  $364,388  $216,331
Income before extraordinary
 item and cumulative effect
of accounting change             6,145     3,980     5,176
Net income                       6,145     3,716     4,013
Income per share before
 extraordinary item and
cumulative effect of
accounting change                 4.37      2.98      4.22
Net income per share              4.37      2.78      3.27

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

                                        December 31
                                        1995      1994
                                        ______    _____
                                        (In Thousands)

Raw materials and supplies              $ 10,676  $ 5,560
Work in process                           10,286    7,745
Finished goods                            12,273    5,650
                                          ______    _____
Total                                   $ 33,235  $18,955
                                         ______    _____
                                         ______    _____

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

                                   Coronet
                              1995      1994      1993
                              ______    ______    ______
                                   (In Thousands)
Current assets                $ 4,670   $ 3,892  $ 2,627
Property and
 other assets                   6,842     7,108     7,134
                              _______   ________  _______
Total assets                  $11,512   $11,000  $  9,761
                              _______   ________  _______
                              _______   ________  _______
Current liabilities,
  including current
portion of
long-term debt                $ 4,752   $ 3,681  $ 2,481
Long-term debt and
 other liabilities             16,186    17,555   18,442
Partners' equity (deficit)     (9,426)  (10,236) (11,162)
                              _______   ________  _______
                              $11,512   $11,000   $ 9,761
                              _______   ________  _______
                              _______   ________  _______
Revenues                      $ 7,195   $  7,069  $ 5,951
Expenses                       (6,385)    (6,144)  (6,299)
                              _______   ________  _______
Income (loss)                 $   810   $    925  $ (348)
                              _______   ________  _______
                              _______   ________  _______

Coronet's results include depreciation and amortization expense of $389,193, $364,377, and $493,088 for 1995, 1994, and 1993,
respectively.

                                        Capital
                                   1995      1994
                                   ______    ______
                                   (In Thousands)
Current assets                     $ 5,045   $ 3,961
Property and other assets            9,837    11,361
                                   _______   ______
Total assets                       $14,882   $15,322
                                   _______   ______
                                   _______   ______
Current liabilities,
 including current
portion of
long-term debt                       2,818     1,996
Long-term debt
 and other liabilities              13,052    12,738
Shareholder's equity (deficit)        (988)      588
                                    ______    ______


                                   $14,882   $15,322
                                   _______   ______
                                   _______   ______
Revenues                           $ 9,217   $ 7,034
Expenses                            (9,704)   (8,549)
                                   _______   ______
Loss before taxes                     (487)   (1,515)
Tax benefit                             98       606
                                    _______   ______
Net loss                           $  (389)  $  (909)
                                   _______   ______
                                   _______   ______

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

6. Notes Payable and Long-term Debt

The Company maintains lines of credit with banks which aggregate $35.8 million, of which $18.5 million was available at December 31, 1995. These lines are secured by operating assets of the related subsidiaries ($38.1 million). The line of credit agreements expire in 1996, are renewable annually, and are at interest rates ranging from prime less .25%, to prime plus 1%. The Company's outstanding balances under these lines of credit and standby letters of credit totaled approximately $5.9 million at December 31, 1995, securing various insurance obligations and customer advances. Several of the credit agreements contain covenants restricting distributions. At December 31, 1995 and 1994, $5.6 million and $5.7 million, respectively, of subsidiaries' retained earnings were restricted under these agreements.

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

                                               December 31
                                             1995      1994
                                             _____     _____
                                             (In Thousands)
Rural Utilities Service and
 Rural Telephone Bank notes payable
in equal quarterly installments through
2023 at fixed interest rates ranging
 from 2% to 7% (3.0% weighted aver-
age), secured by assets of the tele-
phone companies of $67.1 million             $ 27,543  $ 24,283
Bank credit facilities utilized by certain
 telephone and telephone holding
companies through 2010, $17.4 million
at a fixed interest rate averaging 10.4%
and $10.9 million at variable
interest rates averaging 8.6%                  28,255    24,158
Unsecured notes issued in connec-
 tion with telephone company
acquisitions at an interest rate
of 10% due from 1996 to 2003                   16,149    16,266
Bank Debt associated with Central Products:
 Revolving line of credit at interest
 rate of (9.75%) expiring in 2000              14,126        --
 Term loan at interest rate of (9.5%), due
 in installments through 2002                  19,625        --
 Term loan at interest rate of (10.5%), due
 in installments through 2002                  16,000        --
Notes issued to seller:
 Term loan due 2003 at fixed
 interest rates of (8%) see below              15,000        --
 Term loan due in installments through
 2002 at fixed interest rate of (11%)
 see below                                     10,000        --
 Subordinated loan due in installments
 through 1998 at fixed interest rate of (0%)    5,000        --
Bank debt associated with Brown-Bridge:
 Revolving line of credit at interest
 rate of prime plus 1.25% (9.75%)
expiring in 1999                               12,646    13,180
 Term loan at interest rate of prime
 plus 1.25% (9.75%), due in install-
ments through 1999                              6,691     9,000
Other                                           6,702     5,403
                                               ______    ______
                                              177,737    92,290
Current maturities                            (45,208)  (29,545)
                                               ______    ______
                                             $132,529  $ 62,745
                                               ______    ______
                                               ______    ______

As part of Spinnaker's acquisition of Central Products Company from Alco Standard on October 4, 1995 (see note 2), Alco provided two loans totaling $25 million and received the right to sell these notes to Spinnaker and demand payment (the "Put Agreements"). Lynch agreed to guarantee the notes and provide funds for the Put Agreement. As of January 2, 1996, Alco exercised its rights under the Put Agreements to sell the notes back to Spinnaker and in connection therewith, as described below, Spinnaker entered into a new financing agreement with the seller and a third party to make a partial principal payment on the note and replace the balance with a new financing arrangement.

On April 5, 1996, Spinnaker entered into an agreement with a third party for an $8.5 million bridge loan. The bridge loan is due on December 30, 1996 and if not paid will convert into a 5 year term loan. The third party will be entitled to receive a warrant to purchase 2.5% of the common equity of Spinnaker for each quarter the term loan is outstanding up to 20% on a fully diluted basis, of the common equity of Spinnaker. The bridge loans bears interest at the greater of the LIBOR reference rate or the Treasury rate plus 5% for the first 90 days, then incrementally increasing by .25% for every subsequent 90 day period.

On April 5, 1996 the rate in effect was 10.4%. Spinnaker may also fix the rate at 18% if the floating rate increases to or above that rate. The bridge loan and term loan include a payment in kind ("PIK") feature that allows Spinnaker to pay any interest in excess of 16% (the maximum cash interest) by issuing additional bridge notes. Also on April 5, 1996, an entity affiliated with Richard J. Boyle and Ned N. Fleming III ("BF"), the Company's Chairman and Chief Executive Officer and President, respectively, exercised warrants to purchase 187,467 shares of Spinnaker's common stock resulting in proceeds of $500,000 which will be used by the Company to make scheduled interest payments on the bridge and term loans. The agreement requires BF to continue to exercise its warrants to provide funds to satisfy the outstanding interest that will be due on the bridge and term loans. Spinnaker is pursuing actively various alternatives to refinance the indebtedness of Spinnaker and its subsidiaries, including refinancing the bridge loan before it matures. There can be no assurance that Spinnaker can successfully complete any such refinancing.

Concurrently with the closing of the bridge loan, Spinnaker paid Alco $7.5 million of which $5.5 million was a principal payment on the $25 million note, approximately $1.0 million related to accrued interest, and $1.0 million was applied toward a $1.75 million purchase price for a warehouse facility in Denver, Colorado. The unpaid balance of the $25 million note, together with the balance due on the warehouse facility was restructured into a series of new convertible subordinated notes consisting of the following:

(a) A 7%, $6 million convertible subordinated note that automatically converts including accrued interest, into Spinnaker common stock 30 days after the execution of the note at a conversion price per share of approximately $35. After conversion, Alco is entitled to sell the shares. If the proceeds of this sale are less than $6 million, Spinnaker is required to pay the difference between $6 million and the sales proceeds to Alco either in cash or an equivalent number of common shares;

(b) A 7%, $7 million convertible subordinated note due April 1997. The note contains a PIK feature that allows Spinnaker, at its option, to satisfy the interest by increasing the principal amount of the note. However, if Spinnaker selects the PIK option, the interest rate on the note is 9%. All or any part of this note can be converted at Alco's option into shares of Spinnaker's common stock after April 1, 1997 at the then market price; and

(c) A 7%, $7.25 million convertible subordinated note due April 1998. The note contains a PIK feature that allows Spinnaker, at its option, to satisfy the interest by increasing the principal amount of the note. However, if Spinnaker selects the PIK option, the interest rate on the note is 9%. All or any part of this note can be converted at Alco's option into shares of Spinnaker's stock after April 1, 1998 at the then current market price.
The Company has pledged its shares of Spinnaker stock to secure the new convertible subordinated notes and bridge loan.
Based on the terms of the bridge loan and the restructured subordinated notes with Alco, the Company has classified the $25 million subordinated notes to Alco as long-term.

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

Aggregate principal maturities of long-term debt for each of the next five years are as follows: 1996 - $64.7 million, 1997 - $8.9 million; 1998 - $11.6 million, 1999 - $11.8 million, and 2000 - $14.1 million.

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

On June 13, 1994, Spinnaker entered into a series of agreements with Boyle, Fleming & Co., Inc. ("BF"), of whom a former Director of the Corporation is a principal, for BF to assume the management of Spinnaker. As part of these arrangements, BF received warrants to purchase 678,945 shares of Spinnaker Common Stock (equating to a 20% ownership of Spinnaker) at a price of $2.67 per share (adjusted for a 3 for 2 stock split which was effective December 29, 1995) at any time prior to or before June 10, 1999, subject to certain conditions. On April 5, BF exercised warrants to purchase 187,476 shares of Spinnaker's Common Stock at the 2.67 per share. BF may also, on the occurrence of an equity offering by Spinnaker Industries, Inc., receive warrants to acquire additional shares of Spinnaker at terms to be determined at the time of the offering.

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

                         December 31, 1995   December 31, 1994
                         Deferred Tax        Deferred Tax
                         Asset    Liability  Asset    Liability
                         _____     ______    _____     ______
                                    (In Thousands)

Inventory reserve        $ 485        --     $ 500        --
Fixed assets written
 up under purchase
 accounting and tax
 over book depreciation     --    $12,438       --     $ 5,622
Discount on long-term debt  --      1,398       --       1,511
Basis difference in
 subsidiary and
 affiliate stock            85      1,750      165       1,686
Partnership tax losses in
 excess of book losses      --      1,249       --       1,139
Other reserves and
  accruals               2,620       --      2,331         --
Other                      952     1,077       154        439
                         _____     ______    _____     ______
                         4,142     17,912    3,150     10,397
Valuation allowance      (198)         --     (278)        --
                         _____     ______    _____     ______
Total deferred
 income taxes            $3,944    $17,912   $2,872    $10,397
                         _____     ______    _____     ______
                         _____     ______    _____     ______

The provision for income taxes is summarized as
follows:
                              1995      1994      1993
                              ______    ______    ______
                                   (In Thousands)
Current payable taxes:
 Federal                      $4,235   $3,203    $1,239
 State and local                 957      954       455
                              ______    ______    ______
                               5,192    4,157     1,694
                              ______    ______    ______
Deferred taxes:
 Federal                        (446)  (1,223)      397
 State and local                 (60)    (282)      357
                              ______    ______    ______
                                (506)  (1,505)      754
                              ______    ______    ______
                              $4,686    $2,652    $2,448
                              ______    ______    ______
                              ______    ______    ______

A reconciliation of the provision for income taxes and the amount computed by applying the statutory federal income tax rate to income before income taxes, minority interest, extraordinary item, and cumulative effect of accounting change follows:

                              1995      1994      1993
                              ____      _____     ____
                                   (In Thousands)

Tax at statutory rate         $4,063    $2,245    $2,482
Increases (decreases):
 State and local taxes,
 net of federal benefit          592       449       536
 Amortization of excess
 of acquired net assets
 cost, net                        64         1        (1)
 Unremitted earnings of
 domestic subsidiary              91       109        50
Deferred tax asset
 recognized from
prior years                       --        --      (262)
Sale of subsidiary stock          --       (65)     (193)
Losses of unconsolidated
 affiliates                        --      224       --
Reduction attributable
 to special election by
captive insurance
company                           (223)   (202)     (300)
Other                               99    (109)      136
                                   ____    ____      ____
                                $4,686   $2,652    $2,448
                                  ____     ____      ____
                                  ____     ____      ____

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

Pursuant to the Acquisition Agreement with Alco (see Note 2), Central Products assumed sponsorship of a defined benefit pension plan for union employees. Central Products also agreed to establish a new defined benefit plan for its non-union employees. Alco retained the defined benefit pension obligation for non-union retirees as of September 30, 1995 and any non-union employees not hired by Central Products.

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

Operating profit (loss) is equal to revenues less operating expenses, excluding unallocated general corporate expenses, interest and income taxes. The Company allocates a portion of its general corporate expenses to its operating segments. Such allocation was $965,000, $790,000 and $657,000 during the years ended December 31 1995, 1994 and 1993, respectively. Identifiable assets of each industry segment are the assets used by the segment in its operations excluding general corporate assets. General corporate assets are principally cash and cash equivalents, short-term investments and certain other investments and receivables.

                              Year ended December 31
                              1995      1994      1993
                              _____     _____     ______
                                   (In Thousands)

Revenues
 Multimedia                   $ 23,597  $ 20,144  $ 16,206
 Services                      122,303   101,880    82,829
 Manufacturing                 192,266    66,678    28,004
                              ________  ________  ______
                              $338,166  $188,702  $127,039
                              ________  ________  ______
                              ________  ________  ______
Operating profit
 Multimedia                   $  4,938  $  5,164  $  4,520
 Services                        3,371     3,434     2,270
 Manufacturing                  13,880     3,675     1,209
 Unallocated corporate
 expense                        (2,874)   (1,478)   (1,381)
                              ________  ________  ______
                              $ 19,315  $ 10,795  $  6,618
                              ________  ________  ______
                              ________  ________  ______
Capital expenditures
 Multimedia                   $ 14,051  $  8,410  $  2,138
 Services                        2,135     1,434     1,393
 Manufacturing                   3,373     1,743       825
 General corporate                  10        11        --
                              ________  ________  ______
                              $ 19,569  $ 11,598  $  4,356
                              ________  ________  ______
                              ________  ________  ______
Depreciation and
 amortization
 Multimedia                   $  7,350  $  5,651  $  4,400
 Services                        1,264       915       803
 Manufacturing                   2,662       931       690
                              ________  ________  ______
                              $ 11,276  $  7,497  $  5,893
                              ________  ________  ______
                              ________  ________  ______
Assets
 Multimedia                   $102,998  $ 92,151  $ 73,043
 Services                       30,796    28,978    24,519
 Manufacturing                 162,819    62,260    18,349
 General corporate               5,826     2,521    14,061
                              ________  ________  ______
                              $302,439  $185,910  $129,972
                              ________  ________  ______
                              ________  ________  ______

12. Quarterly Results of Operations (unaudited)
The following is a summary of the quarterly results of operations for the years ended December 31, 1995 and 1994 (in thousands, except per share amounts):

                              1995 Three Months Ended
                         ____________________________________
                         March 31  June 30   Sept. 30  Dec. 31
                         ______    ______    ______    ______

Sales and revenues       $69,788   $76,874   $81,546   $109,958
Operating profit           4,034     4,278     4,763      6,240
 Net income                1,125     1,156     1,293      1,571
Primary earnings per share:
 Net income                  .80       .82       .92       1.13
Fully diluted earnings
 per share:
  Net income                 .80      . 82       .92       1.13


1994 Three Months Ended
                         ____________________________________
                         March 31  June 30   Sept. 30  Dec. 31
                         _______   ______    ______    ______
Sales and revenues       $36,071   $39,678   $44,687   $68,265
Operating profit           1,740     2,351     3,011     3,693
 Income before
 extraordinary item
and cumulative effect
of accounting change         641       206       835       910
 Net income                  641       206       571       910
Primary earnings per share:
 Income before
 extraordinary item and
cumulative effect of
accounting change            .49       .15       .63       .66
 Net income                  .49       .15       .43       .66
Fully diluted earnings
 per share:
 Income before
 extraordinary item and
cumulative effect of
accounting change            .47       .15       .52       .64
 Net income                  .47       .15       .38       .64


MARKET PRICE INFORMATION AND
COMMON STOCK OWNERSHIP (UNAUDITED)
The Common Stock of Lynch Corporation is traded on the American Stock Exchange under the symbol "LGL." The market price highs and lows in consolidated trading of the Common Stock during the past two years are as follows:

                              Three Months Ended 1995
     1995                March 31  June 30   Sept 30   Dec 31
     ___                 _______   ______    ______    _____
     High                39 1/8    47 3/4    84 3/4    80 1/8
     Low                 30 1/8    35 1/2    46 1/8    57 3/4

     1994
     ___
     High                25 1/8    26 7/8    30 1/8    32 7/8
     Low                 22 3/4    25 1/8    25 1/8    28 5/8

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

Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated February 29, 1996, which report contained an explanatory paragraph regarding the Company's ability to continue as a going concern, the Company, as discussed in Note 6, has completed a debt financing arrangement to refinance the $25 million subordinated notes on a long-term basis. Therefore, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist.

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

As discussed in Note 9 to the financial statements, in 1993 the Company changed its method of accounting for income taxes.

February 29, 1996, except for Note 6,
as to which the date is April 8, 1996

LYNCH CORPORATION
FIVE YEAR SUMMARY
SELECTED FINANCIAL DATA
          (in thousand of dollars, except per share amounts)
                         Year Ended December 31 (a)
                          1995    1994     1993    1992    1991
                      _______ _______   _______   _______ _______
Sales and revenues(a)$338,166 $188,702 $127,039 $108,657 $ 97,290
                      _______ _______   ______    ______  _______
EBITDA (b)             30,591   18,292   12,511   13,351    9,887
Operating Profit (c)   19,315   10,795    6,618    8,283    4,871
Net Financing
  Activities           (7,424)  (4,381)  (3,643)  (4,142) (2,182)
Gain on Sales of
 Subsidiary and
 Affiliate Stock           59      190    4,326       --      --

                       _______   _______  _______   _______ ______
Income Before Income
 Taxes, Minority
 Interests, Extra-
 ordinary Item and
 Cumulative Effect of
 Accounting Change    11,950     6,604    7,301    4,141    2,689
Income Tax
 (Provision)          (4,686)   (2,652)  (2,448)  (1,733)   (923)
Minority Interests    (2,119)   (1,360)    (737)    (257)   (363)
                     _______   _______   _______  _______ _______
Income Before Extra-
 ordinary Item         5,145     2,592    4,116    2,151    1,403
Extraordinary Item(d)     --      (264)    (206)      18       93
Cumulative Effect to
 January 1, 1993 of
 Change in Accounting
 for Income Taxes(f)      --        --     (957)      --       --
                     _______   _______   _______   _______ _______
Net Income           $ 5,145   $ 2,328   $ 2,953   $ 2,169 $ 1,496
                     _______   _______   _______   _______ _______
                     _______   _______   _______   _______ _______
Per Common Share(e)
 Income Before Extra-
 ordinary Item      $  3.66   $  1.94   $  3.36   $  1.71 $  1.09
 Net Income            3.66      1.74      2.41      1.72    1.07
                    _______   _______   _______   _______ _______
Cash, Securities and
 Short-Term
 Investments        $ 27,353  $ 31,521 $ 45,509 $ 44,914 $ 45,514

Total Assets         302,439   185,910  129,523  111,374  108,236
Long-term Debt       138,029    62,745   65,768   68,286   70,640
Shareholders'
  Equity            $ 35,512   30,531   24,316    21,272   19,647

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

BOARD OF DIRECTORS

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

TRADING INFORMATION
American Stock Exchange
     Securities     Symbol
     Common Stock   LGL



FORM 10-K
Copies of the Corporation's Form 10-K for the year ended December 31, 1995 may be obtained, without charge, by writing to Lynch Corporation, 8 Sound Shore Drive, Greenwich, CT 06830, Attention: Robert E. Dolan.