Form 10-K/A, Exhibit 13
period 1995-12-31
LYNCH CORP
filed 1996-04-29
CIK 61004

LYNCH CORPORATION
                      8 Sound Shore Drive
                 Greenwich, Connecticut 06830
                ------------------------------


           NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                    TO BE HELD MAY #, 1996
           ----------------------------------------





To The Shareholders of                         MAY #, 1996
LYNCH CORPORATION:

     NOTICE IS HEREBY  GIVEN that the Annual  Meeting of
Shareholders of Lynch Corporation, an Indiana Corporation, will be held at the Greenwich Public Library, 101 West Putnam Avenue, Greenwich, Connecticut on Thursday, May #, 1996, at 3:00 P.M. for the following purposes:

     1. To elect  seven  directors  to serve  until the next
Annual Meeting of Shareholders and until their successors are duly elected and qualified.

     2. To consider and vote on the right to exchange promissory notes in a principal amount of up to $25 million that may be issued by the Corporation for convertible notes of the Corporation under certain circumstances.

     3. To transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

     Information relating to the above matters is set forth in the attached Proxy Statement. As fixed by the Board of Directors, only Shareholders of record at the close of business of April 30, 1996 are entitled to receive notice of, and to vote at, the Annual Meeting and any adjournments thereof.

     The Board of Directors encourages all shareholders to personally attend the annual meeting. Your vote is very important regardless of the number of shares you own. Shareholders who do not expect to attend are requested to promptly date, complete and return the enclosed proxy card in the enclosed accompanying postage-paid envelope in order that their shares of common stock may be represented at the annual meeting. Your cooperation is greatly appreciated.

                   By Order of the Board of Directors

                   ROBERT A. HURWICH
                   Secretary



IMPORTANT: Your vote is important regardless of the number of shares you own. Please date, sign and return your proxy promptly in the enclosed envelope. Your cooperation is greatly appreciated.




                          LYNCH CORPORATION
                          8 Sound Shore Drive
                          Greenwich, Connecticut 06830



                          PROXY STATEMENT

     This Proxy Statement is furnished by the Board of Directors of Lynch Corporation (the "Corporation") in connection with the solicitation of proxies for use at the Annual Meeting of Shareholders to be held at the Greenwich Public Library, Greenwich, Connecticut on May 9, 1996, at 3:00
P.M. and at any adjournments thereof. This Proxy Statement and the accompanying proxy is first being mailed to shareholders on or about April 11, 1996.

     Only shareholders of record at the close of business on March 27, 1996 are entitled to notice of, and to vote at, the Annual Meeting. As of the close of business on such date, 1,390,464 shares of the Corporation's common stock, no par value (the "Common Stock"), were outstanding and eligible to vote. Each share of Common Stock is entitled to one vote on each matter submitted to the shareholders. Where a specific designation is given in the proxy, the proxy will be voted in accordance with such designation. If no such designation is made, the proxy will be voted FOR the nominees for director named below, FOR approval of the right to exchange promissory notes in a principal amount of up to $25 million that may be issued by the Corporation for convertible notes of the Corporation under certain circumstances, and in the discretion of the proxies with respect to any other matter that is properly brought before the Annual Meeting. Any shareholder giving a proxy may revoke it at any time before it is voted at the Annual Meeting by delivering to the Secretary of the Corporation a written notice of revocation or duly executed proxy bearing a later date or by appearing at the Annual Meeting and revoking his or her proxy and voting in person.

     An automated system administered by the Corporation's transfer agent tabulates the votes. Pursuant to the Indiana Business Corporation Law and the By-laws of the Company, shares held by persons who abstain from voting on a proposal will be counted in determining whether a quorum is present, but will not be counted as voting either for or against such proposal. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter.

                              ELECTION OF DIRECTORS

     Seven directors are to be elected at the Annual Meeting to serve until the next Annual Meeting of Shareholders and until their respective successors are elected. Except where authority to vote for directors has been withheld, it is intended that the proxies received pursuant to this solicitation will be voted for the nominees named below. If for any reason any nominee shall not be available for election, such proxies will be voted in favor of the remainder of those named and may be voted for substitute nominees in place of those who decline to be candidates. Management, however, has no reason to expect that any of the nominees will be unavailable for election.

     The election of directors shall be determined by a plurality of the votes cast.

     All of the nominees have served as directors of the Corporation since the last annual meeting held May 18, 1995, except for Messrs. Papitto and Muoio. The By-laws of the Corporation provide that Board of Directors shall consist of no less than five and no more than thirteen members and that any vacancies on the Board of Directors for whatever cause arising, including newly-created directorships, may be filled by the remaining directors until the next meeting of shareholders. Biographical summaries and ages as of April 1, 1996 of the nominees are set forth below. Data with respect to the number of shares of the Common Stock beneficially owned by each of them appears on pages 4 and 5 of this Proxy Statement. All such information has been furnished to the Corporation by the nominees.

  Name; Age; Business Experience
     and Principal Occupation
for Last 5 Years; and Directorships in             Served as
Public Corporations and Investment Companies    Director from
                 ----------------------------------------------


Morris Berkowitz, 73

Business Consultant (since 1984);
Vice President (1970-1983) of LIN Broadcasting
Corporation, a corporation engaged in cellular telephone,
broadcasting and publishing
activities........................................    1987

E. Val Cerutti, 56

Business  Consultant  (since  1992);
President  and  Chief  Operating  Officer
(1975-1992)  of Stella D'oro  Biscuit Co.,  Inc.,
producer of bakery  products;
Director of The Gabelli Convertible Securities
Fund and The Gabelli Gold
Fund..............................................    1990

Paul J. Evanson, 54

President (since 1995) of Florida Power
& Light Co.; Vice President,
Finance and Chief Financial Officer of
FPL Group, Inc. (1992-4), parent company of
Florida Power & Light; President and
Chief Operating Officer of the Corporation
(1988-1992); Chairman (1990-1992)
and President (1988-1992) of Spinnaker
Industries, Inc., a subsidiary of the Corporation
and a diversified manufacturing
firm with major subsidiaries in the specialty
adhesive-backed materials business;
Executive Vice President of Moore McCormack
Resources, Inc. (1986-1988), formerly a
diversified construction materials and natural
resources company; Director of FPL
Group, Inc., Florida Power & Light Company
and Southern Energy Homes,
Inc..............................................    1988

Mario J. Gabelli, 53

Chairman and Chief Executive Officer of
the Corporation (since 1986);
Director of The Morgan Group, Inc., a
subsidiary of the Corporation (since 1994);
Director of Spinnaker Industries, Inc.,
a subsidiary of the Corporation (since
1995); Chairman and Chief Executive Officer
of Gabelli Funds, Inc., successor to
The Gabelli Group, Inc. (since 1980), an
investment adviser and holding company for
subsidiaries engaged in various aspects of
the securities business; Chairman,
President and Chief Investment Officer of
Gabelli Capital Series Funds, Inc. (since
1994), The Gabelli Global Multimedia Trust Inc.
(since 1994), Gabelli Gold Fund,
Inc. (since 1994), Gabelli Global Series
Funds, Inc. (since 1993), Gabelli Investor
Funds, Inc. (since 1993), Gabelli Equity Series
Funds Inc. (since 1991), The Gabelli Value Fund Inc.
(since 1989), The Gabelli Series Funds,
Inc. (since 1989), and The Gabelli Equity
Trust Inc. (since 1986); Chairman of Gabelli
International Growth Fund, Inc. (since 1994);
Trustee of The Gabelli Money Market Funds (since
1992), The Gabelli Growth Fund (since 1987)
and The Gabelli Asset Fund (since 1986) Homes,
Inc..................................................1986


Salvatore Muoio, 36

Security  Analyst  and  Vice  President
of  Lazard  Freres  & Co.,  L.L.C.,  an
investment banking firm (since 1995);
Securities Analyst at Gabelli &
Company, Inc.(1985-1995)..........................   1995


Ralph R. Papitto, 69

Chairman and Chief Executive Officer of
AFC Cable Systems, Inc., a manufacturer
and supplier of electrical distribution
products (since 1993); Founder,
Chairman and a Director of Nortek, Inc.,
a manufacturer of con-struction products
(1967-1993); Director of AFC Cable Systems,
Inc...............................................   1995

Paul P. Woolard, 72

Business  Consultant (since 1986);  Senior
Executive Vice President (1975- 1986)
of Revlon, Inc.; President of Revlon Beauty
Group of Revlon, Inc.,  (1984-1986),
manufacturer of cosmetics and fragrances;
Director of Chemex Pharmaceutical,
Inc.............................................    1968



        OPERATION OF BOARD OF DIRECTORS AND COMMITTEES

There were five (5) meetings of the Board of Directors during 1994, and the Board acted twice by unanimous written consent.

     The Board of Directors has established three standing committees, the principal duties of which are described below:
Audit Committee: Recommends to the Board of Directors the appointment of independent auditors; reviews annual financial reports to shareholders prior to their publication; reviews the report by the independent auditors concerning management procedures and policies; and determines whether the independent auditors have received satisfactory access to the Corporation's financial records and full cooperation of corporate personnel in connection with their audit of the Corporation's records. The Audit Committee met 4 times during 1995. The present members are Messrs. Berkowitz (Chairman)and Woolard.

     Executive Compensation and Benefits Committee:
Develops and makes recommendations to the Board of Directors with respect to the Corporation's executive compensation policies; recommends to the Board of Directors the compensation to be paid to executive officers; administers the Lynch Corporation 401(k) Savings Plan, Phantom Stock Plan, and Bonus Plan, as summarized on pages 7 through 10 of this Proxy Statement; and performs such other duties as may be assigned to it by the Board of Directors. The Executive
Compensation  and Benefits  Committee  met 2 times  during 1995.
The present  members are Messrs.  Woolard (Chairman) and Papitto.

     Executive Committee: Exercises all the power and authority of the Board of Directors, except as otherwise provided by Indiana law or by the By-laws of the Corporation, in the management affairs of the Corporation during intervals between meetings of the Board of Directors. The Executive Committee met once and acted once during 1995. The present members are Messrs. Gabelli (Chairman), Cerutti, Evanson and Papitto.

     The  Corporation  does not have a  nominating  committee.
Nominations for directors and officers of the Corporation are matters considered by the entire Board of Directors.


              COMPENSATION OF DIRECTORS

     Directors, who are not otherwise employees, receive an
annual cash retainer of $10,000 and a fee of $1,000 for each Board of Directors meeting and each committee meeting (which lasts for at least one hour) the Director attends, and commencing with 1996 $15,000 worth of Common Stock of the Corporation. In addition, a non-employee director serving as a committee chairman receives an additional $2,000 payment. A director who is an employee of the Corporation is not compensated for services as a member of the Board of Directors or any
committee  thereof.  In  addition,   the  Corporation   purchases
accident  and dismemberment  insurance  coverage of  $100,000 for each member of the Board of Directors and maintains a liability insurance policy which provides for indemnification of each Director (and officer) against certain liabilities which each may incur in his capacity as such.

     Mr. Bell, who resigned as a director of the Corporation as of December 31, 1995, is also a director and a member of the Compensation Committee of The Morgan Group, Inc. ("Morgan
Group") and received the normal compensation payable to directors and committee members thereof. Mr. Cerutti received $79,000 in 1995 as a director of and for special consulting service provided to Lynch Machinery, Inc., a subsidiary of the Corporation. Mr. Woolard received $4,000 in 1995 as a director of Lynch Machinery, Inc. and Mr. Boyle received $9,000 as a director of M-tron Industries, Inc., a subsidiary of the Corporation. See Compensation Committee Interlocks and Insider Participants on page 13 for certain payments by Spinnaker Industries, Inc. ("Spinnaker") to a company affiliated with Mr. Boyle, who resigned as a director of the Corporation effective
January 17, 1996.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following  table sets forth, as of April 1, 1996,
certain information with respect to all persons known to the  Corporation to each beneficially own more than 5% of the Common Stock of the Corporation, which is the only class of voting stock of the Corporation outstanding. The table also sets forth information with respect to the Corporation's Common Stock beneficially owned by the directors, by each  of  the executive officers  named  in  the  Summary Compensation
Table on page 6 of this Proxy Statement, and by all directors and executive officers as a group. The number of shares beneficially owned is determined under rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for
any other purpose.   Under such rules, beneficial ownership includes any
shares to which a person has the sole or shared voting or investment power or any shares which the person can acquire within 60 days (e.g., through exercise of stock options or conversions of securities). Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the Common Stock set forth in the table. The following information is either reflected in Schedule 13Ds and 13Gs or Form 3s and Form 4s that have been filed with the Securities and Exchange Commission or which has otherwise been furnished to the Corporation.

Name of                       Amount and Nature        Percent
Beneficial Owner*            of Beneficial Ownership    of Class
- - ------------------     ------------------------------ ---------
Bruce A. Ritzenthaler              123,048(1)            8.8%
Dimensional Fund Advisors, Inc.     84,800(2)            6.1%
Mario J. Gabelli                   346,905(3)            24.9%
Morris Berkowitz                       338                **
E. Val Cerutti                         738(4)             **
Paul J. Evanson                      5,238                **
Salvatore Muoio                        438                **
Ralph R. Papitto                       538                **
Paul P. Woolard                      2,141                **
Robert E. Dolan                        235(5)             **
Robert A. Hurwich                       92(6)
All Directors and Executive
Officers as a group (ten in total) 356,663               25.7%


- - ------------
     * The  address  of each  holder of more than 5% of the
Common Stock is as follows: Bruce A. Ritzenthaler--7-A West Jackson Avenue,
Naperville,  IL 60540;
Dimensional Fund Advisors--1299 Ocean Avenue, Santa Monica, CA
90401; and Mr. Gabelli--Corporate Center at Rye, Rye, NY 10580.

     **   Represents holdings of less than one percent.

     (1)  Does  not  include  2,200  shares   registered  in  the
name  of  Mr. Ritzenthaler's wife with respect to which Mr.
Ritzenthaler does share investment or voting power.

     (2) Because of its investment and/or voting power over shares of Common Stock of the Corporation held in the accounts of its investment advisory clients, Dimensional Fund Advisors, Inc., an investment adviser ("Dimensional"), is deemed to be the beneficial owner of 84,800 shares. Dimensional disclaims beneficial ownership of all such shares.

     (3) Includes 326,905 shares of Common Stock owned directly by Mr. Gabelli (including 2,991 held for the benefit of Mr.
Gabelli under the Corporation's 401(k) Savings Plan), and 20,000 shares of Common Stock owned by certain family trusts. Mr. Gabelli disclaims beneficial ownership of the shares owned by the family trusts.

     (4) 500 shares are jointly owned with wife and sharing voting and investment power.

     (5) Includes 35 shares  registered in the name of Mr.
Dolan's children with respect to which Mr. Dolan has voting and investment power.

     (6) Held for the benefit of Mr. Hurwich under the Corporation's 401(k) Savings Plan.

- - -----------

     Spinnaker is a majority-owned subsidiary of the Corporation whose stock is traded in the over-the-counter market and which is listed in the National Association of Securities Dealers Automated Quotations (NASDAQ). Mr. Gabelli beneficially owns 52,200 shares (including 15,300 shares owned by certain family trusts which Mr. Gabelli disclaims beneficial ownership of) (2.2% of the outstanding shares) of Spinnaker's Common Stock. He may also be deemed to be a beneficial owner of 2,259,063 shares (83.2% of the outstanding shares) of Spinnaker's Common Stock owned by the Corporation (through Lynch Manufacturing Corporation, a wholly-owned subsidiary of the Corporation) by virtue of his ownership of 24.9% of the shares of the Common Stock of the orporation. Mr. Gabelli, however, specifically disclaims beneficial ownership of all shares of the Common Stock of Spinnaker held by the Corporation. Mr. Evanson owns 2,250 shares of Spinnaker Common Stock. Mr. Dolan owns 1,225 shares of Spinnaker Common Stock.

     Morgan Group is a 47% owned subsidiary of the Corporation whose stock is traded on the NASDAQ National Market System. Mr. Gabelli beneficially owns 10,000 shares (0.7%) of Morgan Group's Class A Common Stock. He may also be deemed to be a beneficial owner of 150,000 shares of Morgan Group's Class A Common Stock and 1,200,000 shares of Morgan Group's Class B Common Stock owned by the Corporation, by virtue of his ownership of 24.9% of the shares of Common Stock of the Corporation.
Mr. Gabelli, however, specifically disclaims beneficial ownership of all shares of Morgan Group stock held by the Corporation. Mr. Woolard owns 200 shares of Morgan Group's Class A Common Stock.



                             EXECUTIVE COMPENSATION

     The following tables set forth compensation received by the Corporation's Chief Executive Officer and each of the other executive officers of the Corporation for the last three fiscal years and certain information as to stock options:

                           SUMMARY COMPENSATION TABLE
                               Annual Compensation

                                                  Long Term
                                                  Compensation
                                                  Awards      All Other
Name and                                          Stock       Compen-
Principal                                         Underlying  sation
Position            Year    Salary($)  Bonus($)1  Options      ($)2
- - -----------------------------------------------------------------
Mario J. Gabelli     1995      325,000     625,000    --       200
Chief Executive
 Officer, Chairman
 of the Board        1994      150,000         0      --       200
Chairman of the
Executive Committee  1993      150,000     250,000    --       200

Michael J. Small3    1995      183,846         0   12,256 Shs  --
Office of the
 President           1994      191,538         0   37,000 Shs  --

Robert E. Dolan      1995      152,700     125,000
Chief Financial
  Officer            1994      140,096           0     --      200
                     1993      125,096      50,000     --      200
                     1992      104,469      15,000     --      200

Robert A. Hurwich3   1995      135,200      50,000     --      200
Vice President-
Administration,
 Secretary,          1994      107,538           0      --     --
General Counsel
- - -----------
     (1)  Bonuses earned during any fiscal year are generally
paid during the following  fiscal year. Mr. Gabelli used his
1995 bonus to purchase 10,373 shares of Common Stock from the
Corporation.

     (2) The compensation reported represents contributions made by the Corporation to the Lynch Corporation 401(k) Savings Plan. The amount of perquisites, as determined in accordance with the rules of the Securities and Exchange Commission relating to Executive Compensation did not exceed 10% of salary and bonus for 1995.

     (3)  Messrs. Small and Hurwich joined the Corporation in
January 1994 and February 1994, respectively. Mr. Small's employment terminated effective September 1, 1995;
amount for 1995 includes consulting fees paid to Mr. Small for the remainder of 1995.


                OPTION GRANTS IN LAST FISCAL YEAR

       Individual Grants                Potential Realizable Value at Assumed
                                             Annual Rates of Stock Price
                                             Appreciation For Option Term

                      Number of  Percent of Total
                 Securities   Options/SARs
             Underlying   Granted to
             Options/SARs Employees in  Exercise or Base
             Granted      Fiscal Year    Price      Expiration
  Name        (#)                       ($/Sh)       Date    5% ($)   10% ($)
   (a)        (b)         (c)           (d)        (e)       (f)      (g)

Michael J. Small1 12,256  100%           $33.25     1/18/99  N.A(1)  N.A.(1)


- - -------------

     (1) The options set forth in the table were the second installment granted to Mr. Small pursuant to an employment agreement for Mr. Small to serve in the Office of the President. In addition, the employment agreement provided for a third additional option installment of 12,256 shares, which would have had an exercise price equal to the closing prices of the Corporation stock on January 18, 1996. All options terminated as a result of his termination of employment effective September 1, 1995. See Transactions with Certain Affiliated Parties.

EXECUTIVE COMPENSATION AND BENEFITS COMMITTEE
REPORT ON EXECUTIVE COMPENSATION

Overview and Philosophy

     The Executive  Compensation  and Benefits  Committee
("Committee") of the Board of Directors is responsible for developing and making recommendations to the Board of Directors with respect to the Corporation's executive compensation policies and administering the various executive compensation plans. In addition, the Committee recommends to the Board of Directors the annual compensation to be paid to the Chief Executive Officer and each of the other executive officers of the Corporation, as well as to other key employees. The Committee is comprised of two independent, non-employee directors.

     The objectives of the Corporation's executive compensation program are to:

     o Support the achievement of desired Corporation performance.

     o Provide compensation that will attract and retain superior talent and link reward with performance.

     o Ensure that there is appropriate linkage between executive compensation and the enhancement of shareholder value.

     o Evaluate the effectiveness of the Corporation's incentive arrangements.

     The executive compensation program is designed to provide an overall level of compensation opportunity that is competitive with companies of comparable size, capitalization and complexity. Actual compensation levels, however, may be greater or less than average competitive levels based upon annual and long-term Company performance and specific issues peculiar to the Corporation, as well as individual performance. The Committee uses its discretion to recommend executive compensation at levels warranted in its judgment by corporate and individual performance.


Executive Officer Compensation Program

     The Corporation's executive officer compensation program is comprised of base salary, cash bonus compensation, Executive Stock Purchase Loan Plan, Lynch Corporation 401(k) Savings Plan, and other benefits generally available to employees of the Corporation. In connection with recruiting for the Office of the President in 1994, the Corporation also awarded stock options. In 1996 the Corporation adopted a Phantom Stock Plan application to officers and employees of the Corporation. Mr. Gabelli elected not to participate in the Phantom Stock Plan.

Base Salary

     Base salary levels for the Corporation's executive officers are intended to be competitive. In recommending salaries the Committee also takes into account individual experience and performance and specific issues particular to the Corporation. A summary of the compensation awarded to the Chief Executive Officer and certain other executive officers is set forth in the "Summary Compensation Table" on page 6 of this Proxy Statement.

Bonus Plan

     The Corporation has in place a bonus plan that is based on an objective measure of corporate performance and on subjective evaluation of individual performance for its executive officers and other key personnel. In general, the plan provides for an annual bonus pool equal to 20% of the excess of
(i) the consolidated pre-tax profits of the Corporation for a calendar year over (ii) 25% of the Corporation's shareholders' equity at the beginning of such year adjusted for dividends paid during the year. The Executive Compensation and Benefits Committee at its discretion may take into consideration other factors and circumstances in awarding bonuses such as progress toward achievement of strategic goals and qualitative aspects of management performance. A summary of bonuses awarded to the Chief Executive Officer and certain other executive officers is set forth in the "Summary Compensation Table" on page 6 of this Proxy Statement.

Lynch Phantom Stock Plan

     In February 1996 the Corporation adopted a Phantom Stock Plan pursuant to which share units equivalent to one share of Common Stock of the Corporation may be awarded to officers and employees of the Corporation. Mr. Gabelli elected not to participate in the Plan.
The Committee administers the Phantom Stock Plan, including selecting the persons to be awarded share units and number of units to be awarded. Such share units are initially valued at a trailing average price of the Corporation's Common Stock (or such other price as the Committee determines), vest on the first anniversary of the date of grant and may be exercised by the grantee at any time after vesting and prior to the fifth anniversary of the date of grant. Upon exercise the grantee is entitled to the difference between the market price of the Corporation's Common Stock on the date of exercise and the award value, multiplied by the number of share units granted, and the Corporation may elect to pay the award with Common Stock of the Corporation for up to 100% of the value. Seven thousand one hundred units were awarded in February 1996, of which 4,000 were awarded to Mr. Dolan and 2,500 were awarded to Mr. Hurwich at $63.03 per share units.

Executive Stock Purchase Loan Plan

     In December 1994, the Corporation adopted the Executive
Stock Purchase Loan Plan ("Stock Loan Plan"). The Stock Loan Plan is intended to encourage stock ownership in the Corporation by its executive officers. The Corporation may loan up to one hundred percent (100%) of the purchase price of the shares to officers of the Corporation selected by the Chairman of the Board (who is not eligible to participate). The maximum amount of loans under the Stock Loan Plan is $100,000 per year ($30,000 per officer per year) and $200,000 in total, which amounts may be increased by the Board of Directors. Loans will bear interest (currently 6.34% per annum) and will be collateralized by the shares so acquired until the loan has been repaid. The shares may be put to the Corporation in full satisfaction of the loan principal. To date, no such loans have been made to any individual under the Stock Loan Plan.

Lynch Corporation 401(k) Savings Plan

     All employees of the Corporation and its subsidiaries are eligible to participate in the Lynch Corporation 401(k) Savings Plan, other than those employed in the Corporation's telephone entities and those covered by a collective bargaining agreement, after having completed one year of service (as defined in the Plan) and having reached the age of 18.

     The 401(k) Plan  permits  employees  to make  contributions
by deferring a portion  of  their   compensation.   Participating
employees also share in contributions made by their respective employers. The annual mandatory employer contribution to each participant's account
is equal to 25% of the first $800 of the  participant's   contribution.
In addition, the employer may  make  a discretionary  contribution of up to
75% of the first $800 of the participant's contribution.   No  such
discretionary contribution was made in 1994. A participant's interest in both employee and employer contributions and earnings thereupon are fully vested at all times.

     Employee and employer contributions are invested in guaranteed investment contracts, certain mutual funds or Common Stock of the Corporation, as determined by the participants. With respect to the individuals listed in the Summary Compensation Table, employer contributions of $200 were paid to the accounts of each of Messrs. Gabelli, Dolan, and Hurwich, and each of such individuals deferred $9,240 under the Plan during 1995, which amounts have been included for such individual in the Summary Compensation Table.

Benefits

     The Corporation provides medical life insurance and disability benefits to the executive officers (in the case of Mr. Gabelli, it shares the cost with Gabelli Funds, Inc.) that are generally available to Corporation employees. The amount of perquisites, as determined in accordance with the rules of the Securities and Exchange Commission relating to executive compensation, did not exceed 10% of salary and bonus for fiscal 1994.

Chief Executive Officer Compensation

     The following table sets forth compensation received by Mr. Gabelli since 1986 when Mr. Gabelli became Chairman and Chief Executive Officer of the Corporation:

        1986  1987  1988  1989  1990   1991    1992    1993    1994    1995
        ----- ----- ----- ----- -----   -----  -----   -----   -----   -----
 Salary  0     0   60,000 90,000 90,000  90,000 150,000 150,000 150,000 325,000
 Bonus   0     0   30,000   0      0       0    100,000 250,000     0   625,000

     After considering the substantial increase in the size and scope of the Corporation, improved financial performance as reflected by the increase in private market value as well as public market value, and improved return on shareholder equity, the Compensation Committee recognized that Mr. Gabelli's 1994 and prior years' compensation was materially below that of chief executive officers of comparable companies, even after considering that Mr. Gabelli's service to the Corporation is not full time. Therefore, the Committee increased Mr. Gabelli's salary to $500,000 per year effective July 1, 1995. In addition, the Committee recognizes the role of leadership, particularly that of the Chief Executive Officer, in developing existing businesses and in making strategic acquisitions. Therefore, it is considering other forms of "at risk" incentive compensation for Mr. Gabelli to maximize both the intrinsic value of the Corporation's assets and the market price of the Company's stock. In order to further identify Mr. Gabelli's interests with that of the Corporation, the Corporation authorized the sale by the Corporation to Mr. Gabelli of $625,000 of Common Stock (equal to Mr. Gabelli's 1995 bonus), which resulted in the purchase of 10,373 shares. The Corporation had a good year in 1995 including record earnings and the undertaking and/or completion of several important strategic steps, and executive officers, especially Mr. Gabelli, made substantial contributions to the Corporation's performance which is reflected in the bonus awarded to Mr. Gabelli as well as other executives.

                   Paul P. Woolard, Chairman
                   Ralph R. Papitto
                   Members of the Executive Compensation
                   and Benefits Committee

                           PERFORMANCE GRAPH

     The graph below compares the cumulative total shareholder return on the Common Stock of the Corporation for the last five fiscal years ended December 31, 1995 with the cumulative total return on the broad market by the American Stock Exchange Market Value Index, and the peer group, as measured by the Amex Service Industry Subindex over the same period (assuming the investment of $100 in the Corporation's Common Stock, and each of the indexes on December 31, 1990, and reinvestment of all dividends).

        INVESTMENT OF $100 DOLLARS ON DECEMBER 31, 1990
                WITH REINVESTMENT OF DIVIDENDS

[GRAPH]




                                     ITEM 2

     TO CONSIDER AND VOTE ON THE EXCHANGE RIGHT IN
PROMISSORY NOTES IN A PRINCIPAL AMOUNT OF UP TO $25 MILLION THAT MAY BE ISSUED BY THE CORPORATION

     The Corporation may require funds for general corporate purposes, including, without limitation, advances to Spinnaker, investment in personal communication services ("PCS") and acquisitions. If those funds
are required, the  Corporation  may  request Gabelli  Funds,   Inc.  ("GFI")
to assist the Corporation  in obtaining up to $25 million of those funds.
Mr. Gabelli is the principal shareholder of, and controls, GFI. GFI or its Proprietary Accounts may provide some or all of those funds. To the extent GFI assists in obtaining funds from persons other than GFI or its Proprietary Accounts, the Corporation would pay GFI customary fees for such services, as determined and approved by the Board of Directors of the Corporation. Proprietary Accounts shall mean the accounts of (i) all subsidiaries of GFI, (ii) all directors, officers and key employees of GFI and its subsidiaries, including Mr. Gabelli, (iii) all accounts of members of the immediate family of a person included in clause (ii), i.e., spouse and minor children living with such person, and (iv) all accounts in which
(a) any one of the persons or entities listed in clauses (i) through (iii) has at least a 10% interest or (b) in which persons or entities listed in clauses (i) through (iii) in the aggregate have at least a 25% interest.

     It is anticipated that any such funds that are raised would be in the nature of borrowings represented by promissory notes (the "Notes"). It is anticipated that the Notes would bear interest at 8% per annum, with principal and interest payable not earlier than 120 days after the issue date of the Notes. It is further anticipated that the Notes may be secured by a pledge of the stock of certain subsidiaries of the Corporation (which may, at the time, be subject to a prior security interest) and possibly other security.

     It is anticipated that the holder(s) of the Notes would be entitled after the occurrence of a payment default on the Notes to exchange the Notes for Convertible  Notes  of  the  Corporation  (the "Convertible
Notes").   It is anticipated that the Convertible  Notes would have a maturity of up to 10 years, and would contain such terms as the Board of Directors may authorize, including a right to be converted into Common Stock at a conversion price equal to the lowest of (i) $60 per share,
(ii) the closing price of the Common Stock on the last trading day before issuance of the Notes or (iii) the average market price of the Common Stock during an agreed period before the default. The closing price of the Common Stock on the American Stock Exchange on April , 1996, was $_________.

     It is anticipated that any Notes held by GFI or its Proprietary Accounts would provide that in the event of a payment default the Corporation would use its best efforts to register with the Securities and Exchange Commission, Convertible Notes equal to the principal amount of Notes (plus accrued but unpaid interest thereon) held by such party or parties and the shares of Common Stock into which the Convertible Notes may be convertible, for offering by the Corporation to all shareholders of the Corporation, including Mr. Gabelli, on a basis such that each shareholder would be entitled to acquire a portion of such Convertible Notes as nearly equal as possible to that portion of the outstanding shares of Common Stock owned by such shareholder on the date the registration is declared effective. It is anticipated that Mr. Gabelli would be able to pay for his allocable portion of the Convertible Notes by exchanging Notes held by GFI and its Propriety Accounts valued at the principal amount of Notes so exchanged plus accrued but unpaid interest thereon. It is anticipated that the Corporation may use any net proceeds from that offering to pay any Notes that shall not have been exchanged for Convertible Notes. If the Notes qualify for listing on the American Stock Exchange, the Corporation anticipates that it would seek to have the Convertible
Notes listed.

     The Corporation hereby incorporates by reference the financial statements, the supplementary financial information and management's discussion and analysis of financial condition in the Corporation's 1995 Annual Report to Shareholders delivered to shareholders with this Proxy Statement. In addition, reference is made to the pro forma financial information in Exhibit A hereto.

     The Board believes that, in a circumstance in which the Notes would become convertible into Convertible Notes (i.e., after a payment default on the Notes), and if the Notes (or a substantial portion thereof) were converted, the default might be cured. The Board considers the exchange provision of the Notes to be reasonable and appropriate under the circumstances.

     NOTWITHSTANDING SUBMISSION OF THIS PROPOSAL TO SHAREHOLDERS, THE CORPORATION, WHETHER OR NOT THIS PROPOSAL IS APPROVED, RESERVES THE RIGHT TO ISSUE, WITHOUT SHAREHOLDER APPROVAL, SUCH SECURITIES AS THE CORPORATION DEEMS ADVISABLE, INCLUDING WITHOUT LIMITATION PROMISSORY NOTES WHICH
MAY OR MAY NOT BE SIMILAR TO THE NOTES AND CONVERTIBLE NOTES WHICH MAY
OR MAY NOT BE SIMILAR TO THE CONVERTIBLE NOTES.

     THE BOARD OF DIRECTORS (OTHER THAN MR. GABELLI, WHO IS MAKING NO RECOMMENDATION) RECOMMENDS A VOTE IN FAVOR OF APPROVAL OF THE EXCHANGE RIGHT.

     Approval of this Item 2 requires the affirmative vote of a majority of the shares of Common Stock of the Corporation voting on the proposition, excluding any abstentions. Mr. Gabelli has not indicated how he intends to vote the shares beneficially owned by him on this matter.

        TRANSACTIONS WITH CERTAIN AFFILIATED PERSONS

     Mr. Gabelli is affiliated with various entities which he directly or indirectly controls and which are engaged in various aspects of the securities business, such as an investment advisor to various institutional and individual clients including registered investment companies and pension plans, as a broker-dealer, and as managing general partner of various private investment partnerships.
On March 12, 1996, the Corporation paid Mr. Gabelli his 1995 bonus of $625,000 and sold him 10,373 shares of Common Stock for $625,000, or $60.25 per share, the closing price of the Common Stock on March 11, 1996. In addition, the Corporation loaned Mr. Gabelli $212,000 for the period from March 15, 1996 until March 31, 1996, at 6% interest, for the payment of withholding taxes on Mr. Gabelli's 1995 bonus paid in Common Stock. During 1995, the Corporation and its subsidiaries engaged in various transactions with certain of these entities and the amount of commissions, fees, and other remuneration paid to such entities, excluding reimbursement of certain expenses related to Mr. Gabelli's employment by the Corporation, was less than $60,000. Pursuant to Indiana law and the Corporation's Articles of Incorporation and as previously reported, the Corporation indemnified Mr. Gabelli for outside legal fees of $391,575 incurred in connection with a regulatory inquiry. See also Item 2 above.

     Michael J. Small ceased to be an officer and employee of the Corporation effective September 1, 1995, and his employment agreement and stock options terminated as of that date. The Corporation agreed to pay Mr. Small consulting fees of $350,000 over a three and one-quarter year period plus an additional $600,000, half of which was paid at year-end 1995 and the other half to be paid over three years.

     See Compensation Committee Interlocks and Insider Participation below.

Compensation Committee Interlocks and Insider Participants

     Mr. Boyle, who is the Chairman and Chief Executive Officer of Spinnaker, served as a member of the Executive Compensation and Benefits Committee from August 17, 1995 until his resignation as a director of the Corporation on January 17, 1996 and attended one meeting on December 7, 1995. Messrs. Gabelli and Dolan serve as directors of Spinnaker, which does not have a compensation committee.


In June 1994,  Spinnaker and Boyle,  Fleming,  George & Co., Inc.
("BF") entered into a Management Agreement (the "Management Agreement"), pursuant to which BF agreed to provide to Spinnaker operations management, strategic planning, acquisition analysis and implementation, investment banking and financial advisory services and supervision of Spinnaker's financial reporting and regulatory obligations. Mr. Boyle, a director of the Corporation through January 17, 1996, is a director, chief executive officer and a principal owner of BF and pursuant to the Management Agreement became a director and Chairman of the Board and chief executive officer of Spinnaker.

     The Management Agreement had an initial term of one year, and is automatically renewable for a term of one additional year unless either party gives notice of termination not less than 90 days prior to the end of the first anniversary of the Agreement. Thereafter, the Agreement is terminable on 90 days' notice by either party. Pursuant to the Management Agreement BF received a management fee of $200,000 in 1995, plus reimbursement of expenses. The management fee for 1996 has been raised to $400,000 reflecting, among other things, the increased size and complexity of Spinnaker. Mr. Boyle does not receive a salary from Spinnaker, nor does Mr. Fleming, the President of Spinnaker.

     Spinnaker and BF also entered into a Warrant Purchase Agreement (the "Warrant Purchase Agreement") in June 1994, pursuant to which
BF received a Warrant  (the "A  Warrant")  to  purchase  678,945 shares of Common Stock of Spinnaker  for a price of $2.67 per share (adjusted for the three for two stock split in December 1994 and December 1995) at any time on or before June 10, 1999. BF may also receive a warrant to purchase additional Spinnaker shares under certain circumstances on the occurrence of an equity offering by Spinnaker.

     When Spinnaker acquired an 80.1% interest in Brown-Bridge
Industries, Inc., an acquisition opportunity developed by BF prior to entering into the Management Agreement, certain affiliates of BF loaned Spinnaker $322,000 at an interest rate of 18% to help Spinnaker fund its portion of Spinnaker's acquisition and acquired 6.2% of the Brown-Bridge stock on the same terms and conditions as Spinnaker.

                              INDEPENDENT AUDITORS

     The Board of Directors upon the recommendation of its Audit Committee, has reselected the firm of Ernst & Young, independent auditors, to audit the consolidated financial statements of the Corporation for the fiscal year ending December 31, 1996. Management has not followed the practice of presenting the selection of auditors to the shareholders for their approval. Representatives of Ernst & Young are expected to be available at the Annual Meeting with the opportunity to make a statement if they desire to do so and to answer appropriate questions.

     Effective  March 19, 1996,  Morgan  replaced  Arthur
Anderson LLP ("Arthur Anderson")  and  retained  Ernst  &Young  LLP
("Ernst &Young"), which are the auditors for the Corporation, as Morgan's public accountants. Ernst & Young had expressed reliance on Arthur Anderson's audit. Arthur Anderson's report on the company's financial statements during the 1994 and 1995 fiscal year prior to its replacement contained no adverse opinion or disclaimer of opinions, and was not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change auditors was approved by Morgan's Board of Directors and the Corporation's Audit Committee.

     During the 1995 fiscal year and until its replacement there were no disagreements between Morgan or the Corporation and Arthur Anderson on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Anderson, would have caused it to make a reference to the subject matter of the disagreement in connection with it reports.

                             SECTION 16(a) REPORTING

     Section  16(a) of the  Securities  and  Exchange  Act of
1934, as amended, requires the Corporation's directors, executive officers and holders of more than 10% of the Corporation's Common Stock to file with the Securities and Exchange Commission and American Stock Exchange initial reports of ownership and reports of changes in the ownership of Common Stock and other equity securities of the Company. Such persons are required to furnish the Corporation with copies of all Section 16(a) filings. Based solely on the Corporation's review of the copies of such filings it has received and written representations of directors and officers, the Corporation believes that during the fiscal year ended December 31, 1995, its officers, directors, and 10% shareholders are in compliance with all Section 16(a) filing requirements applicable to them, except that the initial filing when Mr. Muoio became a director was inadvertently filed approximately one week late.


                            PROPOSALS OF SHAREHOLDERS

     Proposals of shareholders intended to be presented at the 1997 Annual Meeting of Shareholders must be received by the Office of the Secretary, Lynch Corporation, 8 Sound Shore Drive, Greenwich, Connecticut 06830, by no later than December 14, 1995, for inclusion in the Corporation's proxy statement and form of proxy relating to the 1996 Annual Meeting.

                                  MISCELLANEOUS

     The Board of Directors knows of no other matters which are likely to come before the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is the intention of the persons named in the accompanying form of proxy to vote on such matters in accordance with their best judgment.

     The solicitation of proxies is made on behalf of the Board of Directors of the Corporation, and the cost thereof will be borne by the Corporation. The Corporation has employed the firm of Morrow & Co. Inc., 909 Third Avenue, New York, New York, 10022 to assist in this solicitation at a cost of $3,500, plus out-of-pocket expenses. The Corporation will also reimburse brokerage firms and nominees for their expenses in forwarding proxy material to beneficial owners of the Common Stock of the Corporation. In addition, officers and employees of the Corporation (none of whom will receive any compensation therefor in addition to their regular compensation) may solicit proxies. The solicitation will be made by mail and, in addition, may be made by telegrams and personal interviews, and the telephone.

                                  ANNUAL REPORT

     The Corporation's Annual Report to Shareholders for the fiscal year ended December 31, 1995, has been sent herewith to each shareholder. Such Annual Report, however, is not to be regarded as part of the proxy soliciting material.

                                 By Order of the Board
                                          of
                                        Directors




                                ROBERT A. HURWICH
                                  Secretary
Dated: April 11, 1996

Exhibit A
LYNCH CORPORATION
PRO FORMA FINANCIAL STATEMENTS
DECEMBER 31, 1995


                                                  Conversion
                                     As            of Debt
                                 Reported       Adjustments    Pro Forma
- - --------------------------------------------------------------------------
CURRENT ASSETS:
   Cash and cash equivalents        $15,921                       $ 15,921
   Marketable securities and
    short-term investments

                                    11,432                         11,432
   Trade accounts  receivable,
    less allowances of $1,732 and
    $737 in 1995 and 1994,
    respectively includes $3,602
    and $3,624 of costs in excess
    of billings at 1995 and 1994,
    respectively                    52,306                         52,306
   Inventories                      33,235                         33,235
   Deferred income taxes             3,944                          3,944
   Other current assets              6,810                          6,810
                                   --------------------------------------
TOTAL CURRENT ASSETS               123,648              0         123,648
PROPERTY, PLANT AND EQUIPMENT:
   Land                              2,068                          2,068
   Buildings and improvements       16,675                          16,675
   Machinery and equipment         128,397                         128,397
                                   --------------------------------------
                                   147,140               0         147,140
   Accumulated depreciation        (36,093)                        (36,093)
                                   ---------------------------------------
                                   111,047               0         111,047
INVESTMENTS IN AND ADVANCES TO
   AFFILIATED COMPANIES              8,892                           8,982
INTANGIBLE ASSETS, NET              53,060                          53,060
OTHER ASSETS                         5,702                           5,702
                                   ----------------------------------------
TOTAL ASSETS                        $302,439             0        $302,439
                                   -----------------------------------------
                                   -----------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Notes payable to banks              $ 9,622                       $ 9,622
   Trade accounts payable             20,147                        20,147
   Accrued interest payable            1,146                         1,146
   Accrued liabilities                23,612                        23,612
   Customer advances                   3,787                         3,787
   Current maturities of long-
     term debt                        39,708                        39,708
                                   ------------------------------------------
TOTAL CURRENT LIABILITIES             98,022              0         98,022
LONG-TERM DEBT                       138,029        (25,000)       113,029
DEFERRED INCOME TAXES                 11,687                        11,687
MINORITY INTERESTS                    12,964                        12,964
SHAREHOLDERS' EQUITY
 Common Stock, no par or stated
  value: Authorized 10 million
  shares Issued 1,471,191 and
  1,887,857 shares                     5,139          25,000        30,139
 Additional paid-in capital            7,873                         7,873
 Retained earnings                    23,776                         23,776
 Treasury stock of 92,528 and
     92,533 shares, at cost           (1,276)                        (1,276)
                                   -----------------------------------------
TOTAL SHAREHOLDERS' EQUITY            35,512          25,000         60,512
                                   -----------------------------------------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY               $302,439             0         $302,437
                                   -----------------------------------------

LYNCH CORPORATION
PRO FORMA FINANCIAL STATEMENTS
DECEMBER 31, 1995
IN THOUSNADS, EXCEPT SHARE DATA


                                                   Conversion
                                                 of Convertible
                                                     Notes
                                    Pro Forma      Adjustments    Pro Forma
                                   ----------------------------------------
SALES AND REVENUES                  $429,435                      $429,435
COST AND EXPENSES                    400,874                       400,874
                                   ----------------------------------------
   OPERATING PROFIT                   28,561            0           28,561
OTHER INCOME (EXPENSE):
   Investment income                   3,070                         3,070
   Interest expense                  (17,004)         2,000        (15,004)
   Share of operations of
     affiliated companies                398                           398
   Gain on sales of subsidiary
     and affiliate stock                  59                            59
                                   ----------------------------------------
INCOME BEFORE INCOME TAXES AND
   MINORITY INTEREST
                                     15,084          2,000          17,084
Provision for income taxes           (5,936)          (680)         (6,616)
Minority interests                   (2,380)                        (2,380)
                                   ----------------------------------------
NET INCOME                         $  6,768          1,320       $   8,088
Weighted average shares and share
   equivalents outstanding        1,407,000        416,667       1,823,067

EARNINGS PER SHARE                    $4.81                          $4.44


- - ----------------------
     Notes:
     (1) Assumes central products acquisition occurred on January 1,1995.
     (2) Assumes  conversion  of $25 million of  convertible notes and that the conversion  price  is  $60  per  share.
     (3)  Central  products  pro  forma adjustments  as filed in Form  8-K/A(1)
          as filed by Lynch as of October 4, 1996.
     (4) All numbers except per share numbers are in thousands.