Form 10-K405, Exhibit 13
period 1997-12-31
LYNCH CORP
filed 1998-03-31
CIK 61004

                                                                      EXHIBIT 13


LYNCH  CORPORATION
------------------------------------------------------------------------------

ANNUAL REPORT--1997
------------------------------------------------------------------------------

LYNCH--PAST HISTORY

- Lynch Glass Machinery Company, predecessor of Lynch Corporation, was organized in 1917. The Company emerged in the late twenties as a successful manufacturer of glass-forming machinery. In 1928, Lynch Corporation was incorporated in the State of Indiana. To better reflect its broader markets and corporate strategy, in 1997 Lynch Display Technologies was formed to be the parent of Lynch Machinery and to focus resources on growth opportunities in the electronic display industry. In 1998, Lynch Machinery's name was changed to Lynch Systems, Inc.

- In 1946, Lynch was listed on the "New York Curb Exchange" the predecessor to the American Stock Exchange.

- In 1964, Curtiss-Wright Corporation purchased a controlling interest in Lynch.

- In 1976, M-tron Industries, Inc., a manufacturer of quartz crystals was acquired.

LYNCH--1985 - 1996

- In 1985, companies affiliated with Gabelli Funds, Inc. acquired a majority interest in Lynch's Common Stock, including the entire interest of Curtiss-Wright Corporation. Mario J. Gabelli was elected Chairman of the Board and Chief Executive Officer in 1986. The price: $11.00/share.

- In July 1986, Lynch issued $23 million of 8% Convertible Subordinated Debentures as the first step in an acquisition program designed to broaden Lynch's business base. Conversion price - $31/share.

- In 1987, Lynch expanded the scope of its operations into the financial services and entertainment industries with the start-up of Lynch Capital Corporation, a securities broker dealer, and Lynch Entertainment Corporation, a joint venture partner with a 20% interest in WHBF-TV, the CBS television network affiliate in Rock Island, Illinois. Later in the year, the Company acquired Tremont Partners, Inc., a Connecticut-based investment management consulting firm. In December, Lynch added to its manufacturing sector with the acquisition of an 83% interest in Safety Railway Service Corporation, whose sole operating subsidiary, Entoleter, Inc., is a manufacturer of industrial processing and air pollution control equipment.

- In 1988, Lynch entered the service sector with the acquisition of Morgan Drive Away, Inc., the largest independent service provider to the manufactured housing and recreational vehicle industry.

- 1989 was highlighted by Lynch's entry into the telecommunications industry. The acquisition of Western New Mexico Telephone Company, an independent local telephone company servicing southwestern New Mexico, was an important first step.

- Lynch's second telecommunications acquisition, Inter-Community Telephone Company of Nome, North Dakota, was completed in April 1991, followed in October of that year with the acquisitions of Cuba City Telephone Exchange Company and Belmont Telephone Company.

- During 1992, Lynch acquired Bretton Woods Telephone Company of New Hampshire; and completed a rights offering to its shareholders which resulted in the Tremont investment advisory firm becoming a publicly traded company (OTC:TMAVA) with Lynch initially retaining a 37% interest.

- 1993 saw the launching of The Morgan Group, Inc., as a public company with an initial public offering of 1.1 million Class A Common Shares at $9 per share. Lynch retained a 47% equity interest and a 64% voting interest. Lynch also acquired J.B.N. Telephone Company in Kansas from GTE Corporation. Lynch Systems acquired Tri-Can Systems of Aslip, IL, a manufacturer of packaging machinery.

- 1994 saw the rebirth of Safety Railway Service Corporation into Spinnaker Industries, Inc. under the stewardship of the Boyle, Fleming & Company, Inc., with the acquisition of Brown-Bridge Industries, a manufacturer of adhesive coated stocks from Kimberly-Clark. In 1998, Brown-Bridge was renamed Spinnaker Coating, Inc. In addition, Lynch completed the acquisition of a 50% interest in station WOI-TV in Ames, IA, and the purchase of Haviland Telephone Company of Kansas. Finally, all the remaining 8% Convertible Subordinated Debentures that were issued in 1986 were redeemed.

- 1995 unfolded with Lynch making dynamic progress. In multimedia, we partnered with CLR Video, a cable operator in Kansas, bought 340 telephone lines from Sprint and commercialized DirectTV. Morgan bought TDI and positioned itself to develop critical mass in the outsourcing business. Spinnaker further reinforced its adhesive strategy by purchasing Alco Standard's Central Products, which manufactures and markets a wide variety of carton sealing tapes and related equipment.

- 1996 was another vigorous year for Lynch. On the telephony front, we consummated the affiliation with the Maytum family and Dunkirk & Fredonia and completed the purchase of 1,400 lines from U.S. West. Morgan closed on Transit Homes of America, Inc., an innovative leader in manufactured housing transport under the aegis of Larry Kling, further consolidating its role as the leader in the still fragmented manufactured housing outsourcing business. We streamlined the balkanized financial structure at Spinnaker with the issuance of $115 million Senior Secured Notes Due 2006 through Bankers Trust. We also refinanced our investment in television station WOI. Finally, partnerships including Lynch subsidiaries, organized and bid on Personal Communications Services licenses in the so-called "C-Block" and "F-Block" auctions.

LYNCH--1997

-    Completed the acquisition of Upper Peninsula Telephone Company.

- Signed a contract at Spinnaker to acquire the pressure sensitive business from. S.D. Warren. The transaction was closed on March 17, 1998 under a newly formed subsidiary, Spinnaker Coating-Maine, Inc.

- Spun-off interest in East/West Communications, Inc., a F-Block PCS licensee with licenses covering a population of 20 million.

- Lynch wrote-off approximately 30% of its subsidiary's investment in the C-Block licenses. The net of tax write-off was $4.6 million, or $3.27 per share.

                              FINANCIAL HIGHLIGHTS

              (IN THOUSANDS OF DOLLARS, EXCEPT FOR SHARE AMOUNTS)

                                                                             December 31,
                                            -------------------------------------------------------------------------
                                                 1997           1996             1995            1994          1993
---------------------------------------------------------------------------------------------------------------------
Sales and Revenues:
    Multimedia                              $   47,908    $    28,608     $    23,597     $    20,144   $    16,206
    Services                                   146,154        132,208         122,303         101,880        82,829
    Manufacturing                              273,474        291,064         187,727          61,217        27,986
                                            ----------    -----------     -----------     -----------   -----------
        Total                               $  467,536    $   451,880     $   333,627     $   183,241   $   127,021
                                            ==========    ===========     ===========     ===========   ===========
---------------------------------------------------------------------------------------------------------------------
Earnings Before Interest, Taxes,
Depreciation and Amortization (EBITDA):
    Multimedia                              $   24,134     $   15,331     $    12,342     $    10,858   $     8,965
    Services                                     2,090         (1,765)          4,635           4,349         3,013
    Manufacturing                               21,171         22,751          17,047           4,693         1,915
                                            ----------    -----------     -----------     -----------   -----------
        EBITDA                                  47,395     $   36,317     $    34,024     $    19,900   $    13,893
    Corporate Expenses-Net                      (1,563)        (2,396)         (2,928)         (1,521)       (1,366)
                                            ----------    -----------     -----------     -----------   -----------
        Total                               $   45,832     $   33,921     $    31,096     $    18,379   $    12,527
                                            ==========    ===========     ===========     ===========   ===========
---------------------------------------------------------------------------------------------------------------------
Depreciation/Amortization:
    Multimedia                              $   12,183     $    8,660     $     7,350     $     5,651   $     4,400
    Services                                     1,075          1,498           1,264             915           803
    Manufacturing                                7,787          6,823           2,662             931           690
                                            ----------    -----------     -----------     -----------   -----------
        Total                               $   21,045     $   16,981     $    11,276     $     7,497   $     5,893
                                            ==========    ===========     ===========     ===========   ===========
---------------------------------------------------------------------------------------------------------------------
Capital Expenditures                        $   21,828     $   25,518     $    19,569     $   11,598    $     4,356
---------------------------------------------------------------------------------------------------------------------
Net Income (Loss)- Total                    $   (2,878)    $    2,696     $     5,145     $     2,328   $     2,953
                 - Per Share - Basic             (2.03)          1.94            3.73            1.75          2.41
                             - Diluted           (2.03)          1.92            3.66            1.72          2.29
---------------------------------------------------------------------------------------------------------------------
Working Capital                             $   55,951     $   41,632     $    25,626     $    22,713   $    47,529
Current Ratio                                 1.6 to 1       1.4 to 1        1.3 to 1        1.3 to 1      3.3 to 1

Total Assets                                $  423,638     $  392,620     $   302,439     $   185,910   $   129,972
Shareholders' Equity                        $   36,451     $   38,923     $    35,512     $    30,531   $    24,316
     Per Share                              $    25.72     $    27.98     $     25.76     $     22.15   $     19.84
---------------------------------------------------------------------------------------------------------------------

Price Per Share: High                       $  109 3/4     $   92 1/2     $    84 3/4     $    32 7/8   $    26 3/8
                 Low                            69 1/2             56              30              22        20 3/4
At December 31 Stock Price                          83         70 1/2          58 1/2              30            23
---------------------------------------------------------------------------------------------------------------------
Shares O/S                                   1,417,048      1,391,034       1,378,663       1,378,658     1,225,677
---------------------------------------------------------------------------------------------------------------------

                              CHAIRMAN'S LETTER


TO OUR SHAREHOLDERS:

   Lynch's 1996 Annual Report started with the following statement, "By all standards, Lynch ended 1996 on a solid note." I cannot say that for 1997. The best analogy I may make is to say that 1997 was akin to walking through knee-high mud. Our stock closed on December 31, 1997 at $83.00 per share, an 18% increase over the $70.50 per share price of the prior year. In addition, each shareholder received one share of East/West Communications, Inc. for each share of Lynch--on which the accountants placed a value of about $0.10 per Lynch share.

   Our telephone operations prospered. After a five-year "love-making fest," we paired-up with the Upper Peninsula Telephone Company of Michigan. On the sour side was the malaise associated with our PCS license involvement--the so-called "C-Block"--I'll explain more later. Also, on the sour side, was the inability to hit pay dirt at either Lynch Display Technologies or at M-tron. Spinnaker and Morgan treaded water--so to speak. The net result was that we were unable to add to the intrinsic value of our enterprise from internal initiatives. Any progress on this all important bench mark is only traceable to the dynamics of "the deal world" where merger fervor lifted and is lifting the multiples accorded transactions, and, thereby, lifting our own "intrinsic valuation."

   Let's step back and look at these comments in a more graphic format.

[LYNCH PUBLIC STOCK PRICE CHART]                  [LYNCH STOCK CHART]
                          [INTRINSIC VALUE GOAL CHART]

THE ECONOMY IN THE U.S.--HOW IT UNFOLDED

   Again in our 1996 Annual Report, we stated "The outlook for the U.S. economy continues to be of steady economic growth, low inflation and abundant financial liquidity." Indeed, we ended 1997 on a vigorous economic note. For 1998, we believe that the progress will continue with GDP rising 2 - 21/2%, inflationary pressures, particularly on the labor front, contained by increased productivity gains and lingering ripple effects of the Asian economic and currency turmoil.

   Yet not all is bright. On our "bear watch," (we referred to these as "potential gremlins at work" ) we include the following:

- Will the Asian problems that we see at the time of this writing prove to be the tip of a very deep iceberg that will march throughout the world, including China/Hong Kong and, more importantly, impact major trade partners of the United States such as Brazil and Mexico.

- Will the U.S. leadership that provided the backdrop for sustained gains in economic activity, employment and financial assets, be changed. Simply stated, will Clinton become an early lame duck or resign, and will the financial equivalent of Ruth and Gehrig (Rubin and Greenspan) be as persistent and diligent in providing financial stewardship.

- Will the Republicans maintain their control of the legislature to provide the continued policy of checks and balances to liberal, left-winged social initiatives that Clinton seems to be preparing.

- Will upward pressure on wages not be checked by productivity gains and eventually lead to an increase in the Federal Funds rate.

- Will a synchronized worldwide economic upswing lead to pressure on interest rates. Equally, the emergence of trade barriers could cause a political backlash.

- Of course, there is always the potential for a disruption in the flow of oil from the Mid-east.

- Last, but certainly not least--the level of the market. Valuations are high by most measures and the overall equity market does not appear to have a margin of safety.


----------------------------------------------------------
 REPORT CARD FOR 1997
                                      Lynch Corporation
----------------------------------------------------------
 Growth in EBITDA                             C
 Acquisitions                                 B
 Financing                                    D
 Financial                                Incomplete
 Creativity                                   A
----------------------------------------------------------


TO DO LIST IN 1998 AND BEYOND

                                                          Your
                                                        Chairman                Management               Other
                                                        -------                 ----------                ----
-    Restart Growth in Intrinsic Value                     X                         X                     X

-    Raise Capital Efficiently                             X

     -   Monetize our holding in Spinnaker                                           X

     -   Consolidate debt and restructure our
         balkanized telco holdings                                                   X

     -   Split Lynch into two parts (Project Dolly)        X                         X                     X

- Marry M-tron's customer base and manufacturing know how with technical skill sets in high end frequency, initially, surface acoustic wave ("SAW") technology.

- Launch Lynch Display Technology by buttressing traditional "big screen" TV capability (including HDTV) into all forms of equipment for PC (including plastic and liquid display) and TV production.

- Use Morgan as platform for growth either into collateral aspects of mobile home business--including insurance, financing and lease/rental business--or into new businesses.

     For Lynch, our mantra remains the same: "Lets grow intrinsic value by 25%" and lets do this by duplicating ourselves in the next ten years, our Project Dolly.


LYNCH--LOOKING THROUGH THE REARVIEW MIRROR

   As we go forward, we should examine each of the building blocks of our intrinsic value. First, by looking at the interplay in 1997 and, then, looking forward.

- Telephony--take our systems and create C-LECs, ISP, LD resellers. In other words, capitalize on the myriad opportunities opening up from new technology and the deregulation of telecommunications. During 1997, revenues in the multimedia group increased 67% to $47.9 million from $28.6 million in the previous year reflecting the inclusion of Dunkirk & Fredonia Telephone Company and Upper Peninsula Telephone Company. EBITDA at the telephone companies surged 57% to $24.1 million from $15.3 million reported in 1996, also primarily due to these acquisitions.

--------------------------------------------------------------------------------------------------------------------
                                          Access Lines/Subscribers                      Population       Telephony
--------------------------------------------------------------------------------------------------------------------
                                                                                                           Total
                          Telephony                           Alarm                                      Minutes of
 Operation                Wireline     Cable        ISP      Systems    DirectTV    Cellular     PCS        Use
--------------------------------------------------------------------------------------------------------------------
 Western New Mexico         5,941                    500                  1,390       8,182
--------------------------------------------------------------------------------------------------------------------
 Inter-Community            2,634                    110                              7,334
--------------------------------------------------------------------------------------------------------------------
 Cuba City                  1,698
--------------------------------------------------------------------------------------------------------------------
 Belmont                      806
--------------------------------------------------------------------------------------------------------------------
 Bretton Woods                491                     56
--------------------------------------------------------------------------------------------------------------------
 J.B.N.                     2,698                     80
--------------------------------------------------------------------------------------------------------------------
 Haviland                   4,043         194        207
--------------------------------------------------------------------------------------------------------------------
 Dunkirk & Fredonia        11,634                  2,553        569
--------------------------------------------------------------------------------------------------------------------
 Upper Peninsula            6,580
--------------------------------------------------------------------------------------------------------------------
 CLR Video                              4,466
--------------------------------------------------------------------------------------------------------------------
 Fortunet*                                                                                    7,297,743
--------------------------------------------------------------------------------------------------------------------
     1997 TOTAL            36,525       4,660      3,506        569       1,390      15,516   7,297,743   16,709M
--------------------------------------------------------------------------------------------------------------------
     1996 TOTAL            28,630       4,454        971        536       1,355
--------------------------------------------------------------------------------------------------------------------
     Growth 97/96           27.6%        4.6%       261%       6.2%        2.6%

* A Lynch subsidiary is a 49.9% limited partner in Fortunet.

- Services--Revenues at The Morgan Group rose nearly 11% to $146.2 million from $132.2 million. The revenue growth reflects the acquisition of Transit Homes of America on December 31, 1996, offset by a decrease in revenues associated with Morgan's unprofitable Truck-away operation which was disposed of during the second quarter of 1997. Stripping out the effects of certain special charges associated with Truckaway and a change in accounting for certain components of driver pay, EBITDA rose 56% to $2.7 million from $1.7 million.

- Manufacturing--Our manufacturing group's results were disappointing and well below our expectations with revenues dropping 6% to $273.5 million from the $291.1 million recorded in 1996. EBITDA dropped to $21.2 million from $22.8 million.

     a) Spinnaker Industries, Inc. revenues declined by 6% to $232.0 million from $246.5 million as a decline in revenues per unit shipped offset volume gains, notably at Central Products Company. Continuing efficiencies resulted in a margin increase, allowing a 9% increase in EBITDA to $17.8 million from $16.3 million.

     b) Timing delays in the manufacturing of extra-large glass presses under a significant long-term contract hampered Lynch Machinery results. Revenues and EBITDA fell by $7.4 million and $3.2 million, respectively, from the previous year.

     c) The bright spot was M-tron. Bolstered by significant sales to telecommunications equipment manufacturers, M-tron's revenues and EBITDA grew by 24% and almost 25%, respectively, for 1997. Continued growth in the telecommunications marketplace should result in continued favorable comparisons. More importantly, M-tron is accelerating plans to move into surface acoustic wave (SAW) technology.


FINANCIAL HIGHLIGHTS--1997

- EBITDA (earnings before interest, taxes, depreciation and amortization) before corporate expenses increased 31% to a record of $47.4 million in 1997 from $36.3 million in 1996.

- Revenues rose 3% to a record of $467.5 million from $451.9 million reported in 1996.

- Capital expenditures were $21.8 million in 1997--as we continued to build our telecommunications and manufacturing infrastructure--compared to $25.5 million in 1996. Roughly $23 million is projected for 1998.

-    Of note: at December 31, 1997, Lynch owned the following:

Control                                            % of Company      Shares       12/31/96 Price   12/31/97 Price
-----                                               ----------      --------         ---------       ----------
Spinnaker Industries, Inc.                               63%
   Common (SPNI)                                                     2,237,203         30 Bid             201/8 Bid
   Class A (SPNIA)                                                   2,259,000         40 Bid             221/2 Bid
The Morgan Group, Inc.                                   51%
   Class A Common (MG)                                                 155,900     71/2 Close            91/4 Close
   Class B Common                                                    1,200,000              *                     *
Non-Control
---------
Hector Communications, Inc.                               6%
   Preferred**                                                         124,000             **                    **
   Common                                                               20,700     71/4 Close            91/4 Close
CommNet Cellular, Inc.                                  .02%
   Common                                                                2,853    277/8 Close          359/16 Close
Pegasus Communications Inc.                              .2%
   Class A Common                                                       15,275    13.75 Close           20.75 Close
Tremont Advisers, Inc.                                    3%
   Class B Common                                                      116,189       2.50 Bid              4.75 Bid
East/West Communications, Inc.
                                                          --             7,800            $1000 par value
                                                                                            per share***

------------
*  Class B does not trade, but is convertible into Common on a 1:1 basis.

** Preferred does not trade, but is convertible into Common on a 1:1 basis.

***Preferred does not trade.


NOW BACK TO THE FUTURE

OUR FUTURE--PROJECT "DOLLY"

                              [PRE-DOLLY CHART]



                              [POST-DOLLY CHART]

FIRST TWELVE YEARS "SOWING"

   To understand our guidelines for the future, let's look at 1997 and the past transactions we structured for Lynch. When we took command of the company in 1985, there were 1,364,110 shares outstanding and shareholder equity was $14.3 million. At the end of 1997, there were 1,417,048 shares outstanding and shareholder equity was $36.5 million. More importantly, EBITDA was $45.8 million versus $0.1 million in 1985. Thus, during this timeframe, we have grown revenues at 37% CAGR and EBITDA at 61% CAGR. We accomplished this with limited financial resources and virtually no increase in shares outstanding. We also have spun off two potentially lucrative companies to shareholders, Tremont and East/West.

                                                                         1985             1997              CAGR
--------------------------------------------------------------------------------------------------------------------
                                                                         (000)            (000)
Revenues                                                                $10,699         $467,536              37%
EBITDA                                                                  $   147         $ 45,832              61%
Shareholder Equity                                                      $14,348         $ 36,451               8%

Number of Shares                                                      1,364,110        1,417,048              .3%
Intrinsic Value (Pre-tax)                                                   $12          $200+/-              26%
Stock Price                                                                 $11              $83              18%

IT'S TIME TO HARVEST OR IS IT STILL TIME TO SOW

   In examining our goals for the year in our stewardship at Lynch, we expect to continue to find ways to grow our intrinsic value at the 25% hurdle rate that we set as our benchmark for growth in assets. While we continue to be creative and opportunistic, we will continue husbanding resources that are at our disposal. As your Chairman, I personally own 254,034 shares of the company, approximately 18%. As the saying goes, "we eat our own cooking."

   Our "prism" for the future is ever changing--should we bid/partner our interest in PCS--should we do an IPO for M-tron--should we sell convertible/debt/equity to broaden our base of accessibility--should we accelerate penetration of telephone/cable/broadcast.

   Before ending, and of special note, I would like to thank both Morris Berkowitz and Paul Woolard, who will no longer be on the Lynch Board in an official capacity effective December 31, 1997 (though I am not letting them get off that easy, they will be serving as Directors Emeritus for some time to come).

       [PHOTO]                                                 [PHOTO]

   MORRIS BERKOWITZ                                        PAUL P. WOOLARD

   Paul Woolard has served Lynch Corporation as a Director for 30 years. He came to the Board in 1968 when Lynch was under the auspices of Curtiss Wright. At that time, Lynch consisted solely of its glass machinery operation. Accordingly, Paul has been party to the Lynch story from the beginning with the acquisition of M-tron Industries in 1977 through the announcement of S.D. Warren in 1997. After ably serving our country as a pilot in the U.S. Army Air Force during World War II, Paul received a Bachelor of Arts degree from Columbia College. His career began as a Field Sales Trainee for Prince Matchabelli, Inc. and culminated 36 years later as President of Revlon, Inc. worldwide cosmetics and fragrances operations. Over the years, Paul devoted much time and effort to the March of Dimes, Boy Scouts, United Cerebral Palsy and continues to be active as a founding trustee of the Inner City Scholarship Fund. Paul served as Chairman of Lynch's Compensation Committee and provided significant guidance to Lynch's Audit Committee.

   Morris Berkowitz, who like Paul, during World War II served in the U.S. Army Air Force, holds a B.B.A. from C.C.N.Y. and J.D. from N.Y.U. He is a C.P.A. and is licensed to practice as an attorney. He spent his first 15 business years in the accounting firm of Martin Podoll & Company, ten years as a partner. He later became Vice President of Finance at Random House, Inc. and Vice President of Finance of LIN Broadcasting Corporation, steering that company through years of tremendous growth. Morris has been a Lynch Director for over ten years and has been especially helpful in Lynch's broadcasting ventures. Additionally, he is the proto-typical Chairman of an Audit Committee.

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

                                                   Mario J. Gabelli
                                                   Chairman of the Board and
                                                   Chief Executive Officer

                                                   March 30, 1998

                             PROPORTIONAL OWNERSHIP

   Another way to look at the company is to examine each of our businesses and to look at what share of those businesses we own. This methodology is known as "proportional ownership." Simply stated, what are the businesses Lynch owns, what are the revenues, EBITDA, debt and values. Those of us who are knowledgeable of cable TV are familiar with the concept.

1997 DATA
                                                                                       Traditional      Proportional
                                                                                       Accounting        Ownership
                                                                                          (000)            (000)
---------------------------------------------------------------------------------------------------------------------
Revenues--
    Telecommunications                                                                  $ 47,908         $ 43,080
    Broadcasting                                                                              --            5,194
    Services                                                                             146,154           74,465
    Manufacturing                                                                        273,474          208,439
                                                                                        --------         --------
                                                                                        $467,536         $331,178
                                                                                        ========         ========

EBITDA--Before Corporate Expenses
        and Special Charges
    Telecommunications                                                                  $ 24,134         $ 21,700
    Broadcasting                                                                              --            1,595
    Services                                                                               2,090            1,116
    Manufacturing                                                                         21,171           16,420
                                                                                        --------         --------
                                                                                        $ 47,395         $ 40,831
                                                                                        ========         ========

Cash--
    Telecommunications                                                                  $ 26,554         $ 22,808
    Broadcasting                                                                              --              542
    Services                                                                                 380              194
    Manufacturing                                                                          6,497            4,856
                                                                                        --------         --------
                                                                                        $ 33,431         $ 28,400
                                                                                        ========         ========

Debt--
    Telecommunications                                                                  $132,013         $121,384
    Broadcasting                                                                              --            8,409
    Services                                                                               4,460            2,272
    Manufacturing                                                                        119,900           88,633
                                                                                        --------         --------
                                                                                        $256,373         $220,698
                                                                                        ========         ========

   The proportional ownership amounts noted above, represents Lynch's proportional share of the reported revenues, EBITDA ("earnings before interest, taxes, depreciation and amortization"), cash (including marketable securities) and debt of the subsidiaries included in Lynch Corporation's consolidated financial statements and other significant minority-owned entities accounted for in the consolidated financial statements under the equity method.

   Accordingly, the above proportional ownership amounts represent Lynch's percentage interest in the entities full reported amounts for the respective period or date. That is, the proportional ownership of revenues and EBITDA represents the entity's reported results for the year ended December 31, 1997, multiplied by Lynch's ownership of that entity as of December 31, 1997. Proportional ownership of cash and debt represents cash and debt of that entity at December 31, 1997, multiplied by Lynch's ownership of that entity at December 31, 1997. The cash and debt amounts above exclude cash and debt at the Parent Company of $1.1 million and $24.9 million, respectively.

                     REPORT BY THE CHIEF FINANCIAL OFFICER

OBJECTIVE

   The stated and steadfast goal of Lynch Corporation is to grow the intrinsic value of the company by 25% annually. Integral to this strategy, we provide our shareholders with opportunities for direct participation in focused stand-alone entities, armed with the financial platform for continued growth. While Safety Railway and its success is the model, other examples of this strategy are the rights offering for Tremont Advisors, Inc. in 1992, the initial public offering of The Morgan Group, Inc. in 1993 and the dividend of East/West Communications, Inc. in 1997.

   The concept of intrinsic value is a long-term prescription for managing an enterprise based on the cash flow generating ability of a business and the collateral value of its assets. Lynch looks to achieve its growth goal via acquisitions, both strategic and opportunistic, and development of internal opportunities. We also look to optimize growth by structuring transactions in the most tax efficient manner and utilizing financial engineering skills.


ACQUISITIONS STRATEGY

   We look for value oriented investments and apply strict rate of return criteria to all potential acquisitions. An appropriate level of financial leverage is imperative to minimize our net investment and maximize returns. We will only participate in "friendly" transactions that will enable us to employ our management/shareholder partnership philosophy. We actively seek potential acquisitions that generally have the following characteristics:

-    domestic operations;

- basic business--no high technology, unless is related to what we know, or high research and development;

-    a franchise with a protected and/or dominant market position;

-    dependable and growing free cash flow;

-    no turnarounds or start-up companies; and

-    good management in place willing to continue with the business.

   On occasion, we will consider an acquisition which does not meet the foregoing criteria.

OPERATING PHILOSOPHY

   Once an acquisition is made, we cement a management/shareholder partnership by providing local management teams with an opportunity to acquire an interest in their respective business. It is our belief that managerial independence promotes efficiency and longevity of financial success. Incentive compensation plans coupled with stand-alone financing, reward management for operating the company entrepreneurially. As a result, operating expenses and capital expenditures are incurred only as prudently necessary. Moreover, each unit is self-motivated to attain high levels of customer satisfaction achieved through significant interaction between the operation and the consumer. Such satisfaction not only increases the value of local management investment, but also adds to the value of Lynch.

   Despite the managerial independence which our subsidiaries enjoy, it is essential that Lynch and each operating unit strive to achieve the same goals: to increase intrinsic value and shareholder wealth. Therefore, we maintain constant communication with each of our operating units as to the direction of the overall economy and, more specifically, the future of the industry in which they operate. Each business is empowered with the ability to leverage off its current operations and accelerate growth. The people at corporate allocate cash, provide long-term strategic vision to these businesses, support the efforts of these business to grow via acquisitions and provide overall financial guidance.

OUR STRUCTURE TODAY

   Lynch consists of an array of entrepreneurial operating entities, aligned as follows:

MULTIMEDIA                             SERVICES                                   MANUFACTURING
----------                             --------                                   -------------
Telecommunications                     The Morgan Group, Inc.                     Spinnaker Industries, Inc.
PCS                                                                               Lynch Display Technologies, Inc.
Broadcasting                                                                      M-tron Industries, Inc.

TELECOMMUNICATIONS

   Lynch Interactive has investments of 80% to 100% in eleven rural telephone properties throughout the United States and a 60% investment in one cable television operation. Lynch companies consist of 37,000 access lines, 4,700 cable television subscribers, 16,000 cellular POPs and 1,400 Direct Satellite TV subscribers. Pro forma for the full year inclusion of Upper Peninsula Telephone Company revenues and EBITDA for the telecommunications group were $50.1 million and $25.4 million for the year end December 31, 1997. At December 31, 1997, the Group had cash of $26.6 million and debt of $132.0 million. Lynch Interactive will look to continue to acquire and consolidate rural telephone companies throughout the United States as well as leverage off its operational and technical infrastructure and grow the company through the development of complementary revenue streams.

PERSONAL COMMUNICATIONS SERVICES ("PCS")

C-BLOCK LICENSES

   In late 1995, Lynch initiated the first leg of its personal communications services or "PCS," strategy. Through five separate 49.9%-owned limited partnerships, which were subsequently combined into one partnership, Fortunet, Lynch subsidiaries participated in the FCC's "C-Block" Auction of 30 MHZ of PCS spectrum (the so-called C-Block Auction). As a result of that auction, these partnerships acquired the rights to provide PCS service to selective geographic areas within the United States, covering a population of over seven million. The cost of these licenses was $216.2 million, or $30.76 per POP. The prices of the "C-Block" significantly exceeded expectations. As discussed below, petitions were filed with the FCC by the largest C-Block holders, including Fortunet, to restructure the terms of the license. As a result of petitions on September 26, 1997, the FCC provided a four option plan to provide the current C-Block holders with avenues to restructure their ownership interests. The FCC had originally provided that the C-Block licensees were required to decide which option they would choose by January 18, 1998. This date has been extended. On March 24, 1998, the FCC somewhat modified the four options and extended the deadline for bidders to choose an option until at least late May 1998. Our partners at Fortunet in consultation with Lynch's subsidiary are currently still deciding which option it will choose.

F-BLOCK LICENSES

   A Lynch subsidiary also participated in the subsequent F-Block Auction through a different 49.9% limited partnership. This partnership was high bidder in licenses that hold the right to provide PCS services of 10MHz of spectrum to selective geographic areas in the United States, covering a population of 20 million, including Los Angeles and Santa Barbara, California, Reno, Nevada, Washington, D.C., and Sarasota, Florida. The cost of these licenses was $18.9 million, or $0.95 per POP. A 39.9% interest in these properties were subsequently spun off to our shareholders, via a newly created entity called East/West Communications, Inc. The Lynch subsidiary provided $3.5 million of cash in the form of a subordinated loan to the partnership to acquire these licenses. A portion of this loan, including accrued interest and commitment fees, was contributed to the partnership and the remainder converted to a redeemable preferred stock with a par value of $7.8 million payable in 2009 at face plus pay in kind accrued dividends at 5% per annum. While East/West has certain financial and operating hurdles to overcome in the near term, we believe it is well positioned to take advantage of significant opportunities with its licenses.

OTHER PCS AND WIRELESS

   In the D & E Block auctions for PCS spectrum, a Lynch subsidiary provided bidding services and certain other advisory services to Rivgam Communicators, Inc. ("Rivgam"). In exchange for these services, the subsidiary will receive a 10% carried interest after a specific financial hurdle rate for the capital provided to Rivgam, in the future profitability of these licenses. In these auctions, Rivgam acquired 12 Licenses of 10 MHZ each covering a population of
33.1 million, for a total cost of $84.9 million, or $2.39 per POP including Los Angeles, California, Philadelphia, Pennsylvania, Washington, D.C., San Diego, California, Baltimore, Maryland (20 MHZ), and Buffalo, New York.

   In a subsequent Wireless Communications ("WCS") Auction, the Lynch subsidiary provided similar services to Bal/Rivgam for which it will receive a 5% carried interest after specific financial hurdle. This auction was for 10 MHZ of spectrum to be used for more advanced wireless voice and data communications to pin point a subscriber to any given locale. Bal/Rivgam acquired licenses covering a population of 42.1 million.

   In the current LMDS Auction, the Lynch subsidiary is providing similar services to BCK/Rivgam. The auction is for 1,300 GHz of spectrum and licenses will afford licensees the opportunity to offer a variety of services such as multichannel video programming, telephony, video communications and data services. The auction closed on March 25, 1998 and BCK/Rivgam was high bidder in licenses for Las Vegas, (1,300 GHz) and Reno (1,150 GHz), Nevada covering a population of 1.3 million for a net purchase price of $6.1 million. Subject to final grant Lynch will receive a 5% carried interest after specific financial hurdle in these licenses.

   While Lynch did not invest any funds to acquire these interests, we created these "hidden values" within Lynch Corporation by capitalizing on our experience gained in the C and F Block auctions.


BROADCASTING

   Lynch owns 50% (fully diluted) and 20% net interest in Stations WOI-TV and WHBF-TV, two network affiliated television stations, ABC and CBS, respectively. In recent transactions, network affiliates have been sold at a multiple of 12 to 14 times broadcast cash flow.

   In 1997, WOI's full year revenues and broadcasting cash flow were $8.2 million and $2.5 million, respectively. At December 31, 1997, it had a total cash and accounts receivable of $2.3 million and outstanding debt of only $11 million. WHBF's full year revenues and broadcasting cash flow in 1997 were $7.3 million and $3.0 million, respectively. At December 31, 1997, it had total cash and accounts receivable of $1.2 million and outstanding debt of only $15 million.

THE MORGAN GROUP, INC.

   Morgan is an outsourcer of services to the manufactured housing and recreational vehicle industries. Morgan Common Stock is listed on the American Stock Exchange. There are 2.6 million common shares outstanding, of which, Lynch Corporation owns 1.36 million, or 51%. Excluding all special charges, revenues and EBITDA in 1997 were $146.2 million and $2.7 million, respectively. At December 31, 1997, Morgan held cash and cash equivalents of $0.4 million and had $4.5 million debt outstanding.

SPINNAKER INDUSTRIES, INC.

   Spinnaker is a consolidator of manufacturing companies in the adhesive-backed industry. Lynch owns 4.5 million of the 7.1 million common shares outstanding. Pro forma 1997 revenues and EBITDA, including full year results of S.D. Warren and other pro forma adjustments were $294 million and $26.2 million, respectively, and pro forma at December 31, 1997, it had cash and cash equivalents of $6.0 million and total debt outstanding of $168.1 million.

LYNCH DISPLAY TECHNOLOGIES

   Lynch Display Technologies, Inc., through Lynch Machinery, currently produces glass presses and packaging machinery. For the three years ended December 1997, average revenues and EBITDA were $25.7 million and $4.8 million, respectively.

M-TRON INDUSTRIES, INC.

   M-tron Industries, Inc. produces quartz crystals and oscillators. For the three years ended December 31, 1997, average revenues and EBITDA were $20.5 million and $2.0 million, respectively.

PROJECT DOLLY

   We are in the process of creating two entities at Lynch. Lynch Interactive Corporation will consist of telecommunications, PCS, broadcasting and Morgan, and Lynch Corporation will continue to hold the manufacturing operations, though we will probably transfer 15% of the shares of Spinnaker Common Stock to Interactive. Each Lynch shareholder would receive one share of the spin-off company, Lynch Interactive Corporation, while maintaining each share of the remaining company.

   The spin-off would enable each group (Telecommunications and Manufacturing) to focus on its unique markets and growth opportunities and more effectively access capital. Each of these industries has different requirements for management, operations, infrastructure, capital, internal development and acquisitions. Each in turn captures different valuations, research and analysis from the financial and investment community.

   While growth opportunities in other aspects within Lynch have slowed the tax rulings necessary to implement the spin-off, if all conditions are satisfied, we expect to move forward with this plan, enabling our shareholders to maintain equity in both our manufacturing and telecommunications holdings. Both groups will continue to pursue and develop significant high growth opportunities with strong returns on equity.

FINANCIAL CHALLENGE

   Perhaps the most significant challenge facing Lynch over the coming year is developing additional financial resources for us to continue to grow. We will explore the use of various financial tools to provide efficient funding. Harvesting of current investments, access to public markets at the holding company and subsidiaries, and strategic and financial joint ventures with our PCS interests, will all be explored.

   One such strategy is a high yield debt offering for our telecommunications group. While such an offering would increase the cash cost of debt by 100 to 200 basis points, it would provide us with significantly more flexibility to allocate financial resources within the telecommunication group to the areas where they would most effectively grow the company. Additionally, it would significantly ease our access to additional debt instruments and/or markets.

CLOSING

   As we have traditionally done, our managing partners will share their insight into what they are doing to enhance and grow their individual operations and build toward the future. It's truly a pleasure to work with these individuals as well as all the talented and dedicated associates within the Corporation.

                                                    Robert E. Dolan
                                                    Chief Financial Officer

                         LYNCH INTERACTIVE CORPORATION


   Before I go on to the operations of Lynch Interactive, with great sadness, I note the passing of a significant contributor to the Lynch family of companies. During 1997, Jack C. Keen, our first partner in the telephone business, died.

   After spending over 30 years at various telephone companies, including Southwestern Bell and Contel, in 1973 J.C. branched out on his own and acquired Mogollan Mountains Telephone Company, a decrepit rural telephone system that served fewer than 600 subscribers through four exchanges strung out in the mountains north of Silver City, New Mexico. J.C. took that system and, virtually from scratch, built the state-of-the-art digital telecommunications system serving almost 6,000 subscribers and covering over 15,000 square miles. Through that time, he successfully piloted the company through many dramatic and challenging changes in both the regulatory and technological environment.

[PHOTO]

JACK C. KEEN

   J.C. was an extremely well respected industry player and was well known in Washington, D.C., as an articulate and outspoken advocate for the nation's small, independent telephone companies and their rural subscribers. In this capacity, he chaired and served on numerous committees over the years.Today, Western New Mexico Telephone Company is ably managed by Jackie Keen and Mary Beth Baxter, (J.C.'s daughter) but we will sorely miss his counsel.


STATISTICS--VIDEO, VOICE & DATA--DECEMBER 31, 1997

---------------------------------------------------------------------------------------------------------------------
                                         Access Lines/Subscribers                       Population        Telephony
---------------------------------------------------------------------------------------------------------------------
                                                                                                           Total
                          Telephony                           Alarm                                     Minutes of
 Operation                Wireline     Cable        ISP      Systems    DirectTV    Cellular     PCS        Use
---------------------------------------------------------------------------------------------------------------------
 Western New Mexico         5,941                    500                  1,390       8,182
---------------------------------------------------------------------------------------------------------------------
 Inter-Community            2,634                    110                              7,334
---------------------------------------------------------------------------------------------------------------------
 Cuba City                  1,698
---------------------------------------------------------------------------------------------------------------------
 Belmont                      806
---------------------------------------------------------------------------------------------------------------------
 Bretton Woods                491                     56
---------------------------------------------------------------------------------------------------------------------
 J.B.N.                     2,698                     80
---------------------------------------------------------------------------------------------------------------------
 Haviland                   4,043         194        207
---------------------------------------------------------------------------------------------------------------------
 Dunkirk & Fredonia        11,634                  2,553        569
---------------------------------------------------------------------------------------------------------------------
 Upper Peninsula            6,580
---------------------------------------------------------------------------------------------------------------------
 CLR Video                              4,466
---------------------------------------------------------------------------------------------------------------------
 Fortunet*                                                                                    7,297,743
---------------------------------------------------------------------------------------------------------------------
      1997 TOTAL           36,525       4,660      3,506        569       1,390      15,516   7,297,743   16,709M
---------------------------------------------------------------------------------------------------------------------
      1996 TOTAL           28,630       4,454        971        536       1,355
---------------------------------------------------------------------------------------------------------------------
      Growth 97/96           27.6%        4.6%       261%       6.2%        2.6%


* A Lynch subsidiary is a 49.9% limited partner in Fortunet.

   Lynch Interactive experienced growth in all its units in 1997. The traditional wireline business, referred to as Incumbent Local Exchange Carriers ("ILECs"), enjoyed a 4.3% increase in customer lines which grew to 36,525 from 35,020, pro forma for the acquisition of Upper Peninsula Telephone Company.

   Internet service is now available to 92% of our customers. The growth of this service in the last 12 months has been significant. 2,856 new customers have been added in 1997 for a growth rate of 439%.

   All units of Lynch Interactive are exploring new opportunities for growth especially in the area of Long Distance Reselling and Competitive Local Exchange Companies (CLEC's). I am pleased with the managements' positive attitude towards seeking out new ventures and fitting them into Lynch Interactive's overall strategy.

   On May 23, 1997, Lynch acquired all the remaining shares of Upper Peninsula Telephone Company ("UPTC") for a total purchase price of $26.5 million. UPTC is an ILEC which serves 6,580 access lines predominantly in the upper peninsula of Michigan. It's an outstanding company that serves several towns in the Lower and Upper Peninsula of Michigan such as Carney and Drummond Island. Full year 1996 revenues of UPTC were $8.5 million and EBITDA was $5.0 million. In addition to its landline telecommunications operation, UPTC owned two minority positions in cellular partnerships operating in Michigan. As a result of this transaction, UPTC was required to sell these properties to certain of its other partners for $6.3 million, net of income taxes. Accordingly, adjusting for cash on hand at the acquisition date, debt obligation assumed, and the net proceeds from the sale of the cellular interests, Lynch acquired UPTC for 3.5 times 1996 revenues and 1.3 times historical book value. But most importantly, we established ties with L.G. Matthews and his family who have operated in the upper portion of Michigan for over 35 years. The Matthews' helped pioneer the provision of telecommunication services to the communities in the upper peninsula of Michigan through the acquisition and development of telephone, cable, cellular and paging operations. Lynch is proud to welcome all of the employees of UPTC to our extended telephone family.

   Upon the retirement of L.G. Matthews, Calvin, his son, was appointed President of UPTC. Calvin has close to 30 years in the telephone business and will continue the strong tradition of providing outstanding service to UPTC customers.

   As explained more fully below, we liquified our investment in our DirectTV business in Wisconsin for cash and shares of Pegasus Communications, Inc.

   Additionally, our two telephone companies JBN and Haviland were merged in 1997 to form the Lynch Kansas Telephone Company.

   We believe the synergies between the two companies, operating in the same state and will provide efficiencies and lead to increased profitability of each company.

   After the completion of the merger, Robert Ellis, General Manager of Haviland retired at his request. Robert served the company with distinction and its his experience and leadership that has prepared Haviland to enter the 21st century as a leading edge communications provider.

   Gene Morris, General Manager of JBN, assumed the responsibility for both companies and was appointed President, Lynch Kansas Telephone Company.

   1998 will be the year when special emphasis will be devoted to growing the core business. CLEC's and Long Distance reselling should enhance the revenue growth with a minimum capital investment. We are looking forward to placing these two services in our overall product portfolio. "One-Stop-Shopping" remains our primary goal.


---------------------------------------------------------
 ACCESS LINES
 COMPANY                             1996       1997
---------------------------------------------------------
 Western New Mexico                 5,596      5,941
 Inter-Community                    2,555      2,634
 Cuba City/Belmont                  2,442      2,504
 Bretton Woods                        360        491
 Kansas Telephone
    JBN                             2,658      2,698
    Haviland                        3,890      4,043
 Dunkirk & Fredonia                11,129     11,634
 Upper Peninsula                    6,390      6,580
                                ---------  ---------
                                   35,020     36,525
---------------------------------------------------------


                           Eugene P. Connell
                           Chairman

                ACQUISITION OF UPPER PENINSULA TELEPHONE COMPANY

 [UPPER PENINSULA MAP]                              [LOWER PENINSULA MAP]

   On March 18, 1997, Lynch Corporation acquired Upper Peninsula Telephone Company from the Matthews family, who have operated the company since the early 1950s. Upper Peninsula serves approximately 5,100 access lines in the Upper Peninsula and 1,500 access lines in the Lower Peninsula of Michigan.


                  HISTORY OF UPPER PENINSULA TELEPHONE COMPANY

   Upper Peninsula Telephone Company ("UPTC"), Carney, Michigan, was incorporated on January 22, 1927 by various farming families in Menominee County, Michigan as three separate entities known as Nadeau Township Telephone Company, Faithorn Telephone Company, and Wallace Telephone Company.

   In the early 1950s, the Matthews family purchased the Wallace Telephone Company from local residents. Wallace Telephone Company at that time provided service to approximately 50 customers in the village of Wallace, Michigan. The company's second acquisition was in Marenisco, Michigan in the western portion of the Upper Peninsula.

   In the late 1950s, the Matthews family purchased the Nadeau Township and Faithorn Telephone Companies, and the names were changed to Upper Peninsula Telephone Company. After receiving funding from the Rural Electrification Administration (REA) in 1963, the company was able to purchase the Felch and Watson Exchanges. By the end of 1965, all six exchanges were provided with underground cable plant and converted from magneto to dial equipment switching. In 1967, the Matthews family formed the Drummond Island Telephone Company by purchasing the Drummond Island Exchange from General Telephone Company. The company grew to six exchanges by the end of 1972, serving two resort communities, one exchange on Lake Huron, and three forestry and farming communities. In September of 1983, the Drummond Island Telephone Company properties were merged with UPTC's to form a company with 18 exchanges. The company's latest acquisition consists of the previously unserved area known as Manistee River, located 90 miles south of Mackinaw City, Michigan, with digital service initiated in October 1992. These 56 residents went from using two-way and CB radios to 100% digital service.

   The company was basically formed by acquiring franchises for previously unserved areas which the Michigan Bell Telephone Company and General Telephone Company operating companies did not have an interest in due to a small customer base or lack of business entities.

   Today the company serves fifteen exchanges in the Upper Peninsula and four in the Lower Peninsula of Michigan, ranging in size from our Scott Point Exchange with 18 customers to the Chester Exchange with 1,056 customers, and provides telephone service to approximately 6,580 customers. UPTC's service areas cover 2,995 square miles, with 2,195 route miles of mainline facilities. The company serves three exchanges on the Wisconsin-Michigan border and one exchange which is on the Canadian border. The company was the first independent in the State of Michigan to provide service via the placement of underground facilities.

   UPTC has continued to strive to improve its communications services. We are proud to be serving all customers via American-made digital switching equipment manufactured by Redcom Laboratories, Inc. of Victor, New York. These facilities are providing 100% one-party service capabilities, Equal Access and E911 emergency services where availability of that service offering exists. Our cable plant facilities are 100% underground, and we are deploying local exchange fiber optic backbone and AFC subscriber facilities in four service areas.

   UPTC is headquartered in the Village of Carney, Michigan, and provides all of its corporate services from this location. UPTC has service personnel stationed in five outlying areas to serve the customers' needs. We would like to note that many of our employees serve in various capacities within the local community on a voluntary basis, including the rescue squad, Boy Scouts of America, township government and fire department. We welcome the following associates to the Lynch family:


ASSOCIATES

Richard Bingham, Robert Cocco, Richard DeVriendt, Joe Dombrowski, Louis DuPont, Vicki Fullerton, Blaine Gadda, Bart Hall, Linda Jeschke, Jeff Johnson, Rose Ann Klatt, Gordon Leese, Dirk Macco, Dolores Marklein, Calvin Matthews, Mandy Matthews, Caren Miller, Debbie Moreau, Mark Moreau, Dana Nakkula, Tammy Parrett, Tena Parrett, Tiffany Poupore, Linda Rhode, Becky Schetter, John Skufca, Val Sohr, Cathy Starzynski, Lori Thiry, Al Treiber, Mary Urbanc, Mike Warrner, Ron Wells, Lori Wolsker, Scott Zimmerman and Judi Zini.

                      WESTERN NEW MEXICO TELEPHONE COMPANY

   Western New Mexico Telephone Company ("Western") had another year of excellent access line growth and significant earnings. Western's regulated customer base grew 5.3% in 1997 to end the year with 5,941 access lines. Management anticipates that access line growth and earnings will continue to be strong.

   In 1997, Western began providing its customers the option of choosing their long distance provider by converting to equal access for both interstate and intrastate long distance services. Western continues to upgrade central office and outside plant facilities in order to accommodate our customer's telecommunications needs. Western strives to make certain our customers are not excluded from the information superhighway. Management has worked closely with the schools in our area to provide broadband capabilities. In addition, Western helped develop an action plan for the schools to participate in the new federal Universal Service Fund for schools and libraries. The new fund should help assure that schools serving rural areas, such as Western's, can provide students the same services as in the urban, metropolitan areas.

   Western's non-regulated operation, WNM Communications Inc. ("WNMC"), is rapidly expanding in the internet, paging and DBS satellite businesses. The DBS satellite business ended the year with 1,390 customers. WNMC began actively marketing internet access service in the latter part of 1997 and ended the year with 500 customers. Internet access service shows good promise for growth and expansion. WNMC began selling pagers and offering paging service late in 1997 and ended the year with approximately 40 paging customers. WNMC also expanded its full service offering by locating GTE Mobilenet, Lynch's cellular partner, inside WNMC's building.

   Although WNMC is still in its infancy, it will provide Western a strong presence in the Silver City market. This could be leveraged to provide competitive local exchange services or other competitive telecommunication offerings. Western's management is in the process of evaluating the business opportunities in these exciting service arenas.

   Western's management believes the future to be excellent in all phases of the telecommunications business and is actively pursuing its long-term growth objectives in both the regulated and non-regulated operations.

                                           Jack K. Keen
                                           Chairman


INTER-COMMUNITY TELEPHONE COMPANY

   The Inter-Community Telephone Companies serve 2,634 subscribers in southeastern North Dakota. We made several significant strides in 1997 toward building Inter-Community into a leading telecommunications player in its region.

   Some of our accomplishments were as follows:

- Our nine exchanges are now linked together with 165 miles of fiber-optic cable using a Northern Telecom DMS-10 host-remote configuration.

-    All exchanges have SS7 and CLASS capability.

-    All exchanges have converted to Equal Access.

- We established an Internet Service Provider not only to serve our current customer base, but extending to Valley City, a town with a population of three times our service area, whose telephone service is provided by US West.

     For 1998, we plan to construct another 30 miles of fiber-optic cable through Valley City, providing broadband capabilities to Sanborn and Tower City exchanges, as well as SONET capabilities to our customers, and interactive TV for several area schools in the region and laying the ground work for a CLEC operation in the near future.

                                                   Keith Andersen
                                                   General Manager

                           BELMONT TELEPHONE COMPANY
                      CUBA CITY TELEPHONE EXCHANGE COMPANY

   The year 1997 again proved to be a good one for both companies in several categories. Subscriber access lines grew 3% reaching a combined total of 2,504 at year end.

   During the fall of 1997, the two companies entered the final phase of their four year system upgrade. The project will be completed in the spring of 1998. The final phase of the Cuba City switch upgrade includes the addition of new subscriber services for enhanced calling features, voice mail, caller identification and added subscriber capacity. Concurrently, the Belmont central office is being converted to a remote switch functioning off Cuba City as a host.

   In 1996 and 1997, the company worked closely with the Cuba City High School in providing new technologies. The company donated a fiber optic communications link between the high school and elementary school and the classroom facilities for high school participation in "distance learning" which allows ten schools to share curriculum.

   In 1993, Lafayette County Satellite TV, Inc. was established as a sister company to both Cuba City and Belmont Telephone Company. Lafayette County acquired the right to provide DirectTV service to Lafayette County Wisconsin with a population of approximately 16,062 for $45,000. After three years of growing the business and attaining a level of 353 Subscribers, we made a decision to sell the operation to Pegasus Communications, Inc. for a combination of cash and stock with a total valuation of $373,000. Although we are optimistic about the future of the DirectTV business, the economies of running a small stand-alone operation plus the opportunity to generate financial resources to reinvest in other opportunities that are more complementary to our telephone operations led us to this decision to sell.

   The two companies are looking forward to the spring of 1998 when we will begin marketing new calling services.

                               Richard A. Kiesling
                               President


                        BRETTON WOODS TELEPHONE COMPANY

   Bretton Woods Telephone Company serves the Bretton Woods Resort Area in New Hampshire, location of the Mt. Washington Hotel, Bretton Woods Ski Areas, The Mt. Washington Cog Railway and approximately 255 condominiums.

   A Centrex system provides telephone service at the Ski Areas and the Mt. Washington Hotel's facilities, in a fully integrated property-wide system, thereby simplifying communication to all facilities.

   Total access lines have increased approximately 36% in 1997 to 491 from 360, due to the installation of these Centrex systems, as well as further condominium development. 1997 has seen the greatest increase in access lines in the history of Bretton Woods Telephone Company.

   Currently, we are renegotiating our infrastructure-sharing agreements with NYNEX/Bell Atlantic. These negotiations, and the total impact of the Telecommunications Act of 1996, are issues that, hopefully, will be resolved in 1998.

   The New Hampshire Public Utilities Commission has actively supported competition but, thus far, interconnection is a reality in NYNEX/Bell Atlantic serving areas only.

   We look forward to 1998 and anticipate further "Resort" telecommunications requirements for the Mt. Washington Hotel, should a proposed gambling bill pass.

   Bretton Woods Telephone Company's policy is to anticipate our customers' requirements and meet their expectations with a network and staff that provides state-of-the-art features and services.

                                           Nancy Hubert
                                           General Manager

                         LYNCH KANSAS TELEPHONE COMPANY

                         [MAP OF KANSAS SERVICE AREAS]


                             JBN TELEPHONE COMPANY

   During 1997, JBN Telephone Company increased its access lines by an additional 1.5% to 2,698 from 2,658. That growth can be attributed to a casino in our serving area that is in operation 24 hours a day.

   JBN began providing local Internet access to its 15 exchanges in the fourth quarter 1997. Due to an EAS route from one of our exchanges, we will also provide local Internet to a neighboring town served by another local exchange carrier. Due to fiber optic cable placement in a neighboring community outside the JBN service area, we are able to provide local Internet to the city's residents and school, in addition to industrial customers who have expressed interest in changing from their current Internet provider.

   Revenues in 1997 increased by $671,000, or 22% over the same period in 1996. Additionally, JBN converted all its offices to Equal Access and SS7 in February and March, and minutes billed to the interexchange carries have increased over 45% in 1997, further driving our increase in revenues. EBITDA increased by $771,000, or 38% to $2.8 million from $2.0 million.

   JBN is currently in discussions with Kinnet and three other independent telephone companies adjacent to JBN in northeast Kansas to explore the possibilities and advantages to fiber inter-connectivity between all companies.

   JBN Telephone Company's goal in 1998 is to increase our marketing efforts in order to better inform our customers of services currently available, as well as increase our scope of service. We believe 1998 will be another exciting and profitable year.


                           HAVILAND TELEPHONE COMPANY

   During 1997, Haviland Telephone Company added 153 additional access lines, an increase of approximately 4%. That growth can be attributed to the Eastern exchanges, which are benefitting from industrial and population growth coming out of Wichita. Additionally, the Company began offering local Internet access, and presently there are 207 Internet subscribers, some of which have requested second lines.

   Revenues at December 31, 1997 have increased by $119,000, or 3.3% over the same period in 1996. This increase is attributable to increased minutes of use billed to Interexchange Carriers, and an increase in local rates as part of the new Kansas Universal Service Fund.

                                                   Gene Morris
                                                   President

                      DUNKIRK & FREDONIA TELEPHONE COMPANY

   Dunkirk & Fredonia Telephone Company began 1997 with strong emphasis on marketing ourselves as the total communications supplier. Working with The Schutte Group, we have changed the name of our parent company to DFT Communications Corporation (hereafter DFT), and have moved away from the name that tied us to a particular geographic area. We have also changed our logo to reflect a uniform advertising campaign that identifies all of our services with DFT. The operation continues to include Dunkirk & Fredonia Telephone Company and wholly-owned subsidiaries, Cassadaga Telephone Corporation and Comantel, Inc., as well as the services they provide: Local Service, Long Distance, Cellular, Telephone and Security Systems, Paging, Internet and 2-way Radio Sales and Service.

   New products and services were added during 1997. Those services included a new dealer contract for Cellular service with Cellular One Sygnet and the addition of DFT Long Distance in which two CIC codes were opened for all of the Lynch companies to use. DFT Long Distance is expected to begin operation within our franchised area in the summer of 1998. Nineteen ninety seven also saw the expansion of our Comlink paging service into the Olean, NY market, as well as the addition of several dealers for Comlink Paging.

   DFT has experienced strong growth in several areas throughout the year. Netsync, the Internet Service of DFT, which was started in April of 1996, has seen an increase in subscribers of 1,582 during 1997. We enjoyed a positive swing in EBITDA of $189,000 going from a loss of $148,000 in 1996 to a profit of $41,000 in 1997. Access lines have also experienced growth at almost twice the normal rate. Dunkirk & Fredonia telephone lines increased by 4.0% and Cassadaga lines increased by 3.8% for a total combined growth of 505 access lines.

   In conjunction with the marketing program, a new product brochure was developed to aid customers with the products and services offered by DFT. 1998 is also the 100th anniversary of Dunkirk & Fredonia Telephone Company. A full color brochure was added to our 1997-98 Telephone Directory advertising our services and proud history.

   A newly remodeled building, at 38 Temple Street, was completed during 1997, and is located next to our Central Office. The building currently houses our Eagle Radio Technologies Group as well as some Sales offices.

   1998 promises to be a busy year for DFT. Our 100th Anniversary celebration kicks off in January with sales promotions and continues with scheduled events throughout the year. One event planned for July will be an Open House for the community and invited guests.

   New service offerings will continue to be brought forward including DFT Long Distance and the addition of CLASS services beginning in June of 1998.

   DFT will also continue to work toward providing our customers a combined bill, reinforcing our position as a one stop source for all communication needs and making our billing more simplified for the customer. DFT is also in the process of assisting one of our sister companies, Bretton Woods Telephone, with developing and providing billing service which should begin in August of 1998.

   The Internet continues to be an area of growth opportunity for Netsync as we continue to exceed our projections. We will seek to expand subscribers through acquisition and provisioning of service to other companies both within and outside New York State.

   Another highlight of 1998 will be for DFT to negotiate a contract extension with the State University College at Fredonia. DFT currently provides approximately 1,700 lines to the College. The College wishes to add additional lines and Centrex service is currently provided via an Individual Case Basis
(ICB).

   Industry perspectives are changing and DFT will have to position itself to be ready to compete in the market as a Competitive Local Exchange Carrier
(CLEC) or embrace competition through interconnection agreements. Partnering to provide service may become more of a necessity than an option as regulatory issues, such as Access Reform, Universal Service, Lifeline and other FCC and PSC changes, continue to erode revenues. Greater diversity and new revenue opportunities through new services or enhancement of services will help shape the customers' perception of keeping DFT a major player in the provisioning of communications services.

                                           Robert A. Maytum
                                           President & CEO

                       UPPER PENINSULA TELEPHONE COMPANY

   Upper Peninsula Telephone Company is the newest member of the Lynch telecommunications family, purchased on March 18, 1997. The company serves 19 exchanges covering 2,995 square miles between upper and lower Michigan. All of the exchanges have digital switching provided by Redcom Laboratories, Inc. of Victor, New York. As of December 31, 1997, the company serves 6,580 access lines, and increased its customer base by 3.1% during the year. Exchanges served are generally rural in nature with the exception of three exchanges which serve resort areas with fishing and/or PGA type quality golf courses.

   The economy in Michigan has seen a steady growth in recent years, and is projected to continue through the next few years. As families migrate from metropolitan areas to our rural location, our company should experience even more growth in its customer base.

   Our company continues to increase its investments, purchasing the latest technology to provide its customer base with state-of-the-art communications services. During 1997, plant investments consisted of 22 miles of fiber optic cable and 40 miles of copper cable plant, upgrading our Fence River and Grace Harbor Exchanges, along with the placement of AFC digital loop carrier systems. At year end, the company's investments resulted in the elimination of all multi-party services.

   From an industry and regulatory standpoint, 1997 offered many challenges and opportunities to increase the company's working experience. The Management of the company makes every effort to stay abreast of regulatory and industry changes which may affect the operation of the business. With many changes looming in 1998, the company is confident that it has the expertise to navigate these anticipated changes during 1998 and beyond.

   The company's Management will see another busy year from the standpoint of enhancing the services it offers its customers. We are looking forward to formulating a partnership to provide Internet access, increasing our customers' awareness of existing service offerings to generate revenue, and working with a consortium of telephone companies within the Upper Peninsula area for offering sky paging and toll related services. In addition, many companies operating within the state of Michigan are also involved in providing a state-wide network for various telecommunications services. As a member of this network, we're analyzing the viability of this relationship as it would meet the needs of our customers and continued profitability.

   The Management and staff at Upper Peninsula Telephone Company are proud of our many accomplishments during 1997, including our excellent customer service and ability to provide our customers a safe haven in an ever changing marketplace.

                                                  Calvin E. Matthews
                                                  Vice President


                               CLR VIDEO, L.L.C.

   CLR Video, L.L.C. completed 1997 operations in a better position than had been expected, both financially and in customer-base growth. We believe this was accomplished by adhering to our business plan, which had been developed around our belief in commitment, responsive customer and field service, improved system maintenance and system improvements. These actions helped to solidify our position with franchise authorities and customers.

   A very successful marketing effort stopped the customer attrition and netted a 5.1% gain in customer base, a major improvement over 1996, when we experienced a 4.6% loss.

   CLR's adherence to the business plan, coupled with a slight modification in 1997 capital expenditures, has facilitated continued improvements in operations.

   Revenues for 1997 have exceeded budget estimates. Expenses were slightly lower than budgeted, producing an improved bottom line and annual contribution to cash flow of $170 per customer, a 4.9% increase from the 1996 per customer contribution of $162. Forecasted 1998 cash flow per customer is expected to increase by 10%, to $187.

                                                  Robert C. Carson
                                                  President

                         FORTUNET COMMUNICATIONS, L.C.

PERSONAL COMMUNICATIONS SERVICES

   Personal Communications Services ("PCS") is a second generation low-cost digital wireless service utilizing voice, video or data devices that allow people to interact at anytime and virtually anywhere.

   Over the past three years, the Federal Communications Commission ("FCC") auctioned off approximately two thousand PCS licenses, a total of 120 MHZ of spectrum, falling within six separate frequency blocks labeled A through F. Frequency blocks C and F were designated by the FCC as "entrepreneurial blocks." Certain qualifying small businesses were afforded bidding credits in the auctions as well as government financing of the licenses acquired.

   For auction purposes, the FCC segmented the United States utilizing two different service areas based on Rand McNally's major trading areas ("MTAs") and basic trading areas ("BTAs"). MTAs divide the country into 51 contiguous, non-overlapping areas and were used in the A and B block auctions. BTAs divided the country in 493 contiguous, non-overlapping areas and were utilized in the C, D, E, and F block auctions.

   Under the FCC rules, one-third of the population covered by these licenses must be constructed within five years of the award of the licenses; and, two-thirds must be served within ten years. Failure to comply, could result in loss of the license.

   Starting December 1994, the FCC held its first simultaneous multiple round auctions for 99 licenses to provide broadband PCS over 30 MHZ of spectrum over the 51 major trading areas, A and B blocks. The auction concluded on March 13, 1995. In the spring of 1996, the FCC finalized the auction of 493 BTA licenses of 30 MHZ of spectrum on frequency block C, and in January 1997, the FCC concluded auctions for 1,479 BTA licenses for 10 MHZ of spectrum on frequency blocks D, E, & F.

                                   [GRAPHIC]

RESULTS OF AUCTION

   Lynch subsidiaries, as a limited partner in five small business entities, participated in the entrepreneurial C-Block auction. These partnerships were eligible for 25% bidding credits and ten year government financing at long-term Treasury rates. Lynch subsidiaries held a 49.9% equity interest in each of these partnerships and funding commitments for which they are to receive interest and commitment fees at stated rates.

   In the auction, these partnerships won a total of 31 licenses in 17 states covering a population of 7,029,291 million. Areas under license include the state capital cities, Tallahassee, Florida; Hartford, Connecticut; Des Moines, Iowa; and Cheyenne, Wyoming as well as selected areas of Georgia, Illinois, Idaho, Kansas, Maryland, Minnesota, New Hampshire, New Mexico, New York and Pennsylvania, Oregon, Texas, Virginia, and Wisconsin. These licenses were subsequently rolled into one partnership, Fortunet Communications, L.P., of which a Lynch subsidiary will has a 49.9% interest.

   The total cost of these licenses was $216.2 million, or $30.76 per 30 MHZ POP, after the 25% bidding credit. In addition, the FCC provided 10 year financing (principal amortizing quarterly in years seven through ten) at an interest rate of 7% (though the FCC staff has yet to figure out that the appropriate interest rate should be 6.51% of $194.6 million, or 90%, of the cost of the licenses acquired).

AFTERMATH OF THE AUCTION-REPRINTED VERBATIM FROM LYNCH'S THIRD QUARTER REPORT TO SHAREHOLDERS

   Before the conclusion of the C-Block auction, the FCC announced it would auction off significant additional spectrum. These subsequent and unforeseen, ill-conceived and ill-timed auctions have created the perception of a huge inventory of spectrum available to the marketplace, far beyond current needs. From Wall Street's point of view, the FCC's actions created the specter of unlimited supply of spectrum. These considerations, as well as other externally driven technological and market forces, have made financing of the build-out of these licenses through the capital markets much more difficult than previously anticipated. Indeed, the second largest acquirer of spectrum in the C-Block auction, Pocket Communications, which acquired licenses covering a population of 33.6 million at a cost of $1.4 billion, or $42.44 per POP, has filed for bankruptcy. In addition, on October 20, 1997,

General Wireless Inc., the third largest acquirer of spectrum in the C-Block auction which acquired licenses covering a population of 17.9 million at a cost of $1.1 billion, or $59.05 per POP, also filed for bankruptcy of its PCS subsidiaries. Other license holders are also reported to be in financial difficulty.

   Fortunet, as well as many of the license holders from this auction, had petitioned the FCC for relief in terms of (a) resetting the interest rate to the appropriate rate at that time; (b) further reducing or delaying the required debt payments in order to afford better access to capital markets; and (c) relaxing the restrictions with regard to ownership structure and alternative arrangements in order to afford these small businesses the opportunity to more realistically restructure and build-out their systems. The response from the FCC, which was announced on September 26, 1997, afforded licenses holders a choice of four options, but, in our opinion, provided little, if any, concrete relief to the license holders.


YOUR CHAIRMAN'S OBSERVATIONS

   In the bidding evaluation process for spectrum, certain assumptions were made regarding the future supply of spectrum that would be available for voice and data. These were compiled with other financial, tax and operating assumptions. Certain of the assumptions proved incorrect--particularly regarding the tax deductions available to Lynch and, more importantly, the actual supply of spectrum the FCC would permit in the marketplace. The FCC's action on September 26, 1997, failed to address the linkage between the capital market and the fundamental supply/demand issue.

   We believe the prudent action for our shareholders is to stop any further cash drain. The philosophical jousting among the regulators and the liquidity confusion in the marketplace is unlikely to be resolved by January 15, 1998, the current deadline for C-Block holders to select an option offered under the current FCC plan. In addition, we believe the "reauction" of the C-Block PCS licenses, currently scheduled for Spring 1998, will create lingering uncertainty.


REMAINING INVESTMENT IN FORTUNET

   Lynch's subsidiary has a net book value associated with its remaining investment in, loans to, and deferred costs associated with Fortunet of $20.3 million. Under the FCC's response on September 26, 1997, four courses of action were provided to the C-Block license holders, one of them being resumption of principal and interest payments. The ramifications of choosing the other three courses of action could result in Fortunet ultimately forfeiting either 30%, 50%, or 100% of its current investment in these licenses. While Fortunet is still examining what action, if any, it will take with respect to these options and will continue to look for ways to finance and build out this spectrum, the management of Lynch felt it prudent to provide for a 30% reserve of its investment at this time, as this represents management's estimate of the impairment of this investment given the available alternatives. At the same time, we must point out that the "New FCC" (four of the five current FCC Commissioners have been appointed since the September 26th action) may determine it appropriate to take a fresh look at this issue.


UPDATE

   On March 24, 1998, the FCC modified the four options that had been previously provided. As part of this modification, the FCC provided the C-Block licensee somewhat more flexibility in choosing the application of these options to the licenses awarded. The deadline for the C-Block licensees to submit their choices, though not yet established, will most likely be in late May 1998. The modification to these options does not impact our previously provided for reserve for impairment and, Fortunet, in concert with the Lynch subsidiary, is still evaluating what options it will choose.

                                  BROADCASTING

   Lynch currently has ownership interests in two network affiliated television stations; Station WOI-TV and Station WHBF-TV. Station WOI-TV is an ABC affiliate which serves the Des Moines, Iowa media market, the 72rd largest in the United States with 372,000 households. Station WHBF-TV is a CBS affiliate which serves the Quad-Cities media market in Rock Island and Moline, Illinois, and Davenport and Bettendorf, Iowa, the 88th largest market in the United States with 299,000 total households.

   Philip J. Lombardo is our partner in both these ventures. Phil is a well known industry player with over thirty-five years of experience in operating broadcasting properties.


STATION WOI-TV

   In 1994, Capital Communications Corporation acquired the assets of Station WOI-TV from Iowa State University. Lynch Corporation owns 49% of the common shares outstanding and a convertible preferred share, which when converted, will bring Lynch's common share ownership to 50%. Lynch's initial investment in Station WOI-TV was $13.25 million in the form of Senior Debt, Subordinated Notes, Preferred Stock, Convertible Preferred Stock and Common Stock. Less than one year later, all funds were returned to Lynch, including interest at the stated rates, save for the $250,000 anticipated long-term investment in the common and convertible preferred.

   Reflecting lower prime time ratings by ABC versus the other networks, WOI reported lower revenues and EBITDA versus the previous year. Revenues during 1997 were $8.2 million and broadcast cash flow was $2.5 million. The 1996 amounts were $8.9 million and $2.9 million, respectively.

   As evidenced in television history, the networks success in prime time has always cycled up and down and we firmly believe, under the guidance of the Walt Disney Company, ABC will begin an up trend in the near future. In addition, WOI has recently enacted several management changes, which is expected to support the anticipated network upswing with improved local results. From a broader perspective, we continue to believe this station is well positioned both geographically and operationally.


STATION WHBF-TV

   In 1986, Lynch made an initial investment in Station WHBF-TV of $7.0 million in the form of subordinated notes and a 20% partnership equity interest. Over the years, due to the success of the station, the majority of the subordinated notes were repaid along with the stated interest. In 1997, as part of a major refinancing, the remaining principal and interest associated with the subordinated notes was repaid, leaving Lynch with a net $250,000 remaining investment in our original partnership interest.

   Revenues during 1997 were $7.3 million and broadcast cash flow was $3.0 million, in line with the 1996 amounts of $7.1 million and $3.0 million, respectively.


PERSPECTIVE

   We have long believed in the intrinsic value of local network-affiliated television stations. This belief caused us to make substantial investments in both these properties at the time of their initial acquisition. Their subsequent success resulted in the return of substantially all of our initial investment at reasonable rates of return. Today we reap the benefit of our commitments; we hold investments in two extremely valuable properties at a minimal cost basis to Lynch. Under current accounting rules, these values are not reflected in our reported financial statements, but represent a significant "hidden value" within Lynch Corporation.

                             THE MORGAN GROUP, INC.

   The Morgan Group, Inc. ("Morgan") and its wholly owned subsidiaries, Morgan Drive Away, Inc., Interstate Indemnity Company and Morgan Finance Company realized a profit rebound in 1997. Aided by the December 1996 acquisition of Transit Homes of America, a major manufactured housing transporter, and the disposition of its money-losing, capital intensive Truckaway division, Morgan's EBITDA rose 56% to $2.7 million in 1997, up from $1.7 million in 1996, prior to special charges in both years. (After special charges, 1997 EBITDA rose to $2.1 million, up from a loss of $1.8 million in 1996).

   Despite this significant improvement in earnings, we are far from satisfied with Morgan's level of profitability. We have worked to build a company that is a leader in its chosen market niches--we arrange for almost 30% of the nation's manufactured housing deliveries from manufacturer to dealer--and have moved aggressively into outsourcing transportation services for recreational and commercial vehicles manufacturers, modular office producers, semi-trailer manufacturers and lessors, retailers, and other private fleet operators. As a market leader, serving the growing dominant producers and providing those customers with the best service, highest insurance protection and a national network of offices, we expect to continue to build our business--and expand our margins.

   Since 1992 we have grown our top line from $67 million to $146 million--a respectable 17% per year. Our margins have not kept a steady pace, however, and bettering our profitability will be a continuing focus in the years immediately ahead. We plan to accomplish this by continuing to implement our three platform strategy:

   (1) Consolidation: Morgan is the long-time industry leader in its market, arranging for the shipment of manufactured houses. We have built a number one market share over the years by forging a reputation for quality service, and we will continue to leverage that by acquisitions and by growing with our current customers who dominate their markets--companies such as Oakwood Homes, Fleetwood Enterprises, Winnebago, Champion Enterprises, Redman Homes, Palm Harbor, and Cavalier Homes. We also are building toward a number one market share in semi-trailer delivery and selected driver outsourcing markets.

   (2) Restructuring: As we sharpen our focus in manufactured housing and outsourcing, and having completed the closing/selling of Truckaway, we not only cut out a drag on operating income but also generated positive cash flow from the sale of assets. Now, we have set upon a path to cut our centralized overhead, including our selling, general, and administrative costs, and are determined to pare duplicative field expenses as well. While Year 2000 issues present a challenge, our information systems can be made more efficient and less costly.

   (3) Outsourcing: We intend to capitalize on the growing trend toward manufacturers' outsourcing the arrangement of transporting their vehicles. This is an estimated $500.0 million market, involving the annual shipment of some 750,000 new commercial and recreational vehicles - buses, vans, garbage trucks, motor homes, fire engines, UPS and FedEx vehicles and the like. Increasingly, manufacturers are turning to outside specialists to deliver their products to the point of sale or worksite. This, like manufactured housing shipment, is a highly fragmented industry, marketed by dozens of small companies and only a few national competitors capable of providing full service to the largest manufacturers. Our experience and network of terminals around the country provide an outstanding opportunity for developing this market.


INDUSTRY OVERVIEW AND OUTLOOK

   The Morgan Drive Away core operation is the leading provider of outsourcing transportation for the manufactured housing, recreational vehicle and commercial truck industries in the United States. Morgan Drive Away also facilitates the moving of a variety of other goods such as commercial vehicles, motor homes, modular offices, semi-trailers and the like.

   We believe that a combination of factors bode well for the long-term health of the industries we serve. High quality new products, attractive demographics, healthy consumer confidence levels, and, a relatively short supply of rental apartments are favorable trends in manufactured housing. The national trend toward outsourcing in many American industries fits into our strategy of providing services to some of the most rapidly growing companies in the country.Having cut away unprofitable operations and focusing on our areas of leading market position and growth, we believe Morgan's future is bright. The industries served are expanding, our most important customers are the leaders within those industries, and the company's financial wherewithal and commitment to maximizing shareholder value should result in above-average operating gains in 1998 and beyond.

                                                      Charles C. Baum
                                                      Chairman

                           SPINNAKER INDUSTRIES, INC.

   Spinnaker is a leading manufacturer and marketer of adhesive carton sealing tape and adhesive-backed label stock, primarily for the carton sealing tape and pressure sensitive label stock markets. Our strategy is to focus on the growing pressure sensitive markets for industrial tape and label stock applications, while pursuing acquisitions within the adhesive-backed materials industry that complement its existing businesses. Three businesses are grouped into two principal categories that accounted for the following percentages of net sales for the year ended December 31, 1997: industrial tape 53% and adhesive-backed label stock 47%.

   Spinnaker's industrial tape business is conducted through its Central Products subsidiary, which was founded in 1917. Central Products, is a leading manufacturer of carton sealing tape and offers the broadest line. It estimates that it has a greater than 50% share of the water sensitive carton sealing tape market, where its revenues are more than twice those of its next largest competitor. In the pressure sensitive carton sealing tape market, it is one of the three largest manufacturers for carton sealing tape applications, and believes that it is the only manufacturer of all pressure sensitive technologies (acrylic, hot melt and natural rubber), which provides Central with a competitive advantage by allowing it to meet the broadest range of application requirements of its customers. Its branded and private label products are used primarily for commercial packaging applications and are sold through its national sales force to over 1,500 paper and office products distributors nationwide, including the largest national distributors of paper products, for resale to over 20,000 end users. Spinnaker maintains particularly strong relationships with Unisource Worldwide, Inc. ("Unisource") and xpedx (a division of International Paper Co.), formerly known as ResourceNet International, which are among the largest distributors of paper and office products in the United States. Central supplies each of Unisource and xpedx with a full line of their own private label carton sealing tape products. Spinnaker believes that its arrangements with key customers are evidence of its leading position in the carton sealing tape market, which is due in part to Spinnaker being the only one-stop manufacturer of private label products in the carton sealing tape market.

   Spinnaker's adhesive-backed label stock business is conducted through Spinnaker Coating, Inc. (formerly known as Brown-Bridge Industries, Inc.) which was founded in 1928. With the recent acquisition of the Pressure Sensitive Business from S.D. Warren Company, Spinnaker Coating is the fifth largest manufacturer of adhesive-backed label stock in the United States. It is the only manufacturer of all adhesive-backed paper technologies (pressure, water and heat sensitive), which enables Spinnaker Coating to provide a broad range of standard and custom coating solutions that meet the design specifications of its customers. Spinnaker Coating primarily manufactures custom, low-volume, pressure sensitive products used for speciality applications, whereas the Pressure Sensitive Business manufactures standard, high volume, pressure sensitive products, which complements its product line. Spinnaker Coating, on a pro forma basis, offers a full line of more than 2,000 variations of adhesive-backed label stock and sells its products in roll and sheet form to over 1,000 printers, paper merchants, industrial users and major forms manufacturers and distributors. These major forms manufacturers and distributors purchase high volumes of standard pressure sensitive products manufactured by the Pressure Sensitive Business. Customers convert its label stock into labels used for a broad range of end use applications, including bar-coding, mailing and shipping, packaging for pharmaceutical, food and other consumer products, office identification and business forms, postage stamps stock, decorative labels and other specialty industrial uses. Spinnaker
Coating is the largest supplier of pressure sensitive postage stamp stock for use by the United States Postal Service.

   Spinnaker expects to benefit from strong growth in the adhesive-backed materials industry, particularly in pressure sensitive applications in its principal markets for carton sealing tape and adhesive-backed label stock. Despite lower than expected industry growth during 1997, according to independent studies, demand for pressure sensitive tape for packaging and sealing applications is projected to grow at an average rate of approximately 6.3% per year, and demand for pressure sensitive label stock is projected to increase at an average rate of approximately 8.3% per year.

   Spinnaker also manufactures and markets industrial process equipment and air pollution control scrubbers through its Entoleter, Inc. ("Entoleter") subsidiary. Spinnaker is exploring strategic alternatives with respect to Entoleter to improve shareholder value, including the possible sale or spin-off of Entoleter.

                                                            Richard J. Boyle
                                                            Chairman

                        LYNCH DISPLAY TECHNOLOGIES, INC

   Lynch Corporation formed Lynch Display Technologies in 1997 to focus resources on growth opportunities in the electronic display industry. Electronic displays involve rapidly-changing technologies in the fields of flat panel and cathode ray tubes for televisions, computer screens, electronic signs, automobile panels and numerous other applications. Lynch Display Technologies concentrates in the capital equipment and components sector of this global market.

   The long-term strategy of Lynch Display Technologies is to acquire and develop a group of growth companies in the electronic display industry. The company is continually evaluating investment and strategic opportunities from a broad and growing field of technology firms. To ensure that the company is focused on emerging technologies with the highest growth potential, Lynch Display Technologies has created a Scientific Advisory Board chaired by Dr. Samuel Musa, PhD., executive director of the University of Michigan's Center for Display Technology. The other member at this time is Dr. Christopher Summers, PhD, director of the Center for Phosphor Excellence at Georgia Tech in Atlanta.

   Lynch Display Technologies currently has one operating company, Lynch Machinery in Bainbridge, Georgia. To reflect the broader range of services and products offered by the company, Lynch Machinery has been renamed Lynch Systems, Inc. Lynch Systems designs, manufactures and markets a sophisticated array of glass-forming equipment and industrial controls systems for cathode ray tube and non-display glass manufacturers. The company exports in excess of 95% of its products outside the United States, with the vast majority produced for customers in China, Korea, Indonesia and India. Although Lynch Systems requires that all transactions be conducted in U.S. dollars, the company has been affected by the significant economic upheaval and downturn in key Asian markets, most importantly Korea and Indonesia. Financial and currency issues have caused customers in these markets to postpone capital expenditure programs involving the purchase of glass-pressing and industrial control systems from Lynch Systems. As a result, company revenues and operating income declined from 1996. Revenues declined from $26. 1 million in 1996 to $18.7 million in 1997. EBITDA dropped from $4.9 million in 1996 to $1.9 million in 1997. After-tax earnings declined from $1.9 million in 1996 to $.9 million in 1997.

   Lynch Systems has launched several strategic initiatives to increase revenues and profitability in 1998 and beyond. The company is focusing on developing long-term supply and service relationships with every major producer of cathode ray tube glass in the world. These services include design, engineering, manufacturing, installation management and maintenance of capital equipment and controls.

   Lynch Systems has also launched key product development initiatives to regain technological dominance in its historic markets of non-display glass forming equipment for consumer and commercial glass. Lynch Systems currently has less than a two percent share of this global market and expects to increase its share significantly with new product and marketing initiatives.

   In December, the company accepted the resignation of Bob Pando as President and Chief Executive Officer of Lynch Systems. Lynch thanks Bob for his ten years of service in Bainbridge. Mark L. Cushing, President and CEO of Lynch Display Technologies and assistant to the Chairman of Lynch Corporation, was named acting President/CEO of Lynch Systems. A search is underway for a permanent President.

                                                   Mark L. Cushing
                                                   Assistant to the Chairman

                               M-TRON INDUSTRIES


HIGHLIGHTS

   - M-tron continued to pursue and grow its share in the telecommunications and wireless communications marketplace with it applications specific products.

   - The implementation of the Team Concept has developed to the point that the next phase is being organized and will be put into effect in the immediate future. This procedure has significantly increased M-tron's ability to meet market demands for competitive, on time delivery.

   - Several new products were introduced and an advanced research and development project was initiated primarily applicable to the telecommunications market sector.


THE ORGANIZATION

   The sales organization was restructured into three managerial directives:

   OEM (Original Equipment Manufacturers) and Contract Manufacturing. With contract manufacturing of ever increasing importance and design-ins at the OEM level critical.

   Telecommunications. Fast becoming the major sales area, M-tron's top customers are telecommunications companies. Much of the product development that is currently taking place, and will continue to be so, is for this market segment. This area requires a special technical knowledge of the marketplace, its product requirements and the customers' technical direction.

   Distribution. M-tron has contracts with several of the top distributors in the country along with some second tier area distributors. Unlike OEM/Contract Manufacturing, or Telecommunications, distribution requires a different set of disciplines to sell in this market segment. Once purchasing in high volume and selling in low volume, distributors now operate almost the same as manufacturer's representatives.

   In confirmation of this sales approach, OEM new orders grew 20%, distribution grew 23%, telecommunications grew 28%, and contract manufacturing grew 39% in 1997 over 1996 new orders in like category.

   In addition, the M-tron Hong Kong office, in its third year, has shown significant gains selling primarily to contract manufacturers in the Pacific Rim countries who assemble products primarily of United States OEM's origin. This office also does its own quality control and is successfully incorporating off shore purchasing for the Hong Kong office and for M-tron USA. These activities include purchasing of standard product to M-tron's specifications and the research and purchase of new product offerings developed in the Far East as well as to coordinate and find new quality sources in the Far East, including China.


PRODUCT DEVELOPMENT

   The principle product area that resulted in significantly increased sales was that of manufactured oscillators. This manufactured product is expected to grow approximately 40% in 1998 primarily driven by new products introduced in 1997 principally directed at the telecommunications market sector. In addition, M-tron initiated the development of a technologically advanced product that is being coordinated by M-tron's Chief Scientist and a globally recognized expert in telecommunication frequencies for application in PCS and cellular base stations, multiple channel multipoint distribution systems, wireless LAN systems and wireless meter reading for such applications as gas, water, and electrical wireless systems. These new product characteristics and specifications exceed that of known SAW (Surface Acoustical Wave) device applications for such markets.


1997 OPERATIONS PERFORMANCE

   Continuing efforts in 1997 as expressed in the 1996 Annual Report, M-tron realized an increase in new orders from $16.2 million to $23.0 million or 42%, while sales increased from $18.4 million in 1996 to $22.8 million in 1997, or 24%. Net income increased from $677,000 in 1996 to $1,006,000 in 1997, or 49%, while EBITDA increased from $ 1.7 million in 1996 to $2.2 million in 1997, or 25%.

   M-tron will continue its team development, introduce new products, both sourced in the Far East and designed at its Yankton facility, and emphasize its efforts in the Telecommunications and Wireless Communications markets. By doing so, and capturing an increased share of its major customers business, M-tron expects that it will continue its growth path in 1998 and beyond. In so doing, M-tron expects to incorporate a major amount of automation into its processes in the coming year.

   M-tron would like to take this opportunity to thank its employees, its suppliers, the Yankton Community and, of course, its most valued customers, for the understanding and support that resulted in M-tron's 1997 performance which has laid the groundwork for profitable growth in the years to come.

                                                         Martin J. Kiousis
                                                         President

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

YEAR 1997 COMPARED TO 1996

   Revenues increased to $467.5 million in 1997 from $451.9 million in 1996, a 4% increase. Acquisitions made during late 1996 and early 1997 in the multimedia and service segments were the most significant contributors to this increase. In the multimedia segment, revenues increased by $19.3 million to $47.9 million from $28.6 million in the previous year. Dunkirk and Fredonia Telephone Company, which was acquired on November 26, 1996, contributed $10.3 million compared to $0.9 million in 1996. Upper Peninsula Telephone Company, control of which was acquired on March 18, 1997, contributed $7.2 million to this segment's revenue increase. In the services segment, revenues of $21.2 million resulting from the acquisition of Transit Homes of America, Inc. on December 31, 1996, offset by lower "Truckaway" revenues, was the primary contributor to the revenue increase at The Morgan Group, Inc. In the manufacturing segment, revenues decreased by $17.6 million reflecting order short-fall at Lynch Systems, Inc. (formerly known as Lynch Machinery, Inc.), of $7.4 million; revenue short-fall at all three units of Spinnaker of $14.5 million; and partially offset by improved revenues at M-tron of $4.4 million.

   Earnings before interest, taxes, depreciation and amortization (EBITDA) increased to $45.8 million in 1997 from $33.9 million in 1996, a $11.9 million, or a 35% increase. Operating segment EBITDA (prior to corporate management fees and expenses) grew to $47.4 million from $36.3 million, a 31% increase. The manufacturing segment represented 46% of EBITDA, or $21.2 million, a decrease of $1.6 million versus 1996. While all of the other components of the manufacturing segment had increases, they were more than offset by lower EBITDA at Lynch Systems of $3.2 million when compared to 1996 results due to lower sales volume of the extra-large glass presses. The services segment had EBITDA of $2.1 million versus negative EBITDA of $1.8 million in 1996 predominately due to special charges recorded at Morgan of $3.5 million in 1996 and $.6 million in 1997. The multimedia segment contributed $24.1 million or 52.7% of total EBITDA versus $15.3 million in 1996 due to the effects of the acquisition of Dunkirk & Fredonia Telephone Company and Upper Peninsula Telephone Company.

   Operating profits for 1997 were $24.8 million, an increase of $7.8 million, or 46.3%, versus 1996. Operating profits in the services segment increased by $4.3 million due to the same factors impacting EBITDA. There were also increases in the multimedia and corporate segments operating profits of $5.2 million and $.9 million offset by a decline in the manufacturing segment of $2.5 million.

   Investment income decreased by $.2 million to $2.0 million in 1997 versus 1996. The decrease was related to lower dollar investments generating current income.

   Interest expense increased by $6.5 million in 1997 when compared to 1996. The increase is due primarily to the full year effect of financing the acquisitions of Dunkirk and Fredonia Telephone Company, the acquisition of Upper Peninsula Telephone Company and the Subordinated Notes issued by Spinnaker in October 1996.

   In 1997, Lynch provided a reserve of 30% of the investment in, loans to, and deferred costs associated with its subsidiary's 49.9% equity ownership in Fortunet Communications, L.P. ("Fortunet"), a partnership formed to acquire, construct and operate licenses for the provision of personal communications services ("PCS") in the so-called C-Block Auction. Such write-off amounted to $7.0 million, or $4.6 million after tax benefit.

   In May 1996, the FCC concluded the C Block Auction for 30-megahertz of broadband spectrum across the United States to be used for PCS. PCS is the second generation of low-cost digital wireless service utilized for voice, video and data devices. In the C-Block Auction, certain qualified small businesses were afforded bidding credits as well as access to long-term government financing for a substantial portion of the cost of the licenses acquired.

   As a result of this auction, Fortunet acquired 31 licenses in 17 states covering a population ("POP") of 7.0 million. The total cost of these licenses was $216 million, or $30.76 per POP, after the 25% bidding credit. The U.S. Government lent licensees 90% of the net cost of the licenses. Events during and subsequent to the auction, as well as other externally driven technologies and market forces, have made financing of the Government installment debt and the development of these licenses through the capital markets much more difficult than previously anticipated.

   Fortunet, as well as many of the license holders from this auction, has petitioned the FCC for relief in terms of (1) resetting the interest rate to the appropriate rate at the time; (2) further reducing or delaying the required debt payments in order to afford better access to capital markets; and (3) relaxing the restrictions with regard to ownership structure and alternative arrangements in order to afford these small businesses the opportunity to more realistically restructure and build-out their systems. The response from the FCC which was announced on September 26, 1997, and modified on March 26, 1998, afforded license holders a choice of four options, one of which was the resumption of current debt payments which had been suspended earlier this year. The ramifications of choosing the other three courses of action could result in Fortunet ultimately forfeiting either 30%, 50%, or 100% of its current investment in these licenses. While Fortunet is still examining what action, if any, it will take with respect to these options and will continue to look for ways to finance and develop this spectrum, the management of the Company provided for a 30% reserve of its investment at this time, as this represents management's estimate of the impairment of this investment given the current available alternatives.

   The 1997 tax benefit of $.7 million, includes federal, state and local taxes and represents an effective rate of 21.4% versus 40.8% effective tax provision rate in 1996. The difference in the effective rates is primarily due to the effects of state income taxes and the amortization of goodwill.


YEAR 1996 COMPARED TO 1995

   Revenues increased to $451.9 million in 1996 from $333.6 million in 1995, a 35.5% increase. Acquisitions made during late 1995, principally in the manufacturing segment, were the most significant contributors to the increase. In the manufacturing segment, revenues increased by $103.4 million to $291.1 million versus $187.7 million in 1995, or 55%. Central Products Company, which was acquired on October 4, 1995, contributed $126.4 million in 1996 versus $30.6 million in 1995. 1996's manufacturing revenues also reflect $26.1 million from Lynch Systems, a decrease of $6.2 million when compared with 1995 results. This decline was a result of lower production activities associated with extra-large glass presses versus 1995. Three extra-large glass presses were shipped in 1996 versus eleven in 1995. The services segment, which represents 29.3% of total revenue, increased by $9.9 million from 1995 or 8%. In the multimedia segment, which represents 6.3% of total revenue, revenues increased by $5.0 million. The inclusion of CLR Video for the full year($1.4 million), increased revenues at Western New Mexico($1.8 million) and the acquisition of Dunkirk & Fredonia Telephone ($.9 million) were the major factors contributing to the growth in the multimedia segment.

   Earnings before interest, taxes, depreciation and amortization (EBITDA) increased to $33.9 million in 1996 from $31.1 million in 1995, a $2.8 million, or a 9% increase. Operating segment EBITDA (prior to corporate management fees and expenses) grew to $36.3 million from $34.0 million, a 7% increase. The manufacturing segment represented 67% of EBITDA or $22.8 million, an increase of $5.7 million versus 1995. The full year inclusion of Central Products whose EBITDA contribution was $10.9 million in 1996 versus $2.7 million in 1995 accounted for $8.2 million of the increase. This increase was offset by lower EBITDA at Lynch Systems of $2.6 million when compared to 1995 results due to lower sales volume of the extra-large glass presses. The services segment had negative EBITDA of ($1.8) million versus $4.7 million in 1995. The decline was attributable to (a)a $3.5 million loss reserve taken by Morgan relating to the closing of the Truckaway Division and related real estate and (b) a decrease in recreational vehicle margins due to reduced demand and higher driver pay and insurance claims. The multimedia segment contributed $15.3 million or 45.0% of total EBITDA versus $12.3 million in 1995.

   Operating profits were $16.9 million in 1996, a decrease of $2.9 million or 15% versus 1995. Operating profits in the services segment declined by $6.6 million due to the same factors impacting EBITDA. This decline was partially offset by improvements in the manufacturing, multimedia and corporate segments of $1.5 million, $1.7 million and $.5 million, respectively.

   Investment income decreased by $.9 million to $2.2 million in 1996 versus 1995. The decrease was related to lower dollar investments generating current income.

   Interest expense increased by $6.2 million in 1996 when compared to 1995. The increase is due primarily to the full year effect of financing the acquisition of CPC in late 1995.

   Gain on sales of subsidiary and affiliate stock increased by $5.1 million in 1996. This increase is the result of the conversion of a $6.0 million Spinnaker
Note into Spinnaker Common Stock in 1996 and other transactions.

   The 1996 tax provision of $3.0 million, included federal, state and local taxes and represents an effective rate of 40.8% versus 39.2% in 1995.

   Results of discontinued operations reflect the disposal of Tri-Can International, a manufacturer of packaging machinery. The assets sold consisted primarily of inventory and intangibles. As a result of this disposal, a loss of $.5 million net of taxes and minority interest was recorded. In addition, the operating results of Tri-Can have been classified as discontinued operations and result in net operating losses of $.3 million in 1996 versus $.3 million in 1995.

   Loss on early extinguishment of debt, net of taxes and minority interest, resulted in an extraordinary charge to income of $1.3 million in 1996. The early extinguishment of debt is the result of Spinnaker Industries issuing $115 million of senior secured debt due in 2006. The debt proceeds were used to extinguish substantially all bank debt, bridge loans and lines of credit at Spinnaker and its major operating subsidiaries.


FINANCIAL CONDITION

   As of December 31, 1997, the Company had current assets of $152.8 million and current liabilities of $96.8 million. Working capital was therefore $56.0 million as compared to $41.6 million at December 31, 1996 and increased primarily due to the acquisition of Dunkirk & Fredonia Telephone Company and Upper Peninsula Telephone Company.

   Capital expenditures were $21.8 million in 1997 and $25.5 million in 1996 as 1996 included the installation of a silicone paper coating machine at Spinnaker Coating. Overall 1998 capital expenditures are expected to be approximately $2.0 million to $3.0 million above the 1997 level.

   At December 31, 1997, total debt was $281.1 million, which was $20.3 million more than the $260.8 million at the end of 1996, primarily due to the acquisition of Upper Peninsula during 1997. Debt at year end 1997 included $231.2 million of fixed interest rate debt, at an average cash interest rate of 8.9% and $49.9 million of variable interest rate debt at an average interest rate of 8.7%. Additionally, at December 31, 1997 the Company had $48.1 million in unused short-term lines of credit of which $34.5 million was attributed to Spinnaker, and $3.3 million of which was attributable to Morgan. Subsequent to year end, Spinnaker increased its working capital facility from $40.0 to $60.0 million and $45.0 million of the facility was drawn down to fund the acquisition of S.D. Warren's pressure sensitive business. Certain restrictive covenants within the debt facilities at both Spinnaker and Morgan limit their ability to provide the parent company with significant funding. As of December 31, 1997, the Parent Company had borrowed $22.7 million under two short-term lines of credit facilities. The lines currently total $24.5 million. These funds were primarily used to fund the bids by partnerships in the PCS Auctions and fund a portion of the purchase price of Upper Peninsula Telephone Company. These short-term lines of credit expire May 15, 1998 ($14.5 million) and December 29, 1998 ($10.0 million). Management anticipates that these lines will be renewed for one year but there is no assurance that they will be.

   Backlog in the manufactured products segment at December 31, 1997 was $30.9 million versus $20.9 million at the end of 1996. Backlog at Lynch Systems was $18.6 million at December 31, 1997, and $6.6 million at December 31, 1996. Included in the current backlog is a $16 million glass press order from a international customer. The customer has currently alerted the Company not to proceed with construction on these presses until notified and Lynch Systems does not expect significant production during 1998.

   Since 1987, the Board of Directors of Lynch has authorized the repurchase of 300,000 common shares. At December 31, 1997, Lynch's remaining authorization is to repurchase an additional 69,000 shares of common stock.

   The Board of Directors has adopted a policy not to pay cash dividends, and such policy is reviewed annually. This policy takes into account the long term growth objectives of the Company, especially its acquisition program, shareholders' desire for capital appreciation of their holdings and the current tax law disincentives for corporate dividend distributions. Accordingly, no cash dividends have been paid since January 30, 1989 and none are expected to be paid in 1998.

   Lynch Corporation maintains an active acquisition program and generally finances each acquisition with a significant component of debt. This acquisition debt contains restrictions on the amount of readily available funds that can be transferred to Lynch Corporation from its subsidiaries.

   On March 17, 1998, Spinnaker Coating-Maine, Inc. acquired the pressure sensitive adhesive-backed label stock business of S.D. Warren ("Pressure Sensitive Business" or "the Acquisition"). The Pressure Sensitive Business manufactures and markets label stock primarily for the EDP segment of the label stock market and generated $62.1 million of net sales and operating profit of $5.8 million on a historical basis for the fiscal year ended October 1, 1997. The purchase price was approximately $52 million, plus the assumption of certain liabilities and was funded by issuing the seller a subordinated note of $7.0 million and from Spinnaker's amended $60 million revolving credit facility. The subordinated note bears interest at 10% per annum and 30% is due on March 31, 1999 with the remainder due March 31, 2000, subject to certain postponement and acceleration provisions. The note is convertible into Spinnaker common stock at a price of $25.00 per share, subject to certain adjustments.

   A subsidiary of the Company has a minority position in an entity, Fortunet Communications, Inc. ("Fortunet") to which it has funding commitments. Fortunet participated in the auction conducted by the Federal Communications Commission for 30 megahertz and broadband spectrum to be used for personal communications services, the so-called "C-Block" Auction. In this auction, Fortunet acquired 30 licenses to provide personal communications services to geographic areas of the United States with a total population of 7.0 million. The cost of these licenses was $216.2 million, $194.6 million of the cost of these licenses was funded via a loan from the United States Government. The loan requires quarterly interest payments at 7% (the Company argues strenuously that the interest rate should have been 6.51%, the applicable treasury rate at the time the licenses were awarded), and with quarterly principal amortization in years 7 through 10. As of December 31, 1997, the subsidiary had invested $598,000 in partnership equity and $24.0 million in loans; as well as possible funding commitments to provide an additional $17.6 million in loans. The subsidiary is currently evaluating its funding alternatives and options in light of the current FCC proposals (see below) and has not yet determined how it will go forward with regard to the funding commitments. There are many risks associated with personal communications services. In addition, funding aspects of acquisition and development of licenses plus the amortization of the license, could significantly and materially impact the Company's reported net income over the next several years.

   Fortunet, as well as many of the license holders from this auction, has petitioned the FCC for relief in terms of (1) resetting the interest rate to the appropriate rate at the time; (2) further reducing or delaying the required debt payments in order to afford better access to capital markets; and (3) relaxing the restrictions with regard to ownership structure and alternative arrangements in order to afford these small businesses the opportunity to more realistically restructure and build-out their systems. The response from the FCC, which was announced on September 26, 1997, afforded the license holders a choice of four options, one of which was the resumption of current debt payments which had been suspended earlier this year. The ramifications of choosing the other three courses of action could result in the Company's subsidiary ultimately forfeiting either 30%, 50%, or 100% of its current investment in these licenses. On March 24, 1998, the FCC modified the four options, with a date not earlier than late May 1998, for the "C-Block" license holders to notify the FCC of its choice of options. While Fortunet is still examining what action, if any, it will take with respect to these options, and will continue to look for ways to finance and develop this spectrum, the Company provided for a 30% reserve of its investment at this time, as this represents management's estimate of the impairment of this investment given the current available alternatives.

   The Company has initiated a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs or programs utilized by vendors to the Company that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. Of the Company's subsidiaries, the most potential exposure exists at the telephone companies, both with the switching equipment and third party billing vendors, and at Morgan. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. However, if such modifications and conversions are not completed timely, the Year 2000 problem may have a material impact on the operations of the Company. The Company cannot yet estimate the cost of such modifications or conversions.

   In December, 1996, the Company's Board of Directors announced that it is examining the possibility of splitting, through a "spin-off", either its communications operations or its manufacturing operations. A spin-off could improve management focus, facilitate and enhance financings and set the stage for future growth, including acquisitions. A spin-off could also help surface the underlying values of the company as the different business segments appeal to differing "value" and "growth" cultures in the investment community. There are a number of matters to be examined in connection with a possible spin-off, including tax consequences, and there is no assurance that such a spin-off will be effected.

   The Company has a significant need for resources to fund the operation of the parent company, meet its current funding commitments and fund future growth. Lynch is currently considering various alternative long and short-term financing arrangements. One such alternative would be to sell a portion or all of certain investments in operating entities either directly or through an exchange debt instrument. Additional debt and/or equity financing vehicles at the parent company and/or subsidiaries are also being considered. While management expects to obtain adequate financing resources to enable the company to meet its obligations, there is no assurance that such can be readily obtained or at reasonable costs.

LYNCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

                                                                                                            December 31
                                                                                                         1997           1996
                                                                                                       -------         -------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $ 33,557       $ 33,946
   Marketable securities and short-term investments   . . . . . . . . . . . . . . . . . .                   985          2,156
   Trade accounts receivable, less allowances of $1,448 and $1,525 in 1997 and 1996, respectively includes $1,776 and $9,624 of costs in excess of
     billings at 1997 and 1996, respectively  . . . . . . . . . . . . . . . . . . . . . .                54,480         52,963
   Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                35,685         36,859
   Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                17,993          5,571
   Other current assets   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                10,059          8,598
                                                                                                       --------       --------
     TOTAL CURRENT ASSETS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               152,759        140,093
PROPERTY, PLANT AND EQUIPMENT:
   Land     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 1,742          1,367
   Buildings and improvements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                25,272         21,334
   Machinery and equipment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               190,579        157,025
                                                                                                       --------       --------
                                                                                                        217,593        179,726
   Accumulated depreciation   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               (60,064)       (46,707)
                                                                                                       --------       --------
                                                                                                        157,529        133,019

EXCESS OF COSTS OVER FAIR VALUE OF NET ASSETS ACQUIRED  . . . . . . . . . . . . . . . . .                73,257         69,206

INVESTMENTS IN AND ADVANCES TO PCS ENTITIES . . . . . . . . . . . . . . . . . . . . . . .                25,448         34,116

OTHER ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                14,645         16,186
                                                                                                       --------       --------

TOTAL ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $423,638       $392,620
                                                                                                       ========       ========

                            See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)

(IN THOUSANDS)

                                                                                                             December 31
                                                                                                         1997           1996
                                                                                                      ----------     ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Notes payable to banks   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              $ 29,021       $ 19,158
   Trade accounts payable   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                21,381         20,998
   Accrued interest payable   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   886          1,230
   Accrued liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                33,969         28,663
   Customer advances  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 2,249          6,382
   Current maturities of long-term debt   . . . . . . . . . . . . . . . . . . . . . . . .                 9,302         22,030
                                                                                                       --------       --------
     TOTAL CURRENT LIABILITIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                96,808         98,461

LONG-TERM DEBT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               242,776        219,579

DEFERRED INCOME TAXES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                33,764         22,389

MINORITY INTERESTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                13,839         13,268

SHAREHOLDERS' EQUITY:
   Common Stock, no par or stated value:
   Authorized 10 million shares
     Issued 1,471,191 shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 5,139          5,139
   Additional paid-in capital   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 8,644          8,417
   Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                23,414         26,472
   Treasury stock of 54,143 and 80,157 shares, at cost  . . . . . . . . . . . . . . . . .                  (746)        (1,105)
                                                                                                       --------       --------

TOTAL SHAREHOLDERS' EQUITY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                36,451         38,923
                                                                                                       --------       --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  . . . . . . . . . . . . . . . . . . . . . . .              $423,638       $392,620
                                                                                                       ========       ========


                            See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                       Year ended December 31
                                                                                 1997          1996           1995
                                                                            -----------   ------------    -----------
SALES AND REVENUES:
   Multimedia   . . . . . . . . . . . . . . . . . . . . . . . . . . .       $   47,908     $   28,608     $   23,597
   Services   . . . . . . . . . . . . . . . . . . . . . . . . . . . .          146,154        132,208        122,303
   Manufacturing  . . . . . . . . . . . . . . . . . . . . . . . . . .          273,474        291,064        187,727
                                                                            -----------   ------------    -----------
                                                                               467,536        451,880        333,627
                                                                            -----------   ------------    -----------
COSTS AND EXPENSES:
   Multimedia   . . . . . . . . . . . . . . . . . . . . . . . . . . .           35,363         21,435         17,889
   Services   . . . . . . . . . . . . . . . . . . . . . . . . . . . .          135,431        127,236        111,672
   Manufacturing  . . . . . . . . . . . . . . . . . . . . . . . . . .          227,621        241,683        147,497
   Selling and administrative   . . . . . . . . . . . . . . . . . . .           44,334         44,586         36,722
                                                                            -----------   ------------    -----------
OPERATING PROFIT  . . . . . . . . . . . . . . . . . . . . . . . . . .           24,787         16,940         19,847
                                                                            -----------   ------------    -----------
Other income (expense):
   Investment income  . . . . . . . . . . . . . . . . . . . . . . . .            2,048          2,203          3,070
   Interest expense   . . . . . . . . . . . . . . . . . . . . . . . .          (23,461)       (17,011)       (10,844)
   Share of operations of affiliated companies  . . . . . . . . . . .              154            119            398
   Reserve for impairment of investment in PCS license holders  . . .           (7,024)            --             --
   Gain on sales of subsidiary and affiliate stock  . . . . . . . . .              169          5,146             59
                                                                            -----------   ------------    -----------
                                                                               (28,114)        (9,543)        (7,317)
                                                                            -----------   ------------    -----------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
   INCOME TAXES, MINORITY INTERESTS AND
   EXTRAORDINARY ITEM   . . . . . . . . . . . . . . . . . . . . . . .           (3,327)         7,397         12,530
Benefit (provision) for income taxes  . . . . . . . . . . . . . . . .              713         (3,021)        (4,906)
Minority interests  . . . . . . . . . . . . . . . . . . . . . . . . .             (264)           418         (2,155)
                                                                            -----------   ------------    -----------

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
   EXTRAORDINARY ITEM   . . . . . . . . . . . . . . . . . . . . . . .           (2,878)         4,794          5,469
Discontinued operations:
   Loss from operations of discontinued Lynch Tri-Can International
     (less applicable income taxes of $149 and $220 and minority
     interest effects of $29 and $36 in 1996 and 1995, respectively)                --           (263)          (324)
   Loss on disposal of Lynch Tri-Can International (less applicable
     income taxes of $167 and minority interest effect of $54)  . . .               --           (487)            --
                                                                            -----------   ------------    -----------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM . . . . . . . . . . . . . . .           (2,878)         4,044          5,145
Loss on early extinguishment of debt, net of income tax
   benefit of $953 and minority interest effect of $495 . . . . . . .               --         (1,348)            --
                                                                            -----------   ------------    -----------
NET INCOME (LOSS) . . . . . . . . . . . . . . . . . . . . . . . . . .       $   (2,878)    $    2,696     $    5,145
                                                                            -----------   ------------    -----------
Weighted average shares outstanding . . . . . . . . . . . . . . . . .        1,415,000      1,388,000      1,379,000
                                                                            ===========   ============    ===========
Basic earnings per share:
   Income (loss) from continuing operations before
     extraordinary item   . . . . . . . . . . . . . . . . . . . . . .       $    (2.03)    $     3.45     $     3.96
Loss from discontinued operations . . . . . . . . . . . . . . . . . .               --           (.54)          (.23)
Extraordinary item  . . . . . . . . . . . . . . . . . . . . . . . . .               --           (.97)            --
                                                                            -----------   ------------    -----------
NET INCOME (LOSS) . . . . . . . . . . . . . . . . . . . . . . . . . .       $    (2.03)    $     1.94     $     3.73
                                                                            ===========   ============    ===========
Diluted earnings per share:
   Income (loss) from continuing operations before
     extraordinary item   . . . . . . . . . . . . . . . . . . . . . .       $    (2.03)    $     3.41     $     3.89
   Loss from discontinued operations  . . . . . . . . . . . . . . . .               --           (.53)          (.23)
   Extraordinary item   . . . . . . . . . . . . . . . . . . . . . . .               --           (.96)            --
                                                                            -----------   ------------    -----------
NET INCOME (LOSS) . . . . . . . . . . . . . . . . . . . . . . . . . .       $    (2.03)    $     1.92     $     3.66
                                                                            ===========   ============    ===========



                            See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)

                                                                                         Year ended December 31
                                                                                 1997          1996            1995
                                                                              ---------      -------        ---------
OPERATING ACTIVITIES
Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . .         $ (2,878)       $ 2,696        $ 5,145
Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
     Depreciation and amortization  . . . . . . . . . . . . . . . . .           21,045         16,981         11,276
     Amortization of deferred financing charges   . . . . . . . . . .              632             --             --
     Extraordinary charge on early extinguishment of debt   . . . . .               --          1,348             --
     Net effect of purchases and sales of trading securities  . . . .            1,171          9,276          2,079
     Deferred taxes   . . . . . . . . . . . . . . . . . . . . . . . .           (3,751)         2,082            201
     Share of operations of affiliated companies  . . . . . . . . . .             (154)          (119)          (398)
     Minority interests   . . . . . . . . . . . . . . . . . . . . . .              264           (500)         2,119
     Morgan special charge  . . . . . . . . . . . . . . . . . . . . .               --          3,500             --
     Gain on sale of stock by subsidiaries  . . . . . . . . . . . . .             (169)        (5,146)           (59)
     Reserve for impairment in investment in PCS license holders  . .            7,024             --             --
     Changes in operating assets and liabilities,
          net of effects of acquisitions:
            Receivables   . . . . . . . . . . . . . . . . . . . . . .           (1,357)           407         (3,704)
            Inventories   . . . . . . . . . . . . . . . . . . . . . .            1,174         (3,374)         1,539
            Accounts payable and accrued liabilities  . . . . . . . .           (1,342)         3,743         10,417
            Other   . . . . . . . . . . . . . . . . . . . . . . . . .            2,426         (1,810)        (1,437)
                                                                              ---------        -------      ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES . . . . . . . . . . . . . .           24,085         29,084         27,178
                                                                              ---------        -------      ---------

INVESTING ACTIVITIES
   Acquisitions (total cost less debt assumed and cash
     equivalents acquired):
          Personal Communications Services Partnerships   . . . . . .            1,644        (27,106)        (7,010)
          Dunkirk and Fredonia  . . . . . . . . . . . . . . . . . . .               --        (17,788)            --
          Central Products Company  . . . . . . . . . . . . . . . . .               --             --        (85,072)
          Upper Peninsula Telephone Company   . . . . . . . . . . . .          (24,968)            --             --
          Other . . . . . . . . . . . . . . . . . . . . . . . . . . .               --         (7,813)        (8,048)
   Capital expenditures   . . . . . . . . . . . . . . . . . . . . . .          (21,828)       (25,518)       (19,569)
   Investment in Coronet Communications Company   . . . . . . . . . .            2,995             --             --
   Investment in Capital Communications, Inc.   . . . . . . . . . . .               --             --          3,000
   Sale of investments in Cellular partnerships   . . . . . . . . . .            8,576             --             --
   Other      . . . . . . . . . . . . . . . . . . . . . . . . . . . .              (31)        (1,597)        (1,349)
                                                                              ---------      -------        ---------
NET CASH USED IN INVESTING ACTIVITIES . . . . . . . . . . . . . . . .          (33,612)       (79,822)      (118,048)
                                                                              ---------      -------        ---------


                            See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(DOLLARS IN THOUSANDS)

                                                                                      Year ended December 31
                                                                                 1997          1996           1995
                                                                                -------       ------         ------
FINANCING ACTIVITIES
   Issuance of long-term debt   . . . . . . . . . . . . . . . . . . .            25,027        166,358         90,167
   Payments to reduce long-term debt  . . . . . . . . . . . . . . . .           (26,634)      (101,708)        (4,720)
   Net borrowings, lines of credit    . . . . . . . . . . . . . . . .             9,863          7,797          3,718
   Deferred financing costs   . . . . . . . . . . . . . . . . . . . .                --         (7,139)            --
   Sale of treasury stock   . . . . . . . . . . . . . . . . . . . . .               672            755             --
   Sale of minority interests   . . . . . . . . . . . . . . . . . . .                --          3,642           (220)
   Other    . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               210           (942)          (164)
                                                                                -------       --------       --------
NET CASH PROVIDED BY FINANCING ACTIVITIES . . . . . . . . . . . . . .             9,138         68,763         88,781
                                                                                -------       --------       --------

Net increase (decrease) in cash and cash equivalents  . . . . . . . .              (389)        18,025         (2,089)
Cash and cash equivalents at beginning of year  . . . . . . . . . . .            33,946         15,921         18,010
                                                                                -------       --------       --------
Cash and cash equivalents at end of year  . . . . . . . . . . . . . .           $33,557       $ 33,946       $ 15,921
                                                                                =======       ========       ========



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(DOLLARS IN THOUSANDS)
                                                                    Common                        Additional
                                                                     Stock          Common         Paid-in      Retained
                                                                  Outstanding        Stock          Capital     Earnings
                                                                 -------------     ---------     -----------   -----------
Balance at December 31, 1994  . . . . . . . . . . . . . . .        1,378,658         $5,139          $8,037        $18,631
   Issuance of treasury stock   . . . . . . . . . . . . . .                5             --              --             --
   Capital transactions of the Morgan Group Inc.  . . . . .               --             --            (164)            --
   Net income for the year  . . . . . . . . . . . . . . . .               --             --              --          5,145
                                                                 -----------       --------      ----------    -----------
Balance at December 31, 1995  . . . . . . . . . . . . . . .        1,378,663          5,139           7,873         23,776
   Issuance of treasury stock   . . . . . . . . . . . . . .           12,371             --             584             --
   Capital transactions of the Morgan Group Inc.  . . . . .               --             --             (40)            --
   Net income for the year  . . . . . . . . . . . . . . . .               --             --              --          2,696
                                                                 -----------       --------      ----------    -----------
Balance at December 31, 1996  . . . . . . . . . . . . . . .        1,391,034          5,139           8,417         26,472
   Capital transactions of the Morgan Group, Inc.   . . . .               --             --             (86)            --
   Issuance of treasury stock   . . . . . . . . . . . . . .           26,014             --             313             --
   Dividend of East/West Communications, Inc.   . . . . . .               --             --              --           (180)
   Net loss for the year  . . . . . . . . . . . . . . . . .               --             --              --         (2,878)
                                                                 -----------       --------      ----------    -----------
Balance at December 31, 1997  . . . . . . . . . . . . . . .        1,417,048         $5,139          $8,644        $23,414
                                                                 ===========       ========      ==========    ===========



                            See accompanying notes.

LYNCH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997

1. ACCOUNTING AND REPORTING POLICIES

Principles of Consolidation   The consolidated financial statements include the
accounts of Lynch Corporation ("Company" or "Lynch") and entities in which it has majority voting control. Investments in affiliates in which the Company does not have majority voting control are accounted for in accordance with the equity method. All material intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company has a significant need for resources to fund the operations of the holding company, meet its current funding commitments (see Note 5) and fund future growth. The Company is currently considering various alternative long and short-term financing arrangements. One such alternative would be to sell a portion or all of certain investments in operating entities either directly or through an exchangeable debt instrument. Additional debt and/or equity financing vehicles are also being considered. While management expects to obtain adequate financing resources to enable the Company to meet its obligations, there is no assurance that such can be readily obtained or at reasonable costs.

Cash Equivalents   Cash equivalents consist of highly liquid investments with a maturity of less than three months when purchased.

At December 31, 1997 and 1996, assets of $19.9 million and $14.4 million, which are classified as cash and cash equivalents, are invested in United States Treasury money market funds for which affiliates of the Company serve as investment managers to the respective Funds.

Marketable Securities and Short-term Investments   Marketable securities and
short-term investments consist principally of U.S. Treasury obligations, and preferred and common stocks and bonds. At December 31, 1997 and 1996, all marketable securities and United States Treasury money market funds classified as cash equivalents were classified as trading, with the exception of certain equity securities in 1997 and 1996 with carrying values of $1.0 million and $.9 million, respectively, which were classified as available-for-sale. Trading and available-for-sale securities are stated at fair value with unrealized gains or losses on trading securities included in earnings and unrealized gains or losses on available-for-sale securities included in a separate component of shareholders' equity. Unrealized gains of $169,000, $628,000 and $408,000 on trading securities has been included in earnings for the years ended December 31, 1997, 1996, and 1995, respectively. There was no adjustment to shareholders' equity for the available-for-sale securities at December 31, 1997, 1996 and 1995, respectively.

The cost of marketable securities sold is determined on the specific identification method. Realized gains of $229,000, $102,000 and $529,000, and realized losses of $9,000, $112,000 and $108,000 are included in investment income for the years ended December 31, 1997, 1996, and 1995, respectively.

Properties and Depreciation Property, plant and equipment are recorded at cost and include expenditures for additions and major improvements. Maintenance and repairs are charged to operations as incurred. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets which range from 3 years to 35 years. For income tax purposes, accelerated depreciation methods are used.

Excess of Cost Over Net Assets of Companies Acquired   Excess of cost over net
assets of companies acquired (goodwill) is being amortized on a straight-line basis over periods not exceeding forty years. The Company periodically reviews goodwill to assess recoverability, and impairments would be recognized in operating results if a permanent diminution in value were to occur. The Company measures the potential impairment of recorded goodwill by the undiscounted value of expected future cash flows in relation to its net capital investment in the subsidiary. Based on its review, the Company does not believe that an impairment of its goodwill has occurred.

Multimedia   Multimedia revenues include local and intrastate telephone company service revenues which are subject to review and approval by state public utility commissions, and long distance network revenues, which are based upon charges to long distance carriers through a tariff filed by the National Exchange Carriers Association with the Federal Communications Commission. Revenues are based on cost studies for the Company's exchanges, and have been estimated pending completion of final cost studies.

Services   Service revenues and related estimated costs of transportation are recognized when transportation of the manufactured housing, recreational vehicle or other product is completed.

Liability insurance is maintained with a deductible amount for claims resulting from personal injury and property damage. Provisions are made for the estimated liabilities for the self-insured portion of such claims as incurred.

Manufacturing   Manufacturing revenues, with the exception of certain long-term contracts discussed below, are recognized on shipment.

Research and Development Costs   Research and development costs are charged to
operations as incurred. Such costs were $1,022,000 in 1997, $1,627,000 in 1996 and $1,673,000 in 1995.

Earnings Per Share In 1997, the Financial Accounting Standards Board issued Statement ("SFAS") No. 128, Earnings per Share. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented in accordance with, and where appropriate, restated to conform to the SFAS No. 128 requirements.

Accounting for Long-Term Contracts   Lynch Systems, Inc., a 90% owned
subsidiary of the Company is engaged in the manufacture and marketing of glass forming machines and specialized manufacturing machines. Certain sales contracts require an advance payment (usually 15% of the contract price) which is accounted for as a customer advance. The contractual sales prices are paid either (i) as the manufacturing process reaches specified levels of completion or (ii) based on the shipment date. Guarantees by letter of credit from a qualifying financial institution are required for most sales contracts.

Because of the specialized nature of these machines and the period of time needed to complete production and shipping, Lynch Systems accounts for these contracts using the percentage-of-completion accounting method as costs are incurred.

Impairments   Effective January 1, 1996, the Company adopted SFAS No. 121
"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company periodically assesses the net realizable value of its long-lived assets and evaluates such assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. For assets to be held, impairment is determined to exist if estimated undiscounted future cash flows are less than the carrying amount. For assets to be disposed of, impairment is determined to exist if the estimated net realizable value is less than the carrying amount.

Stock Based Compensation   During 1996, the Company adopted SFAS No. 123,
"Accounting for Stock Based Compensation". SFAS No. 123 establishes a fair value method of accounting and reporting standards for stock based compensation plans. However as permitted by SFAS No. 123, the Company has elected to continue to apply the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Under APB No. 25, if the exercise price of the Company's employee stock options was not less than the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company is required to disclose the pro forma net income (loss) and net income (loss) per share as if the fair value method defined in SFAS No. 123 had been applied to all grants made on or after January 1, 1995. See Note 10 for pro forma disclosures.

Fair Value of Financial Instruments   Cash and cash equivalents, trade accounts
receivable, short-term borrowings, trade accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. The carrying amount of the Company's borrowings under its revolving lines of credit approximates fair value, as the obligations bear interest at a floating rate. The fair value of other long-term obligations approximates cost based on borrowing rates for similar instruments, excluding the Spinnaker senior-secured debt with a carrying value of $115 million and a fair value of approximately $119 million at December 31, 1997, based on quoted market prices for similar securities.

Reclassifications   Certain amounts in the 1996 and 1995 financial statements
have been reclassified to conform to the 1997 presentation.

Recent Accounting Pronouncements   In June 1997, the FASB issued SFAS No. 130,
Reporting Comprehensive Income, which is effective beginning in 1998. SFAS No. 130 establishes standards for reporting and display for comprehensive income and its components. Comparative periods are required to be reclassified to reflect the provisions of the Statement. The adoption of this Statement will not affect earnings as previously reported.

In June 1997, the FASB also issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This new Statement requires disclosure of selected financial and descriptive information for each operating segment based on management's internal organizational decision-making structure. Additional information is required on a company-wide basis for revenues by product or service, revenues and identifiable assets by geographic location and informa-tion about significant customers. The Company will begin presenting any additional information as required by SFAS No. 131 in its financial statements for the year ending December 31, 1998.

2. ACQUISITIONS

On March 18, 1997, Lynch Michigan Telephone Holding Company, a wholly-owned subsidiary of Lynch acquired approximately 60% of the outstanding shares of Upper Peninsula Telephone Company for $15.2 million. The Company completed the acquisition of the remaining 40% on May 23, 1997. The total cost of the acquisition was $26.5 million. As a result of this transaction, the Company recorded $7.4 million in goodwill which is being amortized over 25 years.

On December 30, 1996, The Morgan Group, Inc., 51% owned by Lynch, acquired the operating assets of Transit Homes of America, Inc., a provider of transportation services to a number of producers in the manufactured housing industry. The purchase price was approximately $4.4 million, including assumed obligations.

On November 26, 1996, DFT   Communications, Inc. (Formerly known as Lynch
Telephone Corporation VIII), a wholly-owned subsidiary of Lynch, acquired all of the outstanding shares of Dunkirk & Fredonia Telephone Company, a local exchange company serving portions of western New York. The total cost of this transaction was $27.7 million. As a result of this transaction, the Company recorded $13.8 million in goodwill which is being amortized over 25 years.

On June 3, 1996, Inter-Community Telephone, a Lynch Telephone Corporation II subsidiary acquired four telephone exchanges in North Dakota containing approximately 1,400 access lines from U.S. West Communications, Inc. for approximately $4.7 million.

On October 4, 1995, Central Products Acquisition Corp., a wholly-owned subsidiary of Spinnaker Industries, Inc. ( a 63% owned subsidiary of Lynch) acquired from Alco Standard Corporation ("Alco"), the assets and stock of Central Products Company, a manufacturer of carton sealing tapes and related equipment. The cost of the acquisition was $80.0 million. As a result of this transaction, the Company recorded $27.2 million in goodwill which is being amortized over 25 years.

All of the above transactions were accounted for as purchases, and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair market values.

The operating results of the acquired companies are included in the Consolidated Statements of Operations from their respective acquisition dates. The following unaudited combined pro forma information shows the results of the Company's operations presented as though the purchase of Upper Peninsula Telephone Company was made at the beginning of 1996 and the purchase of Transit Homes and Dunkirk and Fredonia were made at the beginning of 1995.

                                                   For the year ended
                                                       December 31
                                           1997           1996           1995
                                        ----------     ----------     ----------
                                                   (In thousands except
                                                      per share data)
Sales       . . . . . . . . . . .       $469,912        $500,915       $467,720
Income (loss) from
   continuing operations  . . . .         (2,711)          8,056          4,843
Loss from discontinued
   operations   . . . . . . . . .             --            (750)          (324)
Extraordinary item  . . . . . . .             --          (1,348)            --
                                        ----------     ----------     ----------
Net income (loss) . . . . . . . .       $ (2,711)       $  5,958       $  4,519
                                        ==========     ==========     ==========
Basic earnings per share:
   Income (loss) from
     continuing operations  . . .       $  (1.92)       $   5.80       $   3.51
   Loss from discontinued
     operations   . . . . . . . .             --            (.54)          (.23)
   Extraordinary item   . . . . .             --            (.97)            --
                                        ----------     ----------     ----------
Net income (loss) per share . . .       $  (1.92)       $   4.29       $   3.28
                                        ==========     ==========     ==========
Diluted earnings per share:
   Income (loss) from
     continuing operations  . . .       $  (1.92)       $   5.73       $   3.44
   Loss from discontinued
     operations   . . . . . . . .             --            (.53)          (.23)
   Extraordinary item   . . . . .             --            (.96)            --
                                        ----------     ----------     ----------
Net income (loss) per share . . .       $  (1.92)       $   4.24       $   3.21
                                        ==========     ==========     ==========



3. SPECIAL CHARGES/DISCONTINUED OPERATIONS

Morgan Drive Away, a 51% owned subsidiary of the Company, recorded in the fourth quarter of 1996, special charges of $3,500,000 before taxes relating to exiting the truckaway operation and a write down of properties in accordance with SFAS 121. Morgan recorded a special charge for 1997 of $624,000 before taxes comprised of gains in excess of the net realizable value associated with exiting the truckaway operation of $361,000, offset by charges related to driver pay of $985,000. These charges have been included in the Company's results of continuing operations.

The Board of Directors of Lynch Systems, decided to discontinue the operations of Tri-Can International, Ltd. ("Tri-Can) and sell the assets of the operation. The sale of Tri-Can was completed in August, 1996. Accordingly, Tri-Can is reported as a discontinued operation for the years ended December 31, 1996 and 1995. Tri-Can which was previously reported in the manufacturing segment due to the insignificance to the Company's financial statements, is treated as a discontinued operation as its products and customers are different than those of Lynch Systems.

As a result of this disposal, Lynch recorded a provision for loss of $487,000 after-taxes, to reflect the writedown of certain assets and costs estimated to be incurred prior to disposal and a provision of $263,000 after-tax for operating losses prior to the sale. The operating results of Tri-Can are summarized as follows (dollars in thousands):

                                                  For the Year ended
                                                      December 31
                                                   1996         1995
                                                  -----         -----
Sales . . . . . . . . . . . . . . . . . .        $2,797        $4,539
                                                 ======        ======
Loss before tax benefit . . . . . . . . .        $ (441)       $ (580)
Income tax benefit  . . . . . . . . . . .           149           220
Minority interest . . . . . . . . . . . .            29            36
                                                 ------        ------
Loss from operations  . . . . . . . . . .          (263)         (324)
                                                 ------        ------
Loss on disposal before income tax
  benefit . . . . . . . . . . . . . . . .          (708)           --
Income tax benefit  . . . . . . . . . . .           167            --
Minority interest . . . . . . . . . . . .            54            --
                                                 ------        ------
Loss on disposal  . . . . . . . . . . . .          (487)           --
                                                 ------        ------
Total loss on discontinued operations . .        $ (750)       $ (324)
                                                 ======        ======


4. INVENTORIES

Inventories are stated at the lower of cost or market value. Inventories valued using the last-in, first-out (LIFO) method comprised approximately 48% and 50% of consolidated inventories at December 31, 1997 and 1996. Inventories at Spinnaker Coating, 43% and 42% of inventories at December 31, 1997 and 1996, are valued using the specific identification method. The balance of inventories are valued using the first-in first-out (FIFO) method.

                                                      December 31
                                                     1997        1996
                                                    -----       -----
                                                      (In Thousands)
Raw materials and supplies  . . . . . . . .        $10,493      $10,987
Work in process . . . . . . . . . . . . . .          3,544        3,950
Finished goods  . . . . . . . . . . . . . .         21,648       21,922
                                                   -------      -------
TOTAL . . . . . . . . . . . . . . . . . . .        $35,685      $36,859
                                                   =======      =======

Current cost exceeded the LIFO value of inventories by $925,000 and $973,000 at December 31, 1997 and 1996, respectively.


5. PERSONAL COMMUNICATIONS SERVICES

Lynch subsidiaries through limited partnerships, participated in the auctions conducted by the Federal Communications Commission ("FCC") for 30 megahertz and 10 megahertz of broadband spectrum to be used for personal communications services, the "C-Block" and "F-Block" Auctions, respectively. These two auctions, which were part of six auctions conducted by the FCC for a total 90 megahertz of spectrum, were specially designated by the FCC to encourage small businesses to participate in the wireless telecommunications industry, so-called "entrepreneurial blocks." To effectuate this, the FCC provided certain designated bidders a 25% bidding credit to be used during the auction as well as long-term financing for a substantial portion of the cost of the licenses acquired. The licenses represent the right to provide wireless communications services to territorial areas of the United States. Under FCC regulations, service must be provided to one-third of the population within the area of the license within five years of the date of the award and two-thirds of the population within ten years of the date of award. Failure to comply may result in the forfeiture of the license. The subsidiaries held a 49.9% limited partnership interest in each of these partnerships and had committed to funding the government interest and certain other expenses up to a specified amount as discussed below.

In the C-Block auction, which ended in May 1996, Lynch's subsidiary was a limited partner in Fortunet Communications, L.P. ("Fortunet"), which acquired 31 licenses at a net cost, after the bidding credit, of $216 million. These licenses were awarded in September 1996. The FCC provided 90% of the financing of the cost of these licenses at an interest rate of 7% per annum with interest due quarterly for years one through six and principal amortization and interest due quarterly in years seven through ten. Lynch's subsidiary had agreements to provide a total of $41.8 million of funding to such partnership, of which $24.0 million was funded through December 31, 1997. These loans carry an annual commitment fee of 20% and an interest rate of 15% which are payable when the loans mature in 2003. For accounting purposes, all cost and expenses, including interest expense, associated with the licenses are currently being capitalized until service is provided. Events during and subsequent to the auction, as well as other externally driven technological and market forces, have made financing the development of these licenses through the capital markets much more difficult than previously anticipated.

Fortunet, as well as many of the license holders from this auction, has petitioned the FCC for relief in terms of (1) resetting the interest rate to the appropriate rate at the time; (2) further reducing or delaying the required debt payments in order to afford better access to capital markets; and (3) relaxing the restrictions with regard to ownership structure and alternative arrangements in order to afford these small businesses the opportunity to more realistically restructure and build-out their systems. The response from the FCC, which was announced on September 26, 1997, afforded license holders a choice of four options, one of which was the resumption of current debt payment which had been suspended earlier this year. The ramifications of choosing the other three courses of action could result in Lynch's subsidiary ultimately forfeiting either 30%, 50%, or 100% of its current investment in these licenses. On March 24, 1998, the

FCC modified the four options. While Fortunet is still examining what action, if any, it will take with these options, it is expected that a decision will be required to be made during the second quarter of 1998. Lynch has provided for a 30% reserve of its investment at this time, as this represents management's estimate of the impairment of this investment given the current available alternatives.

The balance sheets of Fortunet at December 31, 1997 and 1996 are as follows (in thousands):

                                                         December 31
                                                     1997            1996
                                                    ------          ------
ASSETS
Cost of license acquired  . . . . . . . . . .      $243,693        $223,076
                                                   --------        --------
Total assets  . . . . . . . . . . . . . . . .      $243,693        $223,076
                                                   ========        ========
LIABILITIES AND DEFICIT
Due to the Department of Treasury . . . . . .      $208,188        $198,486
Due to Lynch Subsidiary . . . . . . . . . . .        49,513          31,574
Partnership Deficit . . . . . . . . . . . . .       (14,008)         (6,984)
                                                   --------        --------
Total liabilities and deficit . . . . . . . .      $243,693        $223,076
                                                   ========        ========

Included in "Due to Lynch Subsidiary" and "Cost of license acquired" are interest and other financing fees aggregating $25.5 million and $10.9 million at December 31, 1997 and 1996, respectively.

In the F-Block Auction, East/West Communications, Inc. ("East/West"), incorporated in August 1997 as a successor to Aer Force Communications B, L.P. minority owned by a subsidiary of Lynch, acquired five licenses to provide personal communications services in geographic areas of the United States with a total population of 20 million. Under the auction rules, in order for a bidder to bid on a designated area, it had to have on deposit with the FCC, $0.60 for each person within that designated area. Aer Force put $12 million on deposit with the FCC. The bidding concluded during January 1997 and Aer Force was high bidder for five licenses at a net bid of $19.0 million. $11.8 million of the $12 million deposited with the FCC was financed from a facility from Gabelli Funds, Inc. ("GFI"), an affiliate of the Chairman and CEO of the Company (see Note 8 for a description of the terms of this loan). In January 1997, $10.0 million of this loan was repaid with monies returned from the FCC upon completion of the auction. On May 12, 1997, four of the five licenses were awarded and on July 14, 1997, the fifth license was awarded. $15.2 million of the cost of the licenses is financed with a loan from the United States Government. The interest rate on the loan is 6.25% with quarterly principal amortization in years 3 to 10. As of November 30, 1997, Lynch's subsidiary had invested $225,000 in partnership equity and provided the partnership with a loan of $3.5 million funded by a short-term secured borrowing and had a funding commitment of $8.3 million to East/West. On December 4, 1997, East/West succeeded to the assets and liabilities of Aer Force with Lynch's subsidiary receiving 49.9% of the common stock. Immediately thereafter, Lynch spun off 39.9% of the common stock of East/West to Lynch's shareholders and transferred 10% of East/West stock to GFI in satisfaction of an obligation to pay it 10% of the net profits (after a capital charge) of Aer Force. Prior to the succession, Lynch's subsidiary contributed a portion of the debt (including interest and commitment fees) owed to it as a contribution to Aer Force B's capital and immediately after the succession the remaining debt owed to it ($4.5 million book value) was deemed paid by the issuance by East/West of 7,800 shares ($7,800,000 liquidation preference) of Redeemable Preferred Stock and termination of Lynch's subsidiary's obligation to make further loans. The Redeemable Preferred Stock has a 5% payment-in-kind dividend and is redeemable in 2009 subject to earlier payment in certain circumstances.

A Lynch subsidiary will also receive a 10% net profit interest (after a capital charge) in certain PCS Licenses won by Rivgam Communications, L.L.C. in compensation for certain services during the PCS "D and E" block auctions. Rivgam is a subsidiary of GFI. During 1997, the FCC held an auction for 2.3 GHZ of spectrum to be used for Wireless Communications Services. A wholly-owned Lynch subsidiary will receive a 5% net profit interest (after a capital charge) in certain WCS licenses won by Bal/Rivgam Communications in that auction for certain services performed during the auction. GFI has a minority interest in Bal/Rivgam.


6. INVESTMENTS IN AFFILIATED COMPANIES

Lynch Entertainment Corporation ("LENCO"), a wholly-owned subsidiary of the Company, has a 20% investment in Coronet Communications Company ("Coronet"), which operates television station WHBF-TV, a CBS affiliate in Rock Island, Illinois. Lynch Entertainment Corporation II ("LENCO II"), a wholly-owned subsidiary of the Company, has a 49% investment in Capital Communications Company ("Capital"), which operates television station WOI-TV, an ABC affiliate in Ames/Des Moines, Iowa.

At December 31, 1997 and 1996, LENCO's net investment in Coronet is a negative ($1,612,000) and $1,214,000, respectively. In 1997, Coronet repaid a $2.9 million loan to LENCO plus accrued interest. Long-term debt of Coronet, at December 31, 1997, is comprised of $14.8 million due to a third party lender which is due quarterly through December 31, 2003. The Company recorded interest income on the LENCO debt of $30,000, $287,000 and $276,000 for the years ended December 31, 1997, 1996, and 1995, respectively. LENCO guaranteed $3.8 million of $14.8 million of Coronet's third party debt.

At December 31, 1997 and 1996, LENCO II's investment in Capital is carried at zero as its share of net losses recognized to date has exceeded its net investment. LENCO II also owns $10,000 of Preferred Stock B of Capital, which is convertible at any time into the Common Stock of Capital in a sufficient amount to bring LENCO II's ownership to 50%.


7. EXCESS OF COSTS OVER FAIR VALUE OF NET ASSETS ACQUIRED

Excess of costs over fair value of net assets acquired include acquisition intangibles of $73.3 million and $69.2 million, net of accumulated amortization of $11.2 million and $7.9 million, at December 31, 1997 and 1996, respectively.


8. NOTES PAYABLE AND LONG-TERM DEBT

Long-term debt consists of (all interest rates are at December 31, 1997):

                                                        December 31
                                                      1997          1996
                                                     ------        ------
                                                       (In Thousands)
Spinnaker Industries, Inc. 10.75%
       Senior Secured Notes due 2006  . . . . . . .  $115,000     $115,000
Rural Electrification Administration and
       Rural Telephone Bank notes payable
       in equal quarterly installments through
       2027 at fixed interest rates ranging
       from 2% to 7.5% (4.7% weighted
       average), secured by assets of the
       telephone companies of $102.6 million  . . .    47,109       34,734
Bank credit facilities utilized by certain
       telephone and telephone holding
       companies through 2009, $35.1 million
       at a fixed interest rate averaging 9.1%
       and $19.5 million at variable interest
       rates averaging 8.5%   . . . . . . . . . . .    54,633       41,513
Unsecured notes issued in connection
       with telephone company acquisitions;
       $28.0 million at fixed interest rates
       averaging 9%   . . . . . . . . . . . . . . .    28,049       29,783
Gabelli Funds, Inc. loan issued in
       connection with FCC F-Block Auction
       at fixed rate of 10% due in 1997   . . . . .        --       11,800
Other     . . . . . . . . . . . . . . . . . . . . .     7,287        8,779
                                                     --------     --------
                                                      252,078      241,609
Current maturities  . . . . . . . . . . . . . . . .    (9,302)     (22,030)
                                                     --------     --------
                                                     $242,776     $219,579
                                                     ========     ========

On October 23, 1996, Spinnaker Industries, Inc. completed the issuance of $115.0 million of 10.75% senior-secured debt due 2006. The debt proceeds were used to extinguish substantially all existing bank debt, bridge loans and lines of credit at Spinnaker and its two major operating subsidiaries, Central Products and Spinnaker Coating. The early extinguishment of debt resulted in an extraordinary charge to fourth quarter earnings of $1,348,000, net of applicable taxes and minority interest. In addition, Spinnaker established a $40 million asset-backed senior-secured revolving credit facility. Financing costs were incurred by Spinnaker in conjunction with the issuance of the 10.75% senior secured notes. These financing costs are deferred and amortized over the term of the related debt. Unamortized financing costs of $5.7 million and $6.2 million at December 31, 1997 and 1996, respectively, are included in other assets.

The notes are redeemable, in whole or in part, at the option of Spinnaker on or after October 15, 2001, at the redemption prices beginning at 105.375% of the principal amount declining to 100% of the principal amount on October 15, 2005, plus accrued and unpaid interest. In addition, at any time or from time to time on or prior to October 15, 1999, Spinnaker, at its option, may redeem up to 33-1/3% of the aggregate principal amount of the Notes with net cash proceeds from public equity offerings at a redemption price equal to 110.75% of the principal amount plus accrued and unpaid interest. The Notes are unconditionally guaranteed, jointly and severally, by Spinnaker Coating, Inc. (formerly known as Brown-Bridge Industries, Inc.) and CPC.

REA debt of $13.4 million bearing interest at 2% has been reduced by a purchase price allocation of $3.0 million reflecting an imputed interest rate of 5%. Unsecured notes issued in connection with the telephone company acquisitions are predominantly held by members of management of the telephone operating companies.

On a consolidated basis, at December 31, 1997, Lynch maintains short-term and long-term lines of credit facilities totaling $88.9 million, of which $48.1 million was available. Lynch (Parent Company) maintains a $26.0 million short-term line of credit facility, of which $3.3 million was available at December 31, 1997. One facility decreased from $16.0 million to $14.0 in February 1998. The line of credit agreement expires in May 1998 and is subject to renewal. Spinnaker Industries, Inc. maintains lines of credit at its subsidiaries which total $40.0 million, of which $34.5 million was available at December 31, 1997 (see Note 17). The Morgan Group maintains lines of credit totaling $10.0 million, $3.3 million was available at December 31, 1997. In March 1998, the Morgan Group replaced this facility with a $15.0 million revolving line of credit that matures in April 2001. Additionally, a letter of credit facility was obtained which expires in April 1999. These facilities, as well as facilities at other subsidiaries of Lynch, generally limit the credit available under the lines of credit to certain variables, such as inventories and receivables, and are secured by the operating assets of the subsidiary, and include various restrictive financial covenants. Due to certain of these restrictive covenants and working capital requirements of the subsidiaries, cash distributions from the subsidiaries are limited. At December 31, 1997, $48.9 million of these total facilities expire within one year.

In general, the long-term debt credit facilities are secured by property, plant and equipment, inventory, receivables and common stock of certain subsidiaries and contain certain covenants restricting distributions to Lynch. At December 31, 1997 substantially all net assets of operating subsidiaries are restricted.

In conjunction with the "F-Block" auction discussed in Note 5, a deposit of $12.0 million was deposited with the FCC. Lynch borrowed $11.8 million of this deposit from GFI on August 12, 1996 which was due and payable in one year. The interest rate on this loan was fixed at 10% and in addition a commitment fee of 1% per annum was being charged on the principal amount of GFI's commitment ($11.8 million) including funds actually borrowed. GFI also received 20% of Lynch's subsidiary's share of net profits of Aer Force Communications B, L.P. In January 1997, $10.0 million of this loan was repaid with monies returned from the FCC. The remaining note was paid in August 1997.

Cash payments for interest were $23.1 million, $16.7 million and $10.6 million for the years ended December 31, 1997, 1996 and 1995, respectively.

Aggregate principal maturities of long-term debt for each of the next five years are as follows: 1998--$9.3 million; 1999--$8.0 million; 2000--$15.8 million; 2001--$12.0 million and 2002--$11.8 million.


9. MINORITY INTERESTS AND RELATED PARTY TRANSACTIONS

On June 13, 1994, Spinnaker entered into a management agreement (the "Management Agreement") with Boyle, Fleming & Co., Inc. ("BF"), of whom a former Director of the Company is a principal, to assume the management of Spinnaker. Effective August 31, 1996, the Management Agreement was terminated at which time Messrs. Boyle, and Fleming became employees of Spinnaker and continued to be Chairman and Chief Executive Officer and President, respectively, of Spinnaker. Spinnaker and BF also entered into a Warrant Purchase Agreement in 1994, pursuant to which BF received warrants to purchase common stock of Spinnaker (equating to a 20% ownership of Spinnaker at that time) at any time on or before June 30, 1999, subject to certain restrictions. As of December 31, 1997 there were 228,499 warrants outstanding to purchase one share each of Class A Common Stock and Common Stock at a total price of $2.67 per warrant exercise (adjusted for the 3 for 2 stock splits in December 1995 and 1994, and a stock dividend in August 1996). All the remaining warrants were exercised in January 1998.

On May 5, 1996, Alco converted a $6.0 million note, issued in connection with the purchase of CPC, into Spinnaker Common Stock. In accordance with the Company's policy, as a result of this and other transactions, the Company recognized a gain on sales of subsidiary and affiliate stock of $5.1 million in 1996.

On October 23, 1996, concurrent with the issuance of the $115 million senior notes (see Note 8), Spinnaker acquired the remaining 25% minority interest in Spinnaker Coating. The terms of the acquisition involved a cash payment of approximately $2.3 million and the issuance of 9,613 shares of Spinnaker Common Stock. In addition, as part of the consideration for the shares of capital stock of Spinnaker Coating, the minority shareholders received the right to a contingent payment, which is exercisable at any time during the period beginning October 1, 1998 and ending September 30, 2000. The value of the contingent payment is equal to the percentage of the capital stock of the former Spinnaker Coating entity owned by such stockholder at the time of the merger multiplied by 75% of the fair value of the capital stock of Spinnaker Coating, as determined in accordance with certain economic assumptions, as of the date such right is exercised, less the consideration received at closing. The contingent price is payable through the issuance of Common Stock of Spinnaker, unless Spinnaker elects to pay the contingent price in cash. If such payments are made in cash, they could give rise to a default under the Senior Notes, unless there is sufficient availability under provisions regarding restricted payments contained in the Senior Notes.

In connection with the purchase of the Spinnaker Coating minority interest, all the Spinnaker Coating options were accelerated and in turn certain key executives of Spinnaker Coating management exercised those options to purchase 71,065 shares of Spinnaker Coating common stock at various prices between $7.16 and $14.69 per share, for a total of approximately $670,000. The options were originally granted in 1994 and were issued at not less than 100% of the fair market value of the common stock at the date of grant.

On March 12, 1996, Lynch sold 10,373, shares of common stock held in its treasury to its Chairman and Chief Executive Officer at the market price per share, the closing price in trading of Lynch common stock on The American Stock Exchange on this date was $60.25.

In March, 1997, GFI and an affiliate made a secured loan to the Company of $10 million, which was used by the Company to close the acquisition of 60% of the stock of Upper Peninsula Telephone Company. The loan bore interest at the prime rate with a commitment fee of 1% of the principal amount. The loan was repaid in June 1997.

10. STOCK OPTION PLANS

On June 4, 1993, the Board of Directors of Morgan approved the adoption of a stock option plan which provides for the granting of incentive or non-qualified stock options to purchase up to 200,000 shares of Class A Common Stock to officers, including members of Morgan's Board of Directors, and other key employees. No options may be granted under this plan at less than the fair market value of the Common stock at the date of the grant, except for certain non-employee directors. Although the exercise period is determined when options are actually granted, an option shall not be exercised later than 10 years and one day after it is granted. Stock options granted will terminate if the grantee's employment terminates prior to exercise for reasons other than retirement, death, or disability. Stock options vest over a four year period pursuant to the terms of the plan, except for stock options granted to a non-employee director, which are immediately vested.

Morgan employees have been granted non-qualified stock options to purchase 118,000 shares of Class A Common stock, net of cancellations and exercises, at prices ranging from $7.38 to $9.38 per share. Non-employee directors have been granted non-qualified stock options to purchase 49,000 shares of Class A Common stock, net of cancellations and exercises, at prices ranging from $6.20 to $9.00 per share. As of December 31, 1997, there were 110,625 options to purchase shares granted to Morgan's employees and non-employee directors which were exercisable based upon the vesting terms, of which all shares had option prices less than the December 31, 1997 closing price of $9.25.

In accordance with Spinnaker's directors stock option plan, Spinnaker may grant stock options to directors who are not employees of Spinnaker. In February 1996, Spinnaker granted 30,000 stock options for the purchase of one share each of Spinnaker Class A Common Stock and Spinnaker Common Stock at a total price of $40 per option exercise (adjusted for the stock dividend in August 1996) to qualifying directors. The options vest over a two year period with 15,000 options becoming exercisable one year after the grant date and the remaining 15,000 options becoming exercisable two years after the grant date. The options expire on the fifth anniversary after the grant date or 30 days after the director ceases to be a director. In January of 1997, under the same terms, Spinnaker issued 10,000 stock options for the purchase of one share of Common Stock at an exercise price of $27 per share. As permitted by SFAS No. 123, Spinnaker elected to account for these options under APB No. 25 and as such no compensation expense was recorded because the option exercise price was not less than the market price at the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if Spinnaker had accounted for its director stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 6.09%-5.58%; dividend yields of 0%, volatility factors of the expected market price of the Spinnaker's common stock of .50; and a weighted-average expected life of the options of 3 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. The estimated weighted-average fair value per option is approximately $14.62 and $10.40 for the 1997 and 1996 options, respectively. The pro forma effect on Lynch's 1997 and 1996 operations is as follows (In Thousands, except for per share amounts):

                                        1997       1996
                                     ----------  -------
As reported:
   Net Income (loss)  . . . . . .    $(2,878)     $2,696
   Per share:
      Basic . . . . . . . . . . .      (2.03)      $1.94
      Diluted . . . . . . . . . .      (2.03)      $1.92
Pro forma:
   Net Income (loss)  . . . . . .    $(2,950)     $2,607
   Per share:
      Basic . . . . . . . . . . .      (2.08)      $1.88
      Diluted . . . . . . . . . .      (2.08)      $1.86


11. SHAREHOLDERS' EQUITY

In December 1996, the Company's Board of Directors announced that it is examining the possibility of splitting, through a "spin-off", either its communications operations or its manufacturing operations. A spin-off could improve management focus, facilitate and enhance financings and set the stage for future growth, including acquisitions. A split could also help surface the underlying values of the Company as the different business segments appeal to differing "value" and "growth" cultures in the investment community. There are a number of matters to be examined in connection with a possible spin-off, including tax consequences, and there is no assurance that such a spin-off will be effected.

In 1987, 1988 and 1992, the Board of Directors authorized the purchase of up to 300,000 shares of Common Stock. Through December 31, 1997, 230,861 shares had been purchased at an average cost of $13.15 per share.

In January 1994, an officer was granted stock options to purchase up to 24,516 shares of Lynch common stock at an exercise price of $23.125, the closing price on the American Stock Exchange on January 18, 1994. These options were exercised in January 1997 and shares were issued from Treasury.

On February 1, 1996, the Company adopted a plan to provide a portion of the compensation for its directors in common shares of the Company. The amount of common stock is based upon the market price at the end of the previous year. Through March 1998, 4,126 shares have been awarded under this program.

On February 29, 1996, the Company adopted a Phantom Stock Option Plan for certain employees. To date, 43,000 of Phantom Stock Options ("PSO") have been granted at prices ranging from $63 to $85 per share. Upon the exercise of a PSO, the holder is entitled to receive an amount equal to the amount by which the market value of the Company's common stock on the exercisable date exceeds the exercise price of the PSO. The resulting expenses were $439,000 and $46,000 in 1997 and 1996, respectively.


12. INCOME TAXES

Deferred income taxes for 1997 and 1996 are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Cumulative temporary differences and carryforwards at December 31, 1997 and 1996 are as follows:

                                      December 31, 1997         December 31, 1996
                                         Deferred Tax              Deferred Tax
                                    Asset      Liability        Asset      Liability
                                   ------        ------         -----       ------
                                                     (In Thousands)
Inventory reserve . . . . . .       $   474           --        $  435           --
Fixed assets written up
    under purchase
    accounting and tax
    over book depreciation  .            --      $18,514            --      $14,818
Discount on long-term debt  .            --        1,184            --        1,286
Basis difference in
    subsidiary and affiliate
    stock   . . . . . . . . .            --        3,378            --        3,486
Partnership tax losses in
    excess of book losses,
    including PCS
    impairment reserve  . . .         6,109        8,040            --        1,669
Other reserves and accruals .         5,459           --         2,536           --
Net operating loss
    carryforwards of
    subsidiary companies  . .         4,056           --         2,568           --
Other . . . . . . . . . . . .         1,895        2,648           194        1,130
                                    -------      -------        ------      -------
                                     17,993       33,764         5,733       22,389
Valuation allowance . . . . .            --           --          (162)          --
                                    -------      -------        ------      -------
Total deferred
    income taxes  . . . . . .       $17,993      $33,764        $5,571      $22,389
                                    =======      =======        ======      =======


The provision (benefit) for income taxes is summarized as follows:

                                  1997        1996        1995
                                 ------      ------      ------
                                         (In Thousands)
Current payable taxes:
   Federal  . . . . . . . .     $2,359        $ 695      $4,420
   State and local  . . . .        679          193         992
                                ------       ------      ------
                                 3,038          888       5,412
                                ------       ------      ------
Deferred taxes:
   Federal  . . . . . . . .     (3,722)       1,495        (446)
   State and local  . . . .        (29)         638         (60)
                                ------       ------      ------
                                (3,751)       2,133        (506)
                                ------       ------      ------
                                $ (713)      $3,021      $4,906
                                ======       ======      ======

A reconciliation of the provision for income taxes from continuing operations and the amount computed by applying the statutory federal income tax rate to income before income taxes, minority interest and extraordinary item, follows:

                                      1997        1996          1995
                                      ----        -----         ----
                                              (In Thousands)
Tax at statutory rate . . . . .     $(1,131)      $2,515       $4,260
Increases (decreases):
   State and local taxes,
     net of federal benefit   .         429          543          615
Amortization of excess of
   acquired net assets over
     cost, net  . . . . . . . .         443          132           64
Unremitted earnings of
   domestic subsidiary  . . . .        (108)         (65)          91
Reduction attributable to
   special election by
   captive insurance
   company  . . . . . . . . . .        (155)        (216)        (223)
Other . . . . . . . . . . . . .        (191)         112           99
                                    -------       ------       ------
                                     $ (713)      $3,021       $4,906
                                    =======       ======       ======

Net cash payments for income taxes were $.7 million, $3.5 million and $4.2 million for the years ended December 31, 1997, 1996 and 1995, respectively.


13. CONTINGENCIES

Lynch has pending claims incurred in the normal course of business. Management believes that the ultimate resolution of these claims will not have a material adverse effect on the consolidated liquidity, financial position or results of operations of Lynch.


14. SEGMENT INFORMATION

The Company is principally engaged in three business segments: multimedia, services and manufacturing. All businesses are located domestically, and export sales were approximately $39 million in 1997, $25 million in 1996 and $41 million in 1995. The Company does not believe it is dependent on any single customer. The multimedia segment includes local telephone companies, the investment in PCS entities and investments in two network-affiliated television stations. The services segment includes transportation and related services. $13.5 million of the Company's accounts receivable are related to the services segment and are principally due from companies in the mobile home and recreational vehicle industry located throughout the United States, including several located in the Midwest and Southeast. The manufacturing segment includes the manufacture and sale of adhesive coated stock for labels and related applications, glass forming, impact milling, adhesive tapes, and other machinery and related replacement parts, as well as quartz crystals and oscillators. There were no intersegment sales or transfers.

Operating profit (loss) is equal to revenues less operating expenses, excluding unallocated general corporate expenses, interest and income taxes. The Company allocates a portion of its general corporate expenses to its operating segments. Such allocation was $932,000, $932,000 and $965,000 during the years ended December 31 1997, 1996 and 1995, respectively. Identifiable assets of each industry segment are the assets used by the segment in its operations excluding general corporate assets. General corporate assets are principally cash and cash equivalents, short-term investments and certain other investments and receivables.

Year ended December 31
                                         1997          1996         1995
                                       --------      --------      ------
                                                (In Thousands)
REVENUES
    Multimedia  . . . . . . . . . .    $ 47,908      $ 28,608     $ 23,597
    Services  . . . . . . . . . . .     146,154       132,208      122,303
    Manufacturing   . . . . . . . .     273,474       291,064      187,727
                                       --------      --------     --------
                                       $467,536      $451,880     $333,627
                                       ========      ========     ========
OPERATING PROFIT
    Multimedia  . . . . . . . . . .    $ 11,845     $   6,611    $   4,938
    Services  . . . . . . . . . . .       1,015        (3,263)       3,371
    Manufacturing   . . . . . . . .      13,384        15,928       14,412
    Unallocated corporate
      expense   . . . . . . . . . .      (1,457)       (2,336)      (2,874)
                                       --------      --------     --------
                                       $ 24,787      $ 16,940     $ 19,847
                                       ========      ========     ========
CAPITAL EXPENDITURES
    Multimedia  . . . . . . . . . .    $ 10,914      $ 11,056     $ 14,051
    Services  . . . . . . . . . . .         919         1,007        2,135
    Manufacturing   . . . . . . . .       9,991        13,438        3,373
    General corporate   . . . . . .           4            17           10
                                       --------      --------     --------
                                       $ 21,828      $ 25,518     $ 19,569
                                       ========      ========     ========
DEPRECIATION AND
    AMORTIZATION
    Multimedia  . . . . . . . . . .    $ 12,183     $   8,660    $   7,350
    Services  . . . . . . . . . . .       1,075         1,498        1,264
    Manufacturing   . . . . . . . .       7,787         6,823        2,662
                                       --------      --------     --------
                                       $ 21,045      $ 16,981     $ 11,276
                                       ========      ========     ========
ASSETS
    Multimedia  . . . . . . . . . .    $197,881      $168,354     $102,998
    Services  . . . . . . . . . . .      32,746        33,066       30,796
    Manufacturing   . . . . . . . .     180,292       186,299      162,819
    General corporate   . . . . . .      12,719         4,901        5,826
                                       --------      --------     --------
                                       $423,638      $392,620     $302,439
                                       ========      ========     ========

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 1997 and 1996 (in thousands, except per share amounts):

                                                          1997--Three Months Ended
                                              ---------------------------------------------
                                              March 31     June 30     Sept. 30    Dec. 31
                                              ---------   ----------   ---------  ----------
Sales and revenues  . . . . . . . . . . .     $108,779     $121,426    $118,717    $118,614
Operating profit  . . . . . . . . . . . .        4,236        8,116       6,287       6,148
Income (loss) from
     continuing operations  . . . . . . .         (512)       1,250      (4,274)(a)     658
     Net income (loss)  . . . . . . . . .         (512)       1,250      (4,274)(a)     658
Basic earnings per share:
     Net income (loss)  . . . . . . . . .         (.36)         .88       (3.02)        .46
Diluted earnings per share:
     Net income (loss)  . . . . . . . . .         (.36)         .88       (3.02)        .46

                                                       1996--Three Months Ended
                                              ---------------------------------------------
                                              March 31     June 30     Sept. 30    Dec. 31
                                              ---------   ----------   ---------  ---------
Sales and revenues  . . . . . . . . . . .     $109,475     $113,493    $117,321    $111,591
Operating profit  . . . . . . . . . . . .        5,938        5,383       6,714      (1,095)
Income (loss) from
     continuing operations
     before discontinued
     operations and
     extraordinary items  . . . . . . . .        1,224        3,215       1,249        (894)
Discontinued operations . . . . . . . . .          (23)        (720)         --          (7)
Extraordinary item  . . . . . . . . . . .           --           --          --      (1,348)
     Net income (loss)  . . . . . . . . .        1,201        2,495       1,249      (2,249)
Basic earnings per share:
     Net income (loss)  . . . . . . . . .          .87         1.79         .90       (1.62)
Diluted earnings per share:
     Net income (loss)  . . . . . . . . .          .86         1.77         .89       (1.62)

Note: a) Includes $7.0 million before tax for reserve for impairment of investment in PCS license holders.

16. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

                                               Year ended December 31
                                          1997          1996         1995
                                        -------       -------       -------
Numerator:
    Income (loss)
       from continuing
       operations before
       extraordinary item   . . . .   $(2,878,000)  $4,794,000    $5,469,000
    Numerator for diluted
       earnings per share   . . . .    (2,878,000)   4,794,000     5,469,000
Denominator:
    Denominator for basic
       earnings per share--
       weighted-average shares  . .     1,415,000    1,388,000     1,379,000
    Effect of dilutive securities:
    Stock options . . . . . . . . .            --       17,000        30,000
                                      -----------   ----------    ----------
    Dilutive potential common
       shares   . . . . . . . . . .            --       17,000        30,000
    Denominator for diluted
       earnings per share -
       adjusted weighted-
       average shares   . . . . . .     1,415,000    1,405,000     1,409,000
                                      ===========   ==========    ==========
Basic earnings (loss)
    per share . . . . . . . . . . .        $(2.03)       $3.45         $3.96
                                      ===========   ==========    ==========
Diluted earnings (loss)
    per share . . . . . . . . . . .        $(2.03)       $3.41         $3.89
                                      ===========   ==========    ==========

17. SUBSEQUENT EVENTS

Effective March 17, 1998, Spinnaker Coating-Maine, Inc. closed the acquisition of the pressure sensitive adhesive-backed label stock business of S.D. Warren ("Pressure Sensitive Business" or "the Acquisition"). S.D. Warren is a large pulp and paper producer owned by an indirect wholly owned subsidiary of SAPPI, Ltd., a public South African conglomerate. Spinnaker Coating-Maine is a wholly owned subsidiary of Spinnaker Coating, Inc. and was formed to acquire the Pressure Sensitive Business which manufactures and markets label stock primarily for the EDP segment of the label stock market. The Pressure Sensitive Business' EDP products are used in various labeling end uses, including form printing and product marking and identification. The purchase price under the agreement was approximately $52 million, plus the assumption of certain liabilities and was funded by issuing the seller a subordinated note of $7.0 million and the remainder from Spinnaker's revolving credit facility which was expanded subsequent to December 31, 1997 from $40.0 million to $60.0 million.

The subordinated note bears interest at 10% per annum and 30% is due on March 31, 1999 with the remainder due March 31, 2000, subject to certain postponement and acceleration provisions. The note is convertible into Spinnaker common stock at a price of $25.00 per share, subject to certain adjustments.

The Pressure Sensitive Business generated $62.1 million of net sales and, on a historical basis, and $5.8 million of operating income for the fiscal year ended October 1, 1997. The Pressure Sensitive Business was renamed Spinnaker Coating-Maine, Inc. effective with the acquisition.


-------------------------------------------------------------------------------

                          FORWARD LOOKING INFORMATION

This Annual Report contains certain forward looking information, including without limitation information in the Chairman's Letter, the summary reports of the Company's various businesses, personal communications service matters, Management's Discussion and Analysis of Financial Condition and Results of Operations, particularly Financial Condition, and Notes to Financial Statements. It should be recognized that such information are estimates or forecasts based upon various assumptions, including the matters referred to therein, as well as meeting the Company's internal performance assumptions regarding expected operating performance and the expected performance of the economy and financial markets as it impacts the Company's businesses. As a result, such information is subject to uncertainties, risks and inaccuracies.

                         REPORT OF INDEPENDENT AUDITORS


Shareholders and Board of Directors
Lynch Corporation

We have audited the accompanying consolidated balance sheets of Lynch Corporation and subsidiaries ("Lynch Corporation") as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1996 and 1995 financial statements of Central Products Company, a wholly-owned subsidiary of Spinnaker Industries, Inc. (a 73% and 83% owned subsidiary of Lynch Manufacturing as of December 31, 1996 and 1995, respectively, a wholly-owned subsidiary of Lynch Corporation), which statements reflect total assets of $97,300,000 as of December 31,1996, and total revenues of $126,383,000 and $30,581,000 for the year ended December 31, 1996 and the three month period ended December 31, 1995, respectively, the 1996 financial statements of Dunkirk and Fredonia Telephone Company, a wholly-owned subsidiary of DFT Communications, Inc. (formerly Lynch Telephone VIII, a wholly-owned subsidiary of the Company) which statements reflect total assets of $17,715,373 as of December 31, 1996 and total revenues of $575,000 for the two month period ended December 31, 1996, the 1996 financial statements of CLR Video, L.L.C., a wholly-owned subsidiary of Lynch Multimedia (a wholly-owned subsidiary of the Company) which statements reflect total assets of $5,834,000 as of December 31, 1996 and total revenues of $1,399,000 for the year ended December 31, 1996, the 1995 financial statements of The Morgan Group, Inc. and subsidiaries, a subsidiary in which the Company has a 64% voting interest, which statements reflect total revenues of $122,303,000 for the year ended December 31, 1995, and the 1996 and 1995 financial statements of Coronet Communications Company and of Capital Communications Company, Inc. (corporations in which the Company has a 20% and 49% interest, respectively). Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for Central Products Company in 1996 and 1995, Dunkirk and Fredonia in 1996, CLR Video, L.L.C. in 1996, The Morgan Group, Inc. and subsidiaries in 1995, Coronet Communications Company and Capital Communications Company, Inc. in 1996 and 1995, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lynch Corporation and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                           Ernst & Young LLP

Stamford, Connecticut
March 24, 1998

                               LYNCH CORPORATION
                               FIVE YEAR SUMMARY
                            SELECTED FINANCIAL DATA

               (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                            Year Ended December 31 (a)
                                                        ------------------------------------------------------------
                                                            1997         1996         1995        1994        1993
                                                          -------      -------      -------     -------      -------
Revenues (a)  . . . . . . . . . . . . . . . . . . .      $467,536     $451,880     $333,627    $183,241     $127,021
                                                        ---------    ---------    ---------   ---------    ---------
Operating Profit (b)  . . . . . . . . . . . . . . .        24,787       16,940       19,847      10,942        6,634
Net Financing Activities  . . . . . . . . . . . . .       (21,259)     (14,689)      (7,376)     (4,333)      (3,643)
Reserve for Impairment, of Investment in PCS
    License Holders . . . . . . . . . . . . . . . .        (7,024)          --           --          --           --
Gain on Sales of Subsidiary and Affiliate Stock . .          169         5,146           59         190        4,326
                                                        ---------    ---------    ---------   ---------    ---------
Income (Loss) from Continuing
    Operations Before Income Taxes
    and Minority Interests  . . . . . . . . . . . .        (3,327)       7,397       12,530       6,799        7,317
Provision for Income Tax  . . . . . . . . . . . . .           713       (3,021)      (4,906)     (2,726)      (2,454)
Minority Interests  . . . . . . . . . . . . . . . .          (264)         418       (2,155)     (1,372)        (737)
                                                        ---------    ---------    ---------   ---------    ---------
Income (Loss) from Continuing Operations
    Before Extraordinary Items and Cumulative
    Effect of Accounting Change . . . . . . . . . .        (2,878)       4,794        5,469       2,701        4,126
Discontinued Operations (c) . . . . . . . . . . . .            --         (750)        (324)       (109)         (10)
Extraordinary Item (d)  . . . . . . . . . . . . . .            --       (1,348)          --        (264)        (206)
Cumulative Effect to January 1, 1993 of
    Change in Accounting for Income Taxes(e)  . . .           --           --           --          --          (957)
                                                        ---------    ---------    ---------   ---------    ---------
Net Income (Loss) . . . . . . . . . . . . . . . . .     $  (2,878)    $  2,696     $  5,145     $ 2,328     $  2,953
                                                        =========    =========    =========   =========    =========
Per Common Share (f)
    Income (Loss) from Continuing Operations:
      Basic   . . . . . . . . . . . . . . . . . . .       $ (2.03)      $ 3.45       $ 3.96      $ 2.03       $ 3.37
      Diluted   . . . . . . . . . . . . . . . . . .         (2.03)        3.41         3.89        1.95         2.98
    Net Income (Loss):
      Basic   . . . . . . . . . . . . . . . . . . .       $ (2.03)      $ 1.94        $3.73      $ 1.75       $ 2.41
      Diluted   . . . . . . . . . . . . . . . . . .         (2.03)        1.92         3.66        1.72         2.29
Cash, Securities and Short-Term Investments . . . .      $ 34,542     $ 36,102     $ 27,353    $ 31,521     $ 45,509
Total Assets (a)  . . . . . . . . . . . . . . . . .       423,638      392,620      302,439     185,910      129,523
Long-term Debt  . . . . . . . . . . . . . . . . . .       242,776      219,579      138,029      62,745       65,768
Shareholders' Equity (g)  . . . . . . . . . . . . .      $ 36,451     $ 38,923     $ 35,512    $ 30,531     $ 24,316

NOTES:

(a) Includes results of J.B.N. Telephone Company from November 30, 1993, Station WOI-TV from March 1, 1994, the Brown Bridge Division from September 19, 1994, Haviland Telephone Company from September 26, 1994, Central Products Company from October 4, 1995, Dunkirk and Fredonia Telephone Company from November 26,1996, Transit Homes of America from December 30. 1996, and Upper Peninsula Telephone Company from March 18, 1997.

(b) Operating Profit (Loss) is sales and revenues less operating expenses, which excludes investment income, interest expense, share of operations of affiliated companies, minority interests and taxes.

(c)   Discontinued operations of Lynch Tri-Can International.

(d) Gain (Loss) on repurchase or redemption of Company's 8% convertible subordinated debentures for years 1994 and 1993 and early extinguishment of debt at Spinnaker in 1996.

(e) On January 1, 1993, Lynch adopted the provisions of Statement of Financial Accounting Standard No., 109, "Accounting for Income Taxes." (See Note 12 to the Consolidated Financial Statements.) As a result of this adoption, for the years ended December 31, 1994 and 1993, Operating Profit was lower by $766,000 due to the higher depreciation and amortization as a result of increased write-ups in assets acquired in prior business combinations. The adoption of this statement had no effect on net income, other than the above noted "Cumulative Effect of Accounting Change Adjustment" for that period.

(f) Based on weighted average number of common shares outstanding--restated to conform to SFAS #128.

(g) No cash dividends have been declared over the period. In 1997, for each share of Lynch Common Stock, our shareholders received one share of East/West Communications, Inc., an F-Block PCS licensee with licenses covering a population of 20 million. These shares had a net book value to Lynch of $0.12 per share prior to the dividend.

                          MARKET PRICE INFORMATION AND
                             COMMON STOCK OWNERSHIP

    The Common Stock of Lynch Corporation is traded on the American Stock Exchange under the symbol "LGL." The market price high and lows in consolidating trading of the Common Stock during the past two years is as follows:

                                                                    THREE MONTHS ENDED
                                           --------------------------------------------------------------------------
         1997                               MARCH 31               JUNE 30              SEPT 30               DEC 31
         ---                               ---------               -------              -------               ------
         High                               109 3/4                98                  100                    95
         Low                                 69 1/2                83 1/2               87 1/2                77

         1996
         ---
         High                                72 1/2                92 1/2               90 1/2                77
         Low                                 56                    62                   67 1/2                63 1/2

At March 16, 1998, the Company had 998 shareholders of record.

BOARD OF DIRECTORS
                  ----------------------------------------------------------------------------------------------------------
E. VAL CERUTTI                                                DAVID C. MITCHELL
Business Consultant                                           Business Consultant
PAUL J. EVANSON                                               SALVATORE MUOIO
President of Florida Power & Light Company                    Managing Member of S. Muoio & Co. LLC
JOHN C. FERRARA                                               RALPH R. PAPITTO
Business Consultant                                           Chairman of AFC Cable Systems
MARIO J. GABELLI
Chairman of the Board and Chief Executive Officer of          DIRECTOR SEMERITUS
Lynch Corporation and Chairman and Chief Executive            MORRIS BERKOWITZ
Officer of The Gabelli Funds Inc.                             Business Consultant
                                                              PAUL P. WOOLARD
                                                              Business Consultant


OFFICERS
         -------------------------------------------------------------------------------------------------------------------

MARIO J. GABELLI                     ROBERT E. DOLAN                          CORPORATE STAFF
Chairman of the Board and            Chief Financial Officer                  ---------------
Chief Executive Officer              ROBERT A. HURWICH                        MARY J. CARROLL
MARK L. CUSHING                      Vice President of Administration,        CARMINE P. CERAOLO
Assistant to the Chairman            Secretary & General Counsel              CAROLE L. RAU
MARK M. FELDMAN                      LYNCH INTERACTIVE CORPORATION
Executive Vice President of          Eugene P Connell
Corporate Development                Chairman
JOSEPH H. EPEL
Treasurer

SUBSIDIARY INFORMATION
                      ------------------------------------------------------------------------------------------------------

WESTERN NEW MEXICO TELEPHONE COMPANY                        SPINNAKER COATINGS, INC.
314 Yankee Street                                           518 E. Water Street
Silver City, New Mexico 88062                               Troy, Ohio 45373
INTER-COMMUNITY TELEPHONE COMPANY                           SPINNAKER COATING-MAINE, INC.
P.O. Box A                                                  225 Warren Avenue
Nome, North Dakota 58062                                    Westbrook, Maine 04092
CUBA CITY TELEPHONE EXCHANGE COMPANY                        CENTRAL PRODUCTS COMPANY
BELMONT TELEPHONE COMPANY                                   748 Fourth Street
2801 International Lane                                     Menasha, WI 54952
Madison, Wisconsin 53704                                    ENTOLETER, INC.
BRETTON WOODS TELEPHONE COMPANY                             251 Welton Street
Mount Washington Place                                      Hamden, Connecticut 06517
Bretton Woods, New Hampshire 03575                          LYNCH SYSTEMS, INC.
J.B.N. TELEPHONE COMPANY                                    601 Independent Street
Second & Kansas                                             Bainbridge, Georgia 31717
Wetmore, Kansas 66550                                       M-TRON INDUSTRIES, INC.
CLR VIDEO, L.L.C.                                           100 Douglas Avenue
328 Second Street                                           Yankton, South Dakota 57078
Westmore, Kansas 66650
HAVILAND TELEPHONE COMPANY                                  INVESTOR RELATIONS CONTACT
106 N. Main Street                                          Robert E. Dolan
Haviland, Kansas 67059                                      (203) 629-3333
DUNKIRK & FREDONIA TELEPHONE COMPANY
40 Temple Street                                            TRANSFER AGENT & REGISTRAR
Fredonia, New York 14063                                    FOR COMMON STOCK
UPPER PENINSULA TELEPHONE COMPANY                           Chemical Mellon Shareholder Services
397 US 41                                                   New York, New York
Carney, Michigan 49812                                      TRADING INFORMATION
THE MORGAN GROUP, INC.                                      American Stock Exchange
MORGAN DRIVE AWAY INC.
28651 US 20, West                                                           Securities          Symbol
Elkhart, Indiana 46515                                                     Common Stock           LGL
SPINNAKER INDUSTRIES, INC.
600 N. Pearl Street
Dallas, Texas 75201

                                   FORM 10-K

COPIES OF THE CORPORATION'S FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997 MAY BE OBTAINED, WITHOUT CHARGE, BY WRITING TO LYNCH CORPORATION, 8 SOUND SHORE DRIVE, GREENWICH, CT 06830, ATTENTION: ROBERT E. DOLAN.

LYNCH CORPORATION, 8 SOUND SHORE DRIVE, SUITE 290, GREENWICH, CONNECTICUT 06830                         TELEPHONE (203) 629-3333
--------------------------------------------------------------------------------------------------------------------------------